[Logo]	SUBJECT TO COMPLETION November 30, 2009~~8~~

INTEGRITY MANAGED PORTFOLIOS

KANSAS MUNICIPAL FUND (KSMUX)
KANSAS INSURED INTERMEDIATE FUND (KSIMX)
MAINE MUNICIPAL FUND (MEMUX)
NEBRASKA MUNICIPAL FUND (NEMUX)
NEW HAMPSHIRE MUNICIPAL FUND (KSMUX)
OKLAHOMA MUNICIPAL FUND (KSMUX)

PROSPECTUS

This prospectus is intended to provide important information to help you evaluate whether one of the Integrity Managed Portfolios listed above may be right for you. Please read it carefully before investing and keep it for future reference. To learn more about how the Integrity Managed Portfolios can help you achieve your financial goals, call Integrity Funds Distributor, Inc. at 800-276-1262.

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

[To be updated]

KANSAS MUNICIPAL FUND
Fund Summary	~~4~~
How the Fund ~~H~~has Performed	~~6~~

KANSAS INSURED INTERMEDIATE FUND
Fund Summary	~~8~~
How the Fund ~~H~~has Performed	~~10~~

MAINE MUNICIPAL FUND
Fund Summary	~~12~~
How the Fund ~~H~~has Performed	~~14~~

NEBRASKA MUNICIPAL FUND
Fund Summary	~~16~~
How the Fund ~~H~~has Performed	~~18~~

NEW HAMPSHIRE MUNICIPAL FUND
Fund Summary	~~20~~
How the Fund ~~H~~has Performed	~~22~~

OKLAHOMA MUNICIPAL FUND
Fund Summary	~~24~~
How the Fund ~~H~~has Performed	~~26~~

FEES AND EXPENSES OF THE FUNDS	~~28~~

COST OF INVESTING EXAMPLES	~~30~~

INVESTMENT OBJECTIVES	~~31~~

IMPLEMENTATION OF INVESTMENT OBJECTIVES	~~31~~
Principal Investment Strategies	~~31~~
How Investments a~~A~~re Selected	~~33~~
Portfolio Turnover	~~33~~

RISKS	~~33~~
Investment Limitations	~~33~~
Hedging Strategies	~~33~~
Principal Risk Factors	~~34~~

PORTFOLIO HOLDINGS	~~37~~

MANAGEMENT AND ORGANIZATION	~~37~~
Investment Adviser	~~37~~
Portfolio Manager	~~38~~

SHAREHOLDER INFORMATION	~~38~~
Pricing of Fund Shares	~~38~~
Purchase of Fund Shares	~~39~~
Important Information About Purchases	~~41~~
Redemption of Fund Shares	~~42~~
Dividends and Distributions	~~44~~
Frequent Purchases and Redemptions of Fund Shares	~~45~~
Tax Consequences	~~47~~

DISTRIBUTION ARRANGEMENTS	~~49~~
Sales Loads and Rule 12b-1 Fees	~~49~~
Rule 12b-1 Fees	~~52~~

SHAREHOLDER INQUIRIES AND MAILINGS	~~52~~

FINANCIAL HIGHLIGHTS	~~53~~
Kansas Municipal Fund	~~54~~
Kansas Insured Intermediate Fund	~~55~~
Maine Municipal Fund	~~56~~
Nebraska Municipal Fund	~~57~~
New Hampshire Municipal Fund	~~58~~
Oklahoma Municipal Fund	~~59~~

APPENDIX—ADDITIONAL STATE INFORMATION	~~60~~

PRIVACY POLICY	~~63~~

An investment in the Funds is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

KANSAS MUNICIPAL FUND

Fund Summary

Fund Investment Objectives/Goals

The Kansas Municipal Fund (the "Kansas Fund" or a "Fund") seeks to provide its shareholders with as high a level of current income that is exempt from both federal income tax and Kansas income tax as is consistent with preservation of capital.

Principal Investment Strategies of the Fund

The Fund purchases primarily Kansas municipal bonds that are rated investment grade (AAA/Aaa to BBB/Baa) by independent ratings agencies at the time of purchase. The Fund may buy non-rated municipal bonds if the Fund's investment adviser judges them to be of comparable quality. The Fund is non-diversified and may invest more of its assets in a single issuer than a diversified mutual fund. The expected average dollar weighted maturity of the Fund's portfolio is between 10 and 25 years. To pursue its objective, the Fund normally invests at least 80% of its assets (including any borrowings for investment purposes) in municipal securities that pay interest free from federal income taxes and Kansas personal income taxes (excluding alternative minimum tax ("AMT")).

State and local governments, their agencies and authorities issue municipal securities to borrow money for various public and private projects. Municipal securities pay a fixed, floating, or variable rate of interest and require the amount borrowed (principal) to be repaid at maturity.

The Fund may invest up to 15% of its net assets in U.S. territorial obligations (including qualifying obligations of Puerto Rico, the U.S. Virgin Islands, and Guam), the interest on which is exempt from federal income taxes.

For temporary defensive purposes and cash management purposes to keep cash on hand fully invested, the Fund may invest in money market mutual funds and/or in any of the following short-term, fixed-income obligations, the interest on which is subject to federal income taxes: obligations of the U.S. Government, its agencies, or instrumentalities; debt securities rated within the three highest grades of Moody's Investors Service ("Moody's") or Standard and Poor's Ratings Services ("S&P"); commercial paper rated in the highest two grades by either of those rating services (P-1, P-2 or A-1, A-2, respectively); certificates of deposit of domestic banks, including foreign branches of domestic banks that have capital, surplus, and undivided profits that exceed $100 million; time deposits; bankers' acceptances; repurchase agreements; and obligations of the relevant state with respect to these investments. During such times, the Fund may not achieve its investment objective.

The Fund's investment adviser uses a value-oriented strategy and looks for higher-yielding municipal bonds that offer the potential for above-average return. To assess a bond's investment potential, the Fund's investment adviser considers the bond's yield, price, credit quality, and future prospects.

The Fund may also invest in futures and options on futures solely for hedging purposes.

Principal Risks of Investing in the Fund

You should be aware that loss of money is a risk of investing in the Fund. The principal risks of investing in the Fund are interest rate risk and credit risk. Interest rate risk is the risk that interest rates will rise, causing bond prices to fall. The longer the average maturity of the Fund's portfolio, the greater its interest rate risk. Credit risk is the risk that the credit strength of an issuer (or insurer, if any) of a municipal bond will weaken and/or an issuer of a municipal bond will fail to make interest and principal payments. In general, lower rated bonds carry greater credit risk. These may have increased speculative characteristics and changes in economic conditions or other circumstances may be more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade bonds. In addition, the financial strength ratings of certain municipal bond insurers have recently come under greater scrutiny and have been, or may be, downgraded. To the extent the Fund holds insured securities (if any), a change in the credit ratings of any one or more of the municipal bond insurers that insure such securities in the Fund's portfolio may affect the value of the securities they insure, the Fund's share price and Fund performance. The Fund might also be adversely impacted by the inability of an insurer to meet its insurance obligations.

A municipal security may be prepaid (called) before maturity. An issuer is more likely to call its securities when interest rates are falling because the issuer can issue new securities with lower interest payments. If a security is called, the Fund may have to replace it with a lower-yielding security. At any time, the Fund may have a large proportion of its assets invested in municipal securities subject to call risk. A call of some or all of these securities may lower the Fund's future income and yield as well as its distributions to shareholders.

The Fund may invest more than 25% of its assets in municipal securities that finance similar types of projects, such as ~~hospitals~~health care, housing, industrial development, transportation, and pollution control. A change that affects one project, such as proposed legislation on the financing of the project, a shortage of the materials needed for the project, or a declining need for the project, would likely affect all similar projects, thereby increasing market risk.

Municipal securities may be issued on a when-issued or delayed delivery basis, where payment and delivery take place at a future date. Since the market price of the security may fluctuate during the time before payment and delivery, the Fund assumes the risk that the value of the security at delivery may be more or less than the purchase price.

Because the Fund may use hedging strategies, it also bears the risk that the price movements of the futures and options on futures may not correlate with the price movements of the portfolio securities being hedged.

Because the Fund is non-diversified and invests primarily in Kansas bonds, it is particularly susceptible to any economic, political, or regulatory developments affecting a particular issuer or issuers of Kansas bonds in which it invests. Investing primarily in a single state makes the Fund more sensitive to risks specific to the state. Investing a significant portion of its assets in the municipal securities of U.S. territories and possessions also makes the Fund more sensitive to risks specific to such U.S. territories and possessions. Please refer to the Appendix and Statement of Additional Information ("SAI") for additional risks of investing in Kansas bonds.

Is the Fund Right for You?

You may wish to invest in the Fund if you seek to:

•	earn regular monthly dividends free from federal income tax and Kansas income tax (excluding AMT);

•	preserve investment capital over time;

•	reduce taxes on investment income; or

•	set aside money systematically for retirement, estate planning, or college funding.

You may not wish to invest in the Fund if you seek to:

•	pursue an aggressive, high-growth investment strategy;

•	invest through an IRA or 401(k) plan;

•	avoid fluctuations in share price; or

•	avoid the AMT.

An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

How the Fund h~~H~~as Performed

The following bar chart and table provide some indication of the risk of investing in the Fund by showing changes in the Fund's performance from year to year and by showing how the Fund's average annual returns for one, five, and ten years and since inception of the Fund compare with those of a broad measure of market performance. The Fund's past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

Prior to August 1, 2009, the Fund was managed by Integrity Money Management, Inc. ("Integrity Money Management"). Since August 1, 2009, the Fund has been managed by Viking Fund Management, LLC ("Viking Management"). However, the Fund's portfolio manager, who was previously an employee of Integrity Money Management and is currently an employee of Viking Management, has remained the same.

The bar chart shows the Fund's annual returns on a before-tax basis. Returns before taxes do not reflect the effects of any income or capital gains taxes. If taxes were included, the annual returns would be lower than those shown.

The bar chart and highest/lowest quarterly returns below do not reflect the Fund's sales charges, which would reduce returns.

Annual Total Returns (as of 12/31 each year)(1)
[bar chart]

~~1998~~	~~4.02%~~
1999	0.33%
2000	8.17%
2001	5.39%
2002	0.51%
2003	1.78%
2004	(0.12%)
2005	2.35%
2006	3.92%
2007	3.49%
2008	(2.38%)

(1)The year-to-date return on net asset value as of September 30, 200~~8~~9 was ~~(1.53%)~~_____%.

For the periods shown, the highest and lowest quarterly returns were 3.68% and (~~1.51~~2.01%) for the quarters ending December 29, 2000 and ~~March 31, 2004~~September 30, 2008, respectively.

Average Annual Total Returns (for the periods ended December 31, 2008~~7~~)

	1 Year	5 Years	10 Years	Since Inception(1)

Return Before Taxes	~~(0.88%)~~(6.52%)	0.54%~~1.39%~~	1.86%~~2.51%~~	3.91%~~4.29%~~

Return After Taxes on Distributions	(6.52%)~~(0.88%)~~	0.54%~~1.39%~~	1.86%~~2.51%~~	3.89%~~4.27%~~

Return After Taxes on Distributions and Sale of Fund Shares	(2.94%)~~0.72%~~	1.02%~~1.73%~~	2.19%~~2.75%~~	4.04%~~4.37%~~

~~Lehman Brothers~~Barclays Capital Municipal Bond Index(2)	(2.47%)~~3.37%~~	2.71%~~4.30%~~	4.26%~~5.18%~~	5.95%~~6.46%~~

(1)	The inception date is November 15, 1990.

(2)

The Barclays Capital Municipal Bond Index (formerly named the Lehman Brothers Municipal Bond Index ) is a benchmark index that includes investment-grade, tax-exempt, and fixed-rate bonds with long-term maturities (greater than two years) selected from issues larger than $50 million. It includes reinvested interest, but reflects no deduction for fees, expenses, or taxes. The index is unmanaged and cannot accommodate direct investments.

The average annual total return table above reflects the maximum sales charge of 4.25%.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Returns after taxes on distributions reflect the taxed return on the payment of dividends and capital gains. Returns after taxes on distributions and sale of shares assume you sold your shares at period end, and, therefore, are also adjusted for any capital gains or losses incurred. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

The percentage of unrealized capital gains as compared to overall Fund assets at July 31, 200~~8~~9: ~~1.33~~0.95%.

KANSAS INSURED INTERMEDIATE FUND

Fund Summary

Fund Investment Objectives/Goals

The Kansas Insured Intermediate Fund (the "Kansas Insured Fund" or a "Fund") seeks to provide its shareholders with as high a level of current income that is exempt from both federal income tax and Kansas income tax as is consistent with preservation of capital.

Principal Investment Strategies of the Fund

The Fund purchases primarily Kansas municipal bonds that are rated at least "A" by independent ratings agencies at the time of purchase and that are insured municipal securities. The Fund may also invest up to 15% of its total assets in municipal securities backed by an escrow or trust account that contains sufficient U.S. Government or U.S. Government agency securities to ensure timely payment of principal and interest. The Fund is non-diversified and may invest more of its assets in a single issuer than a diversified mutual fund. The expected average dollar weighted maturity of the Fund's portfolio is between 3 and 10 years. To pursue its objective, the Fund normally invests at least 95% of its assets (including any borrowings for investment purposes) in municipal securities that pay interest free from federal income taxes and Kansas personal income taxes (excluding AMT).

State and local governments, their agencies and authorities issue municipal securities to borrow money for various public and private projects. Municipal securities pay a fixed, floating, or variable rate of interest and require the amount borrowed (principal) to be repaid at maturity.

The Fund may invest up to 15% of its net assets in U.S. territorial obligations (including qualifying obligations of Puerto Rico, the U.S. Virgin Islands, and Guam), the interest on which is exempt from federal income taxes.

For temporary defensive purposes and cash management purposes to keep cash on hand fully invested, the Fund may invest in money market mutual funds and/or in any of the following short-term, fixed-income obligations, the interest on which is subject to federal income taxes: obligations of the U.S. Government, its agencies, or instrumentalities; debt securities rated within the three highest grades of Moody's or S&P; commercial paper rated in the highest two grades by either of those rating services (P-1, P-2 or A-1, A-2, respectively); certificates of deposit of domestic banks, including foreign branches of domestic banks that have capital, surplus, and undivided profits that exceed $100 million; time deposits; bankers' acceptances; repurchase agreements; and obligations of the relevant state with respect to these investments. During such times, the Fund may not achieve its investment objective.

The Fund's investment adviser uses a value-oriented strategy and looks for higher-yielding municipal bonds that offer the potential for above-average return. To assess a bond's investment potential, the Fund's investment adviser considers the bond's yield, price, credit quality, and future prospects.

The Fund may also invest in futures and options on futures solely for hedging purposes.

Principal Risks of Investing in the Fund

You should be aware that loss of money is a risk of investing in the Fund. The principal risks of investing in the Fund are interest rate risk and credit risk. Interest rate risk is the risk that interest rates will rise, causing bond prices to fall. The longer the average maturity of the Fund's portfolio, the greater its interest rate risk. Credit risk is the risk that the credit strength of an issuer (or insurer) of a municipal bond will weaken and/or an issuer of a municipal bond will fail to make interest and principal payments. In general, lower rated bonds carry greater credit risk. These may have increased speculative characteristics and changes in economic conditions or other circumstances may be more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade bonds. (See "Implementation of Investment Objectives—Principal Investment Strategies—Rating Requirements—Kansas Insured Fund" below regarding insured municipal securities held by the Fund.) In addition, the financial strength ratings of certain municipal bond insurers have recently come under greater scrutiny and have been, or may be, downgraded. A change in the credit ratings of any one or more of the municipal bond insurers that insure securities in the Fund's portfolio may affect the value of the securities they insure, the Fund's share price and Fund performance. The Fund might also be adversely impacted by the inability of an insurer to meet its insurance obligations.

A municipal security may be prepaid (called) before maturity. An issuer is more likely to call its securities when interest rates are falling because the issuer can issue new securities with lower interest payments. If a security is called, the Fund may have to replace it with a lower-yielding security. At any time, the Fund may have a large proportion of its assets invested in municipal securities subject to call risk. A call of some or all of these securities may lower the Fund's future income and yield as well as its distributions to shareholders.

The Fund may invest more than 25% of its assets in municipal securities that finance similar types of projects, such as ~~hospitals~~health care, housing, industrial development, transportation, and pollution control. A change that affects one project, such as proposed legislation on the financing of the project, a shortage of the materials needed for the project, or a declining need for the project, would likely affect all similar projects, thereby increasing market risk.

Municipal securities may be issued on a when-issued or delayed delivery basis, where payment and delivery take place at a future date. Since the market price of the security may fluctuate during the time before payment and delivery, the Fund assumes the risk that the value of the security at delivery may be more or less than the purchase price.

Because the Fund may use hedging strategies, it also bears the risk that the price movements of the futures and options on futures may not correlate with the price movements of the portfolio securities being hedged.

Because the Fund is non-diversified and invests primarily in Kansas bonds, it is particularly susceptible to any economic, political, or regulatory developments affecting a particular issuer or issuers of Kansas bonds in which it invests. Investing primarily in a single state makes the Fund more sensitive to risks specific to the state. Investing a significant portion of its assets in the municipal securities of U.S. territories and possessions also makes the Fund more sensitive to risks specific to such U.S. territories and possessions. Please refer to the Appendix and SAI for additional risks of investing in Kansas bonds.

Is the Fund Right for You?

You may wish to invest in the Fund if you seek to:

•	earn regular monthly dividends free from federal income tax and Kansas income tax (excluding AMT);

•	preserve investment capital over time;

•	reduce taxes on investment income;

•	set aside money systematically for retirement, estate planning, or college funding; or

•	prefer insured securities to uninsured securities that may provide a higher income.

You may not wish to invest in the Fund if you seek to:

•	pursue an aggressive, high-growth investment strategy;

•	invest through an IRA or 401(k) plan;

•	avoid fluctuations in share price; or

•	avoid the AMT.

An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

How the Fund h~~H~~as Performed

The following bar chart and table provide some indication of the risk of investing in the Fund by showing changes in the Fund's performance from year to year and by showing how the Fund's average annual returns for one, five, and ten years and since inception of the Fund compare with those of a broad measure of market performance. The Fund's past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

Prior to August 1, 2009, the Fund was managed by Integrity Money Management, Inc. ("Integrity Money Management"). Since August 1, 2009, the Fund has been managed by Viking Fund Management, LLC ("Viking Management"). However, the Fund's portfolio manager, who was previously an employee of Integrity Money Management and is currently an employee of Viking Management, has remained the same.

The bar chart shows the Fund's annual returns on a before-tax basis. Returns before taxes do not reflect the effects of any income or capital gains taxes. If taxes were included, the annual returns would be lower than those shown.

The bar chart and highest/lowest quarterly returns below do not reflect the Fund's sales charges, which would reduce returns.

Annual Total Returns (as of 12/31 each year)(1)
[bar chart]

~~1998~~	~~4.68%~~
1999	1.19%
2000	5.93%
2001	5.80%
2002	1.77%
2003	3.42%
2004	0.05%
2005	(0.01%)
2006	5.06%
2007	4.01%
2008	2.57%

(1)The year-to-date return on net asset value as of September 30, 200~~8~~9 was _____%~~0.93%~~.

For the periods shown, the highest and lowest quarterly returns were 2.26% and (1.23%) for the quarters ending December 29, 2000 and June 30, 2005, respectively.

Average Annual Total Returns (for the periods ended December 31, 2008~~7~~)

	1 Year	5 Years	10 Years	Since Inception(1)

Return Before Taxes	~~1.16%~~(0.25%)	~~1.92%~~1.75%	~~2.88%~~2.67%	~~3.73%~~3.66%

Return After Taxes on Distributions	(0.25%)~~1.15%~~	1.75%~~1.92%~~	2.67%~~2.88%~~	3.66%~~3.73%~~

Return After Taxes on Distributions and Sale of Fund Shares	1.16%~~2.14%~~	2.04%~~2.18%~~	2.86%~~3.05%~~	3.74%~~3.81%~~

~~Lehman Brothers~~Barclays Capital Municipal 7-Year Bond Index(2)	4.58%~~5.06%~~	3.70%~~3.74%~~	4.74%~~4.90%~~	5.43%~~5.49%~~

(1)	The inception date is November 23, 1992.

(2)

The Barclays Capital Municipal 7-Year Bond Index (formerly named the Lehman Brothers Municipal 7-Year Bond Index ) is a benchmark index that includes investment-grade, tax-exempt, and fixed-rate bonds with remaining maturities of seven to eight years selected from issues larger than $50 million. It includes reinvested interest, but reflects no deduction for fees, expenses, or taxes. The index is unmanaged and cannot accommodate direct investments.

The average annual total return table above reflects the maximum sales charge of 2.75%.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Returns after taxes on distributions reflect the taxed return on the payment of dividends and capital gains. Returns after taxes on distributions and sale of shares assume you sold your shares at period end, and, therefore, are also adjusted for any capital gains or losses incurred. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

The percentage of unrealized capital gains as compared to overall Fund assets at July 31, 200~~8~~9: ~~1.95~~2.73%.

MAINE MUNICIPAL FUND

Fund Summary

Fund Investment Objectives/Goals

The Maine Municipal Fund (the "Maine Fund" or a "Fund") seeks a high level of current income exempt from both federal income tax and Maine state income tax (other than the AMT) without assuming undue risk.

Principal Investment Strategies of the Fund

The Fund purchases primarily Maine municipal bonds that are rated investment grade (AAA/Aaa to BBB/Baa) by independent ratings agencies at the time of purchase. The Fund may buy non-rated municipal bonds if the Fund's investment adviser judges them to be of comparable quality. The Fund is non-diversified and may invest more of its assets in a single issuer than a diversified mutual fund. The expected average dollar weighted maturity of the Fund's portfolio is between 5 and 15 years. To pursue its objective, the Fund normally invests at least 80% of its assets (including any borrowings for investment purposes) in municipal securities that pay interest free from federal income taxes and Maine personal income taxes (excluding AMT).

State and local governments, their agencies and authorities issue municipal securities to borrow money for various public and private projects. Municipal securities pay a fixed, floating, or variable rate of interest and require the amount borrowed (principal) to be repaid at maturity.

The Fund may invest up to 30% of its net assets in U.S. territorial obligations (including qualifying obligations of Puerto Rico, the U.S. Virgin Islands, and Guam), the interest on which is exempt from federal income taxes.

For temporary defensive purposes and cash management purposes to keep cash on hand fully invested, the Fund may invest in money market mutual funds and/or in any of the following short-term, fixed-income obligations, the interest on which is subject to federal income taxes: obligations of the U.S. Government, its agencies, or instrumentalities; debt securities rated within the three highest grades of Moody's or S&P; commercial paper rated in the highest two grades by either of those rating services (P-1, P-2 or A-1, A-2, respectively); certificates of deposit of domestic banks, including foreign branches of domestic banks that have capital, surplus, and undivided profits that exceed $100 million; time deposits; bankers' acceptances; repurchase agreements; and obligations of the relevant state with respect to these investments. During such times, the Fund may not achieve its investment objective.

The Fund's investment adviser uses a value-oriented strategy and looks for higher-yielding municipal bonds that offer the potential for above-average return. To assess a bond's investment potential, the Fund's investment adviser considers the bond's yield, price, credit quality, and future prospects.

The Fund may also invest in futures and options on futures solely for hedging purposes.

Principal Risks of Investing in the Fund

You should be aware that loss of money is a risk of investing in the Fund. The principal risks of investing in the Fund are interest rate risk and credit risk. Interest rate risk is the risk that interest rates will rise, causing bond prices to fall. The longer the average maturity of the Fund's portfolio, the greater its interest rate risk. Credit risk is the risk that the credit strength of an issuer (or insurer, if any) of a municipal bond will weaken and/or an issuer of a municipal bond will fail to make interest and principal payments. In general, lower rated bonds carry greater credit risk. These may have increased speculative characteristics and changes in economic conditions or other circumstances may be more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade bonds. In addition, the financial strength ratings of certain municipal bond insurers have recently come under greater scrutiny and have been, or may be, downgraded. To the extent the Fund holds insured securities (if any), a change in the credit ratings of any one or more of the municipal bond insurers that insure such securities in the Fund's portfolio may affect the value of the securities they insure, the Fund's share price and Fund performance. The Fund might also be adversely impacted by the inability of an insurer to meet its insurance obligations.

A municipal security may be prepaid (called) before maturity. An issuer is more likely to call its securities when interest rates are falling because the issuer can issue new securities with lower interest payments. If a security is called, the Fund may have to replace it with a lower-yielding security. At any time, the Fund may have a large proportion of its assets invested in municipal securities subject to call risk. A call of some or all of these securities may lower the Fund's income and yield as well as its distributions to shareholders.

The Fund may invest more than 25% of its assets in municipal securities that finance similar types of projects, such as ~~hospitals~~health care, housing, industrial development, transportation, and pollution control. A change that affects one project, such as proposed legislation on the financing of the project, a shortage of the materials needed for the project, or a declining need for the project, would likely affect all similar projects, thereby increasing market risk.

Municipal securities may be issued on a when-issued or delayed delivery basis, where payment and delivery take place at a future date. Since the market price of the security may fluctuate during the time before payment and delivery, the Fund assumes the risk that the value of the security at delivery may be more or less than the purchase price.

Because the Fund may use hedging strategies, it also bears the risk that the price movements of the futures and options on futures may not correlate with the price movements of the portfolio securities being hedged.

Because the Fund is non-diversified and invests primarily in Maine bonds, it is particularly susceptible to any economic, political, or regulatory developments affecting a particular issuer or issuers of Maine bonds in which it invests. Investing primarily in a single state makes the Fund more sensitive to risks specific to the state. Investing a significant portion of its assets in the municipal securities of U.S. territories and possessions also makes the Fund more sensitive to risks specific to such U.S. territories and possessions. Please refer to the Appendix and SAI for additional risks of investing in Maine bonds.

Is the Fund Right for You?

You may wish to invest in the Fund if you seek to:

•	earn regular monthly dividends free from federal income tax and Maine income tax (excluding AMT);

•	preserve investment capital over time;

•	reduce taxes on investment income; or

•	set aside money systematically for retirement, estate planning, or college funding.

You may not wish to invest in the Fund if you seek to:

•	pursue an aggressive, high-growth investment strategy;

•	invest through an IRA or 401(k) plan;

•	avoid fluctuations in share price; or

•	avoid the AMT.

An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

How the Fund h~~H~~as Performed

The following bar chart and table provide some indication of the risk of investing in the Fund by showing changes in the Fund's performance from year to year and by showing how the Fund's average annual returns for one, five, and ten years and since inception of the Fund compare with those of a broad measure of market performance. The Fund's past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

Since August 1, 2009, the Fund has been managed by Viking Fund Management, LLC ("Viking Management"). From December 20, 2003 through July 31, 2009, the Fund was managed by Integrity Money Management, Inc. ("Integrity Money Management"). However, the Fund's portfolio manager, who was previously an employee of Integrity Money Management and is currently an employee of Viking Management, has remained the same since the change in investment adviser from Integrity Money Management to Viking Management. The results prior to December 20, 2003, the date Integrity Money Management commenced management of the Fund's portfolio, were achieved while the Fund was managed by other investment advisers that used different investment strategies and techniques, which may have produced different results than those achieved by Integrity Money Management or Viking Management.

The bar chart shows the Fund's annual returns on a before-tax basis. Returns before taxes do not reflect the effects of any income or capital gains taxes. If taxes were included, the annual returns would be lower than those shown.

~~The results prior to December 20, 2003, the date Integrity Money Management, Inc. commenced management of the Fund's portfolio, were achieved while the Fund was managed by other investment advisers that used different investment strategies and techniques, which may have produced different investment results than those achieved by the current investment adviser.~~

The bar chart and highest/lowest quarterly returns below do not reflect the Fund's sales charges, which would reduce returns.

Annual Total Returns (as of 12/31 each year)(1)
[bar chart]

~~1998~~	~~5.63%~~
1999	(1.13%)
2000	9.22%
2001	4.08%
2002	6.91%
2003	3.46%
2004	0.30%
2005	(0.51%)
2006	6.01%
2007	3.68%
2008	1.31%

(1) The year-to-date return on net asset value as of September 30, 200~~8~~9 was ~~(1.72%)~~____%.

For the periods shown, the highest and lowest quarterly returns were 3.67% and (1.73%) for the quarters ending September 30, 2002 and June 30, 2005, respectively.

Average Annual Total Returns (for the periods ended December 31, 2008~~7~~)

	1 Year	5 Years	10 Years	Since Inception(1)

Return Before Taxes	~~(0.72%)~~(2.99%)	~~1.70%~~1.25%	~~3.28%~~2.85%	~~4.66%~~4.46%

Return After Taxes on Distributions	(2.99%)~~(0.72%)~~	1.16%~~1.60%~~	2.80%~~3.21%~~	4.41%~~4.61%~~

Return After Taxes on Distributions and Sale of Fund Shares	(0.78%)~~0.72%~~	1.52%~~1.91%~~	2.94%~~3.32%~~	4.44%~~4.61%~~

~~Lehman Brothers~~Barclays Capital Municipal Bond Index(2)	(2.47%)~~3.37%~~	2.71%~~4.30%~~	4.26%~~5.18%~~	5.66%~~6.19%~~

(1)	The inception date is December 5, 1991.

(2)

The Barclays Capital Municipal Bond Index (formerly named the Lehman Brothers Municipal Bond Index) is a benchmark index that includes investment-grade, tax-exempt, and fixed-rate bonds with long-term maturities (greater than two years) selected from issues larger than $50 million. It includes reinvested interest, but reflects no deduction for fees, expenses, or taxes. The index is unmanaged and cannot accommodate direct investments.

The average annual total return table above reflects the maximum sales charge of 4.25%.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Returns after taxes on distributions reflect the taxed return on the payment of dividends and capital gains. Returns after taxes on distributions and sale of shares assume you sold your shares at period end, and, therefore, are also adjusted for any capital gains or losses incurred. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

The percentage of unrealized capital gains as compared to overall Fund assets at July 31, 2009~~8~~: 2.17~~1.84~~%.

NEBRASKA MUNICIPAL FUND

Fund Summary

Fund Investment Objectives/Goals

The Nebraska Municipal Fund (the "Nebraska Fund" or a "Fund") seeks to provide its shareholders with as high a level of current income exempt from both federal income tax and Nebraska income tax as is consistent with preservation of capital.

Principal Investment Strategies of the Fund

The Fund purchases primarily Nebraska municipal bonds that are rated investment grade (AAA/Aaa to BBB/Baa) by independent ratings agencies at the time of purchase. The Fund may buy non-rated municipal bonds if the Fund's investment adviser judges them to be of comparable quality. The Fund is non-diversified and may invest more of its assets in a single issuer than a diversified mutual fund. The expected average dollar weighted maturity of the Fund's portfolio is between 10 and 25 years. To pursue its objective, the Fund normally invests at least 80% of its assets (including any borrowings for investment purposes) in municipal securities that pay interest free from federal income taxes and Nebraska personal income taxes (excluding AMT).

State and local governments, their agencies and authorities issue municipal securities to borrow money for various public and private projects. Municipal securities pay a fixed, floating, or variable rate of interest and require that the amount borrowed (principal) be repaid at maturity.

The Fund may invest up to 15% of its net assets in U.S. territorial obligations (including qualifying obligations of Puerto Rico, the U.S. Virgin Islands, and Guam), the interest on which is exempt from federal income taxes.

For temporary defensive purposes and cash management purposes to keep cash on hand fully invested, the Fund may invest in money market mutual funds and/or in any of the following short-term, fixed-income obligations, the interest on which is subject to federal income taxes: obligations of the U.S. Government, its agencies, or instrumentalities; debt securities rated within the three highest grades of Moody's or S&P; commercial paper rated in the highest two grades by either of those rating services (P-1, P-2 or A-1, A-2, respectively); certificates of deposit of domestic banks, including foreign branches of domestic banks that have capital, surplus, and undivided profits that exceed $100 million; time deposits; bankers' acceptances; repurchase agreements; and obligations of the relevant state with respect to these investments. During such times, the Fund may not achieve its investment objective.

The Fund's investment adviser uses a value-oriented strategy and looks for higher-yielding municipal bonds that offer the potential for above-average return. To assess a bond's investment potential, the Fund's investment adviser considers the bond's yield, price, credit quality, and future prospects.

The Fund may also invest in futures and options on futures solely for hedging purposes.

Principal Risks of Investing in the Fund

You should be aware that loss of money is a risk of investing in the Fund. The principal risks of investing in the Fund are interest rate risk and credit risk. Interest rate risk is the risk that interest rates will rise, causing bond prices to fall. The longer the average maturity of the Fund's portfolio, the greater its interest rate risk. Credit risk is the risk that the credit strength of an issuer (or insurer, if any) of a municipal bond will weaken and/or an issuer of a municipal bond will fail to make interest and principal payments. In general, lower rated bonds carry greater credit risk. These may have increased speculative characteristics and changes in economic conditions or other circumstances may be more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade bonds. In addition, the financial strength ratings of certain municipal bond insurers have recently come under greater scrutiny and have been, or may be, downgraded. To the extent the Fund holds insured securities (if any), a change in the credit ratings of any one or more of the municipal bond insurers that insure such securities in the Fund's portfolio may affect the value of the securities they insure, the Fund's share price and Fund performance. The Fund might also be adversely impacted by the inability of an insurer to meet its insurance obligations.

A municipal security may be prepaid (called) before maturity. An issuer is more likely to call its securities when interest rates are falling because the issuer can issue new securities with lower interest payments. If a security is called, the Fund may have to replace it with a lower-yielding security. At any time, the Fund may have a large proportion of its assets invested in municipal securities subject to call risk. A call of some or all of these securities may lower the Fund's income and yield as well as its distributions to shareholders.

The Fund may invest more than 25% of its assets in municipal securities that finance similar types of projects, such as ~~hospitals~~health care, housing, industrial development, transportation, and pollution control. A change that affects one project, such as proposed legislation on the financing of the project, a shortage of the materials needed for the project, or a declining need for the project, would likely affect all similar projects, thereby increasing market risk.

Municipal securities may be issued on a when-issued or delayed delivery basis, where payment and delivery take place at a future date. Since the market price of the security may fluctuate during the time before payment and delivery, the Fund assumes the risk that the value of the security at delivery may be more or less than the purchase price.

Because the Fund may use hedging strategies, it also bears the risk that the price movements of the futures and options on futures may not correlate with the price movements of the portfolio securities being hedged.

Because the Fund is non-diversified and invests primarily in Nebraska bonds, it is particularly susceptible to any economic, political, or regulatory developments affecting a particular issuer or issuers of Nebraska bonds in which it invests. Investing primarily in a single state makes the Fund more sensitive to risks specific to the state. Investing a significant portion of its assets in the municipal securities of U.S. territories and possessions also makes the Fund more sensitive to risks specific to such U.S. territories and possessions. Please refer to the Appendix and SAI for additional risks of investing in Nebraska bonds.

Is the Fund Right for You?

You may wish to invest in the Fund if you seek to:

•	earn regular monthly dividends free from federal income tax and Nebraska income tax (excluding AMT);

•	preserve investment capital over time;

•	reduce taxes on investment income; or

•	set aside money systematically for retirement, estate planning, or college funding.

You may not wish to invest in the Fund if you seek to:

•	pursue an aggressive, high-growth investment strategy;

•	invest through an IRA or 401(k) plan;

•	avoid fluctuations in share price; or

•	avoid the AMT.

An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

How the Fund h~~H~~as Performed

The following bar chart and table provide some indication of the risk of investing in the Fund by showing changes in the Fund's performance from year to year and by showing how the Fund's average annual returns for one, five, and ten years and since inception of the Fund compare with those of a broad measure of market performance. The Fund's past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

Prior to August 1, 2009, the Fund was managed by Integrity Money Management, Inc. ("Integrity Money Management"). Since August 1, 2009, the Fund has been managed by Viking Fund Management, LLC ("Viking Management"). However, the Fund's portfolio manager, who was previously an employee of Integrity Money Management and is currently an employee of Viking Management, has remained the same.

The bar chart shows the Fund's annual returns on a before-tax basis. Returns before taxes do not reflect the effects of any income or capital gains taxes. If taxes were included, the annual returns would be lower than those shown.

The bar chart and highest/lowest quarterly returns below do not reflect the Fund's sales charges, which would reduce returns.

Annual Total Returns (as of 12/31 each year)(1)
[bar chart]

~~1998~~	~~5.15%~~
1999	(0.48%)
2000	9.81%
2001	6.42%
2002	1.73%
2003	2.19%
2004	(0.11%)
2005	1.86%
2006	5.55%
2007	3.27%
2008	(2.41%)

(1) The year-to-date return on net asset value as of September 30, 200~~8~~9 was ~~(2.80%)~~____%.

For the periods shown, the highest and lowest quarterly returns were 4.31% and (2.87~~1.60~~%) for the quarters ending December 29, 2000 and ~~March 31, 2004~~September 30, 2008, respectively.

Average Annual Total Returns (for the periods ended December 31, 2008~~7~~)

	1 Year	5 Years	10 Years	Since Inception(1)

Return Before Taxes	(6.53%)~~(1.16%)~~	0.71%~~1.65%~~	2.28%~~3.04%~~	3.15%~~3.55%~~

Return After Taxes on Distributions	(6.53%)~~(1.16%)~~	0.71%~~1.64%~~	2.28%~~3.05%~~	3.15%~~3.55%~~

Return After Taxes on Distributions and Sale of Fund Shares	(2.98%)~~0.54%~~	1.18%~~1.96%~~	2.56%~~3.22%~~	3.34%~~3.68%~~

~~Lehman Brothers~~Barclays Capital Municipal Bond Index(2)	(2.47%)~~3.37%~~	2.71%~~4.30%~~	4.26%~~5.18%~~	4.98%~~5.53%~~

(1)	The inception date is November 17, 1993.

(2)

The Barclays Capital Municipal Bond Index (formerly named the Lehman Brothers Municipal Bond Index) is a benchmark index that includes investment-grade, tax-exempt, and fixed-rate bonds with long-term maturities (greater than two years) selected from issues larger than $50 million. It includes reinvested interest, but reflects no deduction for fees, expenses, or taxes. The index is unmanaged and cannot accommodate direct investments.

The average annual total return table above reflects the maximum sales charge of 4.25%.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Returns after taxes on distributions reflect the taxed return on the payment of dividends and capital gains. Returns after taxes on distributions and sale of shares assume you sold your shares at period end, and, therefore, are also adjusted for any capital gains or losses incurred. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

The percentage of unrealized capital gains as compared to overall Fund assets at July 31, 2009~~8~~: 0.56%~~0.89%~~.

NEW HAMPSHIRE MUNICIPAL FUND

Fund Summary

Fund Investment Objectives/Goals

The New Hampshire Municipal Fund (the "New Hampshire Fund" or a "Fund") seeks a high level of current income exempt from both federal income tax (other than the AMT) and New Hampshire state interest and dividend tax.

Principal Investment Strategies of the Fund

The Fund purchases primarily New Hampshire municipal bonds that are rated investment grade (AAA/Aaa to BBB/Baa) by independent ratings agencies at the time of purchase. The Fund may buy non-rated municipal bonds if the Fund's investment adviser judges them to be of comparable quality. The Fund is non-diversified and may invest more of its assets in a single issuer than a diversified mutual fund. The expected average dollar weighted maturity of the Fund's portfolio is between 5 and 15 years. To pursue its objective, the Fund normally invests at least 80% of its assets (including any borrowings for investment purposes) in municipal securities that pay interest free from federal income taxes and New Hampshire state interest and dividend taxes (excluding AMT).

State and local governments, their agencies and authorities issue municipal securities to borrow money for various public and private projects. Municipal securities pay a fixed, floating or variable rate of interest and require the amount borrowed (principal) to be repaid at maturity.

The Fund may invest up to 30% of its net assets in U.S. territorial obligations (including qualifying obligations of Puerto Rico, the U.S. Virgin Islands, and Guam), the interest on which is exempt from federal income taxes.

For temporary defensive purposes and cash management purposes to keep cash on hand fully invested, the Fund may invest in money market mutual funds and/or in any of the following short-term, fixed-income obligations, the interest on which is subject to federal income taxes: obligations of the U.S. Government, its agencies, or instrumentalities; debt securities rated within the three highest grades of Moody's or S&P; commercial paper rated in the highest two grades by either of those rating services (P-1, P-2 or A-1, A-2, respectively); certificates of deposit of domestic banks, including foreign branches of domestic banks that have capital, surplus, and undivided profits that exceed $100 million; time deposits; bankers' acceptances; repurchase agreements; and obligations of the relevant state with respect to these investments. During such times, the Fund may not achieve its investment objective.

The Fund's investment adviser uses a value-oriented strategy and looks for higher-yielding municipal bonds that offer the potential for above-average return. To assess a bond's investment potential, the Fund's investment adviser considers the bond's yield, price, credit quality, and future prospects.

The Fund may also invest in futures and options on futures solely for hedging purposes.

Principal Risks of Investing in the Fund

You should be aware that loss of money is a risk of investing in the Fund. The principal risks of investing in the Fund are interest rate risk and credit risk. Interest rate risk is the risk that interest rates will rise, causing bond prices to fall. The longer the average maturity of the Fund's portfolio, the greater its interest rate risk. Credit risk is the risk that the credit strength of an issuer (or insurer, if any) of a municipal bond will weaken and/or an issuer of a municipal bond will fail to make interest and principal payments. In general, lower rated bonds carry greater credit risk. These may have increased speculative characteristics and changes in economic conditions or other circumstances may be more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade bonds. In addition, the financial strength ratings of certain municipal bond insurers have recently come under greater scrutiny and have been, or may be, downgraded. To the extent the Fund holds insured securities (if any), a change in the credit ratings of any one or more of the municipal bond insurers that insure such securities in the Fund's portfolio may affect the value of the securities they insure, the Fund's share price and Fund performance. The Fund might also be adversely impacted by the inability of an insurer to meet its insurance obligations.

A municipal security may be prepaid (called) before maturity. An issuer is more likely to call its securities when interest rates are falling because the issuer can issue new securities with lower interest payments. If a security is called, the Fund may have to replace it with a lower-yielding security. At any time, the Fund may have a large proportion of its assets invested in municipal securities subject to call risk. A call of some or all of these securities may lower the Fund's future income and yield as well as its distributions to shareholders.

The Fund may invest more than 25% of its assets in municipal securities that finance similar types of projects, such as ~~hospitals~~health care, housing, industrial development, transportation, and pollution control. A change that affects one project, such as proposed legislation on the financing of the project, a shortage of the materials needed for the project, or a declining need for the project, would likely affect all similar projects, thereby increasing market risk.

Municipal securities may be issued on a when-issued or delayed delivery basis, where payment and delivery take place at a future date. Since the market price of the security may fluctuate during the time before payment and delivery, the Fund assumes the risk that the value of the security at delivery may be more or less than the purchase price.

Because the Fund may use hedging strategies, it also bears the risk that the price movements of the futures and options on futures may not correlate with the price movements of the portfolio securities being hedged.

Because the Fund is non-diversified and invests primarily in New Hampshire bonds, it is particularly susceptible to any economic, political, or regulatory developments affecting a particular issuer or issuers of New Hampshire bonds in which it invests. Investing primarily in a single state makes the Fund more sensitive to risks specific to the state. Investing a significant portion of its assets in the municipal securities of U.S. territories and possessions also makes the Fund more sensitive to risks specific to such U.S. territories and possessions. Please refer to the Appendix and SAI for additional risks of investing primarily in New Hampshire bonds.

Is the Fund Right for You?

You may wish to invest in the Fund if you seek to:

•	earn regular monthly dividends free from federal income tax and New Hampshire state interest and dividend taxes (excluding AMT);

•	preserve investment capital over time;

•	reduce taxes on investment income; or

•	set aside money systematically for retirement, estate planning, or college funding.

You may not wish to invest in the Fund if you seek to:

•	pursue an aggressive, high-growth investment strategy;

•	invest through an IRA or 401(k) plan;

•	avoid fluctuations in share price; or

•	avoid the AMT.

An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

How the Fund h~~H~~as Performed

The following bar chart and table provide some indication of the risk of investing in the Fund by showing changes in the Fund's performance from year to year and by showing how the Fund's average annual returns for one, five, and ten years and since inception of the Fund compare with those of a broad measure of market performance. The Fund's past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

Since August 1, 2009, the Fund has been managed by Viking Fund Management, LLC ("Viking Management"). From December 20, 2003 through July 31, 2009, the Fund was managed by Integrity Money Management, Inc. ("Integrity Money Management"). However, the Fund's portfolio manager, who was previously an employee of Integrity Money Management and is currently an employee of Viking Management, has remained the same since the change in investment adviser from Integrity Money Management to Viking Management. The results prior to December 20, 2003, the date Integrity Money Management commenced management of the Fund's portfolio, were achieved while the Fund was managed by other investment advisers that used different investment strategies and techniques, which may have produced different results than those achieved by Integrity Money Management or Viking Management.

The bar chart shows the Fund's annual returns on a before-tax basis. Returns before taxes do not reflect the effects of any income or capital gains taxes. If taxes were included, the annual returns would be lower than those shown.

~~The results prior to December 20, 2003, the date Integrity Money Management, Inc. commenced management of the Fund's portfolio, were achieved while the Fund was managed by other investment advisers that used different investment strategies and techniques, which may have produced different investment results than those achieved by the current investment adviser.~~

The bar chart and highest/lowest quarterly returns below do not reflect the Fund's sales charges, which would reduce returns.

Annual Total Returns (as of 12/31 each year)(1)
[bar chart]

~~1998~~	~~6.13%~~
1999	(1.29%)
2000	8.53%
2001	4.19%
2002	6.64%
2003	2.69%
2004	1.13%
2005	(0.41%)
2006	5.33%
2007	3.67%
2008	0.30%

(1) The year-to-date return on net asset value as of September 30, 200~~8~~9 was ____%~~(0.91%)~~.

For the periods shown, the highest and lowest quarterly returns were 3.13% and (1.65%) for the quarters ending December 29, 2000 and June 30, 2005, respectively.

Average Annual Total Returns (for the periods ended December 31, 2008~~7~~)

	1 Year	5 Years	10 Years	Since Inception(1)

Return Before Taxes	~~(0.75%)~~(3.96%)	1.10%~~1.58%~~	2.59%~~3.16%~~	3.99%~~4.24%~~

Return After Taxes on Distributions	(3.96%)~~(0.75%)~~	1.07%~~1.55%~~	2.56%~~3.12%~~	3.96%~~4.21%~~

Return After Taxes on Distributions and Sale of Fund Shares	(1.62%)~~0.54%~~	1.37%~~1.80%~~	2.70%~~3.21%~~	3.99%~~4.22%~~

~~Lehman Brothers~~Barclays Capital Municipal Bond Index(2)	(2.47%)~~3.37%~~	2.71%~~4.30%~~	4.26%~~5.18%~~	5.35%~~5.90%~~

(1)	The inception date is December 31, 1992.

(2)

The Barclays Capital Municipal Bond Index (formerly named the Lehman Brothers Municipal Bond Index) is a benchmark index that includes investment-grade, tax-exempt, and fixed-rate bonds with long-term maturities (greater than two years) selected from issues larger than $50 million. It includes reinvested interest, but reflects no deduction for fees, expenses, or taxes. The index is unmanaged and cannot accommodate direct investments.

The average annual total return table above reflects the maximum sales charge of 4.25%.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Returns after taxes on distributions reflect the taxed return on the payment of dividends and capital gains. Returns after taxes on distributions and sale of shares assume you sold your shares at period end, and, therefore, are also adjusted for any capital gains or losses incurred. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

The percentage of unrealized capital gains as compared to overall Fund assets at July 31, 200~~8~~9: 2.09%~~0.44%~~.

OKLAHOMA MUNICIPAL FUND

Fund Summary

Fund Investment Objectives/Goals

The Oklahoma Municipal Fund (the "Oklahoma Fund" or a "Fund") seeks to provide its shareholders with as high a level of current income exempt from both federal income tax and Oklahoma income tax as is consistent with preservation of capital.

Principal Investment Strategies of the Fund

The Fund purchases primarily Oklahoma municipal bonds that are rated investment grade (AAA/Aaa to BBB/Baa) by independent ratings agencies at the time of purchase. The Fund may buy non-rated municipal bonds if the Fund's investment adviser judges them to be of comparable quality. The Fund is non-diversified and may invest more of its assets in a single issuer than a diversified mutual fund. The expected average dollar weighted maturity of the Fund's portfolio is between 10 and 25 years. To pursue its objective, the Fund normally invests at least 80% of its assets (including any borrowings for investment purposes) in municipal securities that pay interest free from federal income taxes and Oklahoma personal income taxes (excluding AMT).

State and local governments, their agencies and authorities issue municipal securities to borrow money for various public and private projects. Municipal securities pay a fixed, floating, or variable rate of interest and require the amount borrowed (principal) to be repaid at maturity.

The Fund may invest up to 30% of its net assets in U.S. territorial obligations (including qualifying obligations of Puerto Rico, the U.S. Virgin Islands, and Guam), the interest on which is exempt from federal income taxes.

For temporary defensive purposes and cash management purposes to keep cash on hand fully invested, the Fund may invest in money market mutual funds and/or in any of the following short-term, fixed-income obligations, the interest on which is subject to federal income taxes: obligations of the U.S. Government, its agencies, or instrumentalities; debt securities rated within the three highest grades of Moody's or S&P; commercial paper rated in the highest two grades by either of those rating services (P-1, P-2 or A-1, A-2, respectively); certificates of deposit of domestic banks, including foreign branches of domestic banks that have capital, surplus, and undivided profits that exceed $100 million; time deposits; bankers' acceptances; repurchase agreements; and obligations of the relevant state with respect to these investments. During such times, the Fund may not achieve its investment objective.

The Fund's investment adviser uses a value-oriented strategy and looks for higher-yielding municipal bonds that offer the potential for above-average return. To assess a bond's investment potential, the Fund's investment adviser considers the bond's yield, price, credit quality, and future prospects.

The Fund may also invest in futures and options on futures solely for hedging purposes.

Principal Risks of Investing in the Fund

You should be aware that loss of money is a risk of investing in the Fund. The principal risks of investing in the Fund are interest rate risk and credit risk. Interest rate risk is the risk that interest rates will rise, causing bond prices to fall. The longer the average maturity of the Fund's portfolio, the greater its interest rate risk. Credit risk is the risk that the credit strength of an issuer (or insurer, if any) of a municipal bond will weaken and/or an issuer of a municipal bond will fail to make interest and principal payments. In general, lower rated bonds carry greater credit risk. These may have increased speculative characteristics and changes in economic conditions or other circumstances may be more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade bonds. In addition, the financial strength ratings of certain municipal bond insurers have recently come under greater scrutiny and have been, or may be, downgraded. To the extent the Fund holds insured securities (if any), a change in the credit ratings of any one or more of the municipal bond insurers that insure such securities in the Fund's portfolio may affect the value of the securities they insure, the Fund's share price and Fund performance. The Fund might also be adversely impacted by the inability of an insurer to meet its insurance obligations.

A municipal security may be prepaid (called) before maturity. An issuer is more likely to call its securities when interest rates are falling because the issuer can issue new securities with lower interest payments. If a security is called, the Fund may have to replace it with a lower-yielding security. At any time, the Fund may have a large proportion of its assets invested in municipal securities subject to call risk. A call of some or all of these securities may lower the Fund's future income and yield as well as its distributions to shareholders.

The Fund may invest more than 25% of its assets in municipal securities that finance similar types of projects, such as ~~hospitals~~health care, housing, industrial development, transportation, and pollution control. A change that affects one project, such as proposed legislation on the financing of the project, a shortage of the materials needed for the project, or a declining need for the project, would likely affect all similar projects, thereby increasing market risk.

Municipal securities may be issued on a when-issued or delayed delivery basis, where payment and delivery take place at a future date. Since the market price of the security may fluctuate during the time before payment and delivery, the Fund assumes the risk that the value of the security at delivery may be more or less than the purchase price.

Because the Fund may use hedging strategies, it also bears the risk that the price movements of the futures and options on futures may not correlate with the price movements of the portfolio securities being hedged.

Because the Fund is non-diversified and invests primarily in Oklahoma bonds, it is particularly susceptible to any economic, political, or regulatory developments affecting a particular issuer or issuers of Oklahoma bonds in which it invests. Investing primarily in a single state makes the Fund more sensitive to risks specific to the state. Investing a significant portion of its assets in the municipal securities of U.S. territories and possessions also makes the Fund more sensitive to risks specific to such U.S. territories and possessions. Please refer to the Appendix and SAI for additional risks of investing in Oklahoma bonds.

Is the Fund Right for You?

You may wish to invest in the Fund if you seek to:

•	earn regular monthly dividends free from federal income tax and Oklahoma income tax (excluding AMT);

•	preserve investment capital over time;

•	reduce taxes on investment income; or

•	set aside money systematically for retirement, estate planning, or college funding.

You may not wish to invest in the Fund if you seek to:

•	pursue an aggressive, high-growth investment strategy;

•	invest through an IRA or 401(k) plan;

•	avoid fluctuations in share price; or

•	avoid the AMT.

An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

How the Fund h~~H~~as Performed

The following bar chart and table provide some indication of the risk of investing in the Fund by showing changes in the Fund's performance from year to year and by showing how the Fund's average annual returns for one, five, and ten years and since inception of the Fund compare with those of a broad measure of market performance. The Fund's past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

Prior to August 1, 2009, the Fund was managed by Integrity Money Management, Inc. ("Integrity Money Management"). Since August 1, 2009, the Fund has been managed by Viking Fund Management, LLC ("Viking Management"). However, the Fund's portfolio manager, who was previously an employee of Integrity Money Management and is currently an employee of Viking Management, has remained the same.

The bar chart shows the Fund's annual returns on a before-tax basis. Returns before taxes do not reflect the effects of any income or capital gains taxes. If taxes were included, the annual returns would be lower than those shown.

The bar chart and highest/lowest quarterly returns below do not reflect the Fund's sales charges, which would reduce returns.

Annual Total Returns (as of 12/31 each year)(1)
[bar chart]

~~1998~~	~~4.84%~~
1999	(1.79%)
2000	8.09%
2001	6.99%
2002	3.31%
2003	3.28%
2004	1.57%
2005	2.56%
2006	5.82%
2007	2.84%
2008	(9.89%)

(1) The year-to-date return on net asset value as of September 30, 200~~8~~9 was ~~(6.16%)~~____%.

For the periods shown, the highest and lowest quarterly returns were 4.02% and (~~1.55~~4.94%) for the quarters ending December 29, 2000 and ~~December 31, 1999~~September 30, 2008, respectively.

Average Annual Total Returns (for the periods ended December 31, 2008~~7~~)

	1 Year	5 Years	10 Years	Since Inception(1)

Return Before Taxes	(9.89%)~~(1.56%)~~	0.42%~~2.30%~~	2.15%~~3.26%~~	2.98%~~3.81%~~

Return After Taxes on Distributions	(9.89%)~~(1.56%)~~	0.42%~~2.31%~~	2.14%~~3.23%~~	2.99%~~3.80%~~

Return After Taxes on Distributions and Sale of Fund Shares	(5.20%)~~0.17%~~	0.90%~~2.49%~~	2.43%~~3.36%~~	3.19%~~3.87%~~

~~Lehman Brothers~~Barclays Capital Municipal Bond Index(2)	(2.47%)~~3.37%~~	2.71%~~4.30%~~	4.26%~~5.18%~~	5.07%~~5.77%~~

(1)	The inception date is September 25, 1996.

(2)

The Barclays Capital Municipal Bond Index (formerly named the Lehman Brothers Municipal Bond Index) is a benchmark index that includes investment-grade, tax-exempt, and fixed-rate bonds with long-term maturities (greater than two years) selected from issues larger than $50 million. It includes reinvested interest, but reflects no deduction for fees, expenses, or taxes. The index is unmanaged and cannot accommodate direct investments.

The average annual total return table above reflects the maximum sales charge of 4.25%.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Returns after taxes on distributions reflect the taxed return on the payment of dividends and capital gains. Returns after taxes on distributions and sale of shares assume you sold your shares at period end, and, therefore, are also adjusted for any capital gains or losses incurred. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

The percentage of unrealized capital gains as compared to overall Fund assets at July 31, 200~~8~~9: 2.44%~~(1.91%)~~.

FEES AND EXPENSES OF THE FUNDS

This table describes the fees and expenses that you may pay if you buy and hold shares of a Fund.

Kansas Fund
Shareholder Fees (fees paid directly from your investment)(1)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)(2)	4.25%
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of purchase price or redemption proceeds)	1.00%(3)
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None
Redemption Fee	None
Exchange Fee	None

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)
Management Fees	0.50%
Distribution and Service (12b-1) Fees	0.25%(4)
Other Expenses	0.60%~~0.61%~~
Acquired Fund Fees and Expenses(5)	0.01%~~0.00%~~
Total Annual Fund Operating Expenses	1.36%
Contractual Fee Waivers and Expense Reimbursements(6)	(0.20%)~~(0.11%)~~
Net Annual Fund Operating Expenses (after Contractual Fee Waivers and Expense Reimbursements)(7)	1.16%~~1.25%~~

(1)	Authorized dealers and other firms may charge additional fees for shareholder transactions or for advisory services. Please see their materials for details.

(2)	Reduced sales charges apply to purchases of $50,000 or more. See "Distribution Arrangements" for additional information.

(3)

In the case of investments made at or above the $1 million breakpoint (where you do not pay an initial sales charge), you may be subject to a 1% contingent deferred sales charge ("CDSC") on shares redeemed within 24 months of purchase ~~for shares purchased on or after September 1, 2007~~ (excluding shares purchased with reinvested dividends and/or distributions).

(4)

Because the Fund pays 12b-1 fees, long-term shareholders may pay more in distribution expenses than the economic equivalent of the maximum front-end sales charges permitted by the Financial Industry Regulatory Authority ("FINRA").

(5)

To the extent that investment companies held in a Fund's portfolio of investments have fees and expenses, shareholders of that Fund will indirectly be paying a portion of these other funds' (referred to as "Acquired Funds") fees and expenses.

Kansas Insured Fund	Maine Fund	Nebraska Fund	New Hampshire Fund	Oklahoma Fund

2.75%	4.25%	4.25%	4.25%	4.25%
None	1.00%(3)	1.00%(3)	1.00%(3)	1.00%(3)
None	None	None	None	None
None	None	None	None	None
None	None	None	None	None

0.50%	0.50%	0.50%	0.50%	0.50%
None	0.25%(4)	0.25%(4)	0.25%(4)	0.25%(4)
0.85%~~0.98%~~	0.82%~~0.81%~~	0.66%~~0.68%~~	2.44%~~2.45%~~	0.61%~~0.60%~~
0.01%	0.01%	0.01%	0.02%	0.00%~~0.01%~~
1.36%~~1.49%~~	1.58%~~1.57%~~	1.42%~~1.44%~~	3.21%~~3.22%~~	1.36%
(0.60%)~~(0.73%)~~	(0.42%)~~(0.31%)~~	(0.26%)~~(0.18%)~~	(2.04%)~~(1.95%)~~	(0.21%)~~(0.10%)~~
0.76%	1.16%~~1.26%~~	1.16%~~1.26%~~	1.17%~~1.27%~~	1.15%~~1.26%~~

(6)

Under the terms of the respective prior advisory agreements (except with respect to the Kansas Insured Fund) that were in effect through July 31, 2009, Integrity Money Management, Inc. ("Integrity Money Management"), the Funds' prior investment adviser ~~has~~ contractually agreed to pay expenses of the Funds (excluding taxes and brokerage fees and commissions, if any) that exceeded 1.25% of the Funds' average daily net assets on an annual basis up to the amount of the investment advisory and management fee. With respect to the Kansas Insured Fund, under the terms of the respective advisory agreement that was in effect through July 31, 2009, Integrity Money Management ~~, the Fund's investment adviser has~~ contractually agreed to pay expenses of such Fund (excluding taxes and brokerage fees and commissions, if any) that exceeded 0.75% of such Fund's average daily net assets on an annual basis. The foregoing contractual agreements to pay expenses of the Funds did~~o~~ not apply to Acquired Fund Fees and Expenses. Viking Fund Management, LLC ("Viking Management") became investment adviser to the Funds on August 1, 2009. Pursuant to a separate management fee waiver and expense reimbursement agreement, Viking Management has contractually agreed to waive its management fee and reimburse expenses (other than extraordinary or non-recurring expenses) through November 29, 2010 so that each Fund's net annual operating expenses do not exceed the following (as a percentage of average daily net assets): Kansas Fund: 1.15%; Kansas Insured Fund: 0.75%; Maine Fund: 1.15%; Nebraska Fund: 1.15%; New Hampshire Fund: 1.15%; and Oklahoma Fund: 1.15%. The information in the table above has been restated to reflect the current agreement with Viking Management. Such agreement does not apply to Acquired Fund Fees and Expenses.

(7)

In addition to the contractual agreement to waive its management fee and reimburse expenses described in note 6, ~~commitment to maintain Fund expense levels,~~ the Funds' investment adviser may also voluntarily waive or reimburse additional fees and expenses. Such contractual and voluntary fee waivers and expense reimbursements do not include Acquired Fund Fees and Expenses. For fiscal year 2009~~8~~, after  ~~such~~ contractual and voluntary fee waivers and expense reimbursements by Integrity Money Management, and excluding any Acquired Fund Fees and Expenses, the net annual fund operating expenses for the Funds were: Kansas Fund: 1.07%; Kansas Insured Fund: 0.75%; Maine Fund: 1.07%; Nebraska Fund: 1.07%; New Hampshire Fund: 1.07%; and Oklahoma Fund: 1.07%.

COST OF INVESTING EXAMPLES

The following examples are intended to help you compare the cost of investing in the Funds with the cost of investing in other mutual funds.

These examples assume you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of these periods. The examples also assume that your investment has a 5% return each year and that the Fund's total operating expenses reflected in the preceding fees and expenses table remain the same. Although your actual costs may be higher or lower, based on the assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Kansas Fund	$558	$846	$1,163	$2,104
Kansas Insured Fund	$411~~$424~~	$702~~43~~	$1,024~~$1,096~~	$1,980~~$2,143~~
Maine Fund	$580~~$579~~	$914~~911~~	$1,282~~$1,276~~	$2,375~~$2,363~~
Nebraska Fund	$564~~$566~~	$864~~871~~	$1,195~~$1,206~~	$2,178~~$2,203~~ $2,178~~203~~
New Hampshire Fund	$740~~$741~~	$1,418~~1,421~~	$2,166~~$2,171~~	$4,388~~$4,400~~
Oklahoma Fund	$558	$846	$1,163	$2,104

INVESTMENT OBJECTIVES

The Funds' respective investment objectives and fundamental investment policies may not be changed without shareholder vote. Unless otherwise noted, the Funds' investment policies are non-fundamental and may be changed by the Funds' Board of Trustees without shareholder approval.

IMPLEMENTATION OF INVESTMENT OBJECTIVES

Principal Investment Strategies

Municipal Obligations

The Kansas Fund, Kansas Insured Fund, Maine Fund, Nebraska Fund, and Oklahoma Fund seek, under normal market conditions, to invest all of their respective assets in municipal securities of their respective state or municipal securities of U.S. territories and possessions as described below. Each of the foregoing Funds has adopted a fundamental policy that, under normal market conditions, at least 80% (other than the Kansas Insured Fund) of its assets (including any borrowings for investment purposes) will be invested in municipal securities that pay interest exempt from both federal and the relevant state's income taxes. The Kansas Insured Fund seeks, under normal conditions, to invest at least 95% of its total assets (including any borrowings for investment purposes) in Kansas municipal securities that pay interest exempt from both federal and Kansas state income tax.

Similarly, the New Hampshire Fund has adopted a fundamental policy that, under normal circumstances, it will invest at least 80% of its net assets and borrowings in bonds, including municipal securities, the interest from which is exempt from both federal income tax and the income tax of New Hampshire~~its respective state~~. In addition, with respect to the New Hampshire Fund, the state's income tax refers to the interest and dividends tax of such state.

Each of the Funds (other than the Kansas Insured Fund) may, however, invest up to 20% of its assets in securities, on which the interest income is subject to federal income tax or the income tax of its respective state.

Municipal securities include debt obligations (such as bonds, notes, commercial paper, and lease obligations) issued by the respective state and its political subdivisions, municipalities, agencies, and authorities and U.S. territories and possessions. States, local governments, and municipalities issue municipal securities to raise money for various public purposes such as building public facilities, refinancing outstanding obligations, and financing general operating expenses. These securities include general obligation bonds, which are backed by the full faith and credit of the issuer and may be repaid from any revenue source and revenue bonds, which may be repaid only from the revenue of a specific facility or source (including private activity bonds).

The Funds may purchase municipal securities that represent lease obligations. Municipal leases are securities that permit government issuers to acquire property and equipment without the security being subject to constitutional and statutory requirements for the issuance of long-term debt securities. These carry special risks because the issuer of the securities may not be obligated to appropriate money annually to make payments under the lease. In order to reduce their risk, the Kansas Fund, the Kansas Insured Fund, and the Oklahoma Fund will not invest more than 10% (15% in the case of the Nebraska Fund) in lease obligations. Such Funds will also only purchase lease obligations that are rated in the top-rating category by independent rating agencies.

Each Fund may also invest in municipal securities of U.S. territories and possessions (such as Puerto Rico, the U.S. Virgin Islands, and Guam). The Kansas Fund, Kansas Insured Fund, and Nebraska Fund may not invest more than 15%, and the Maine Fund, New Hampshire Fund, and Oklahoma Fund may not invest more than 30% of their respective total assets in these territorial municipals.

Rating Requirements

Kansas Fund, Maine Fund, Nebraska Fund, New Hampshire Fund, and Oklahoma Fund

The Kansas Fund, Maine Fund, Nebraska Fund, New Hampshire Fund, and Oklahoma Fund invest in municipal securities that are rated investment grade at the time of purchase by Moody's or by S&P or are unrated but judged to be of comparable quality by their investment adviser. The rated municipal securities will fall within the following grades:

	Bonds	Notes	Commercial Paper
Moody's	Aaa, Aa, A, Baa	MIG-1, MIG-2	Prime-1, Prime-2
S&P	AAA, AA, A, BBB	SP-1, SP-2	A-1, A-2

If, subsequent to the purchase of a municipal security, the ratings on such securities are reduced, the Kansas Fund, Maine Fund, Nebraska Fund, New Hampshire Fund, and Oklahoma Fund will not be required to dispose of the securities. In addition, the Kansas Fund, the Nebraska Fund, and the Oklahoma Fund will not invest more than 30% of their respective assets in unrated municipal securities. This is a fundamental policy for such Funds that may not be changed without shareholder approval.

Kansas Insured Fund

The Kansas Insured Fund primarily purchases insured municipal securities. Under normal market conditions, the Fund will invest at least 95% of its total assets in Kansas municipal securities that are either covered by insurance guaranteeing the timely payment of principal and interest on these securities or are backed by an escrow or trust account that contains sufficient U.S. government or U.S. government agency securities to ensure timely payment of interest and principal. This is a fundamental policy that may not be changed without shareholder approval. Each insured municipal security will be covered by insurance applicable to the specific security which may have been obtained either at the time of issuance or subsequently. Insurance guarantees only the timely payment of interest and principal on the bonds; it does not guarantee the value of either individual bonds or fund shares.

The Fund will only purchase insured Kansas municipal securities whose insurers have total assets of at least $75 million, capital and surplus of at least $50 million, and whose claims-paying ability is rated at least "A" by independent rating agencies such as Moody's or S&P at the time of purchase. The Kansas municipal securities covered by the insurance will be rated "A" or higher because of the claims paying rating of the insurer. The security's rating may be lower if the rating were based primarily on the credit quality of the issuer without regard to the insurance. There is no percentage limitation on the percentage of the Fund's assets that may be invested in Kansas municipal securities insured by any given insurer. The value of an obligation will be affected by the credit standing of its insurer. As noted earlier in this prospectus, recently the financial strength ratings of certain municipal bond insurers have come under greater scrutiny, which may affect the Fund.

If, subsequent to the purchase of an insured municipal security, the rating on the claims-paying ability of the insurer or the municipal security is reduced, the Fund is not required to dispose of the security.

The Fund may only invest up to 15% of its total assets in Kansas municipal securities (rated Aaa/AAA) that are backed by an escrow or trust account containing sufficient U.S. Government or U.S. Government agency securities to ensure timely payment of principal and interest. These securities are generally uninsured and are normally regarded as having the credit characteristics of the underlying U.S. Government or U.S. Government agency securities.

Alternative Minimum Tax

Each Fund may invest up to 100% of its assets in municipal securities that pay interest subject to the AMT. Shares of a Fund, therefore, would not ordinarily be suitable for investors subject to the AMT.

How Investments a~~A~~re Selected

Viking Fund Management, LLC ("Viking ~~Integrity Money Management, Inc. ("Integrity Money~~ Management" or the "Investment Adviser") selects municipal obligations for the Funds based upon its assessment of a bond's relative value in terms of current yield, price, credit quality, and future prospects. ~~Integrity Money~~Viking Management reviews municipal securities available for purchase, monitors the continued creditworthiness of each Fund's municipal investments, and analyzes economic, political, and demographic trends affecting the municipal markets. Based on its analysis of this research,  ~~Integrity Money~~Viking Management selects those municipal obligations that it believes represent the most attractive values.

Portfolio Turnover

A Fund buys and sells portfolio securities in the normal course of its investment activities. The proportion of the Fund's investment portfolio that is sold and replaced with new securities during a year is known as the Fund's portfolio turnover rate. The Funds anticipate that their annual portfolio turnover rate will generally not exceed 75%. A turnover rate of 100% would occur, for example, if a Fund sold and replaced securities valued at 100% of its net assets within one year. Active trading would result in the payment by the Fund of increased brokerage costs and the realization of taxable capital gains. The Funds generally adjust their portfolios in view of prevailing or anticipated market conditions and the Funds' investment objective. The Funds, however, may also make short-term trades to take advantage of market opportunities. In deciding to sell a portfolio security, ~~Integrity Money~~Viking Management generally considers such factors as the bond's yield, the continued creditworthiness of the issuer, and prevailing market conditions. ~~Integrity Money~~Viking Management may sell a portfolio security if revised economic forecasts or interest rate outlook requires a repositioning of the portfolio; the security subsequently fails to meet ~~Integrity Money~~Viking Management's investment criteria; a more attractive security is found or portfolio assets are needed for another purpose; or ~~Integrity Money~~Viking Management believes that the security has reached its appreciation potential. In periods of rapidly fluctuating interest rates, a Fund's investment policy may lead to frequent changes in investments.

RISKS

Investment Limitations

The Funds have adopted certain limitations that cannot be changed without shareholder approval. Under these restrictions, each Fund may not invest 25% or more of its total assets in any single industry. In applying this limitation, government issuers of municipal securities are not considered part of any "industry." However, municipal securities backed by the assets and revenues of non-governmental users will be considered issued by these users in applying this limitation. Each Fund may also invest over 25% of its assets in municipal securities whose revenues derive from similar types of projects (such as health care, utilities, or mortgage loans). See the SAI for more information regarding the Funds' investment policies and restrictions and the risks associated with these policies.

Hedging Strategies

Each Fund may engage in various investment strategies designed to hedge against interest rate changes or other market conditions using financial futures and related options whose prices, in the opinion of ~~Integrity Money~~Viking Management, correlate with the values of securities the Fund owns or expects to purchase. The Kansas Fund, the Kansas Insured Fund, the Nebraska Fund, and the Oklahoma Fund may not purchase or sell futures contracts or related options if more than one-third of their respective net assets would be hedged immediately after the transaction.

The ability of a Fund to benefit from futures and options on futures is largely dependent on ~~Integrity Money~~Viking Management's ability to use such strategies successfully. If ~~Integrity Money~~Viking Management's judgment about the general direction of interest rates or markets is wrong, the overall performance of the Fund will be poorer than if no such futures or options had been used. In addition, a Fund's ability effectively to hedge all or a portion of its portfolio through transactions in futures and options depends on the degree to which price movements in the futures and options correlate with the price movements in the Fund's portfolio. Consequently, if the price of the futures and options moves more or less than the price of the security that is subject to the hedge, the Fund will experience a gain or loss that will not be completely offset by movements in the price of the security. The risk of imperfect correlation is greater when the securities underlying futures contracts are taxable securities (rather than municipal securities), are issued by companies in different market sectors or have different maturities, ratings, or geographic mixes than the security being hedged. In addition, the correlation may be affected by additions to or deletions from the index, which serves as the basis for a futures contract.

A Fund could lose money on futures transactions or an option can expire worthless. Losses (or gains) involving futures can sometimes be substantial in part because a relatively small price movement in a futures contract may result in an immediate and substantial loss (or gain) for a Fund. Use of options may also (i) result in losses to a Fund, (ii) force the purchase or sale of portfolio securities at inopportune times or for prices higher than or lower than current market values, (iii) limit the amount of appreciation the Fund can realize on its investments, (iv) increase the cost of holding a security and reduce the returns on securities, or (v) cause a Fund to hold a security it might otherwise sell.

Integrity Managed Portfolios is operated by a person who has claimed an exclusion from the definition of the term "commodity pool operator" under the Commodity Exchange Act, as amended ("CEA") and who, therefore, is not subject to registration or regulation as a commodity pool operator under the CEA.

Principal Risk Factors

Risk is inherent in all investing. Investing in the Funds involves risk, including the risk that you may receive little or no return on your investment or that you may even lose part or all of your investment. Before you invest, you should consider the following risks:

General Risk: Each Fund's net asset value, yield and total return will fluctuate based upon changes in the value of its portfolio securities. The market value of securities in which a Fund invests is based upon the market's perception of the underlying value and is not necessarily an objective measure of the securities' values. There is no assurance that a Fund will achieve its investment objective. An investment in a Fund is not by itself a complete or balanced investment program.

Interest Rate Risk: Interest rate risk is the risk that the value of the Fund's portfolio will decline because of rising market interest rates (bond prices generally move in the opposite direction of interest rates). The longer the average maturity (duration) of a Fund's portfolio, the greater its interest rate risk will be. Additionally, a Fund may buy variable rate obligations. When interest rates fall, the yields on these securities decline. Callable bonds that a Fund may buy are more likely to be called when interest rates fall, and a Fund might then have to reinvest the proceeds of the called instrument in other securities that have lower yields, reducing its income. Interest rate risk may also be increased by a Fund's investment in inverse floating rate securities and forward commitments because of the leveraged nature of these investments.

Credit Risk: Credit risk is the risk that an issuer (or insurer) of a bond is unable or unwilling to meet its obligation to make interest and principal payments due to changing financial or market conditions. Generally, lower rated bonds provide higher current income but are considered to carry greater credit risk than higher rated bonds.

The ratings of a rating agency represent its opinion as to the credit quality of the debt securities it undertakes to rate and do not evaluate market risk. Ratings are not absolute standards of credit quality; consequently, debt securities with the same maturity, duration, coupon, and rating may have different yields. Rating agencies may fail to make timely changes in credit ratings and an issuer's current financial condition may be better or worse than a rating indicates. The Appendix to the SAI describes certain of the various ratings assigned to debt securities by Moody's and S&P.

Subprime Mortgage Risk: Recent developments relating to subprime mortgages have adversely affected credit markets in the United States and elsewhere. The values of many types of municipal securities have been reduced, including municipal securities held by the Funds that are not related to mortgage loans. These developments have reduced the willingness of some lenders to extend credit and have made it more difficult for borrowers to obtain financing on attractive terms or at all. In addition, broker-dealers and other market participants have been less willing to make a market in some types of debt instruments, which has impacted the liquidity of those instruments. These developments may also have a negative effect on the broader economy. There is a risk that the lack of liquidity or other adverse credit market conditions may hamper municipal issuers' ability to obtain loans for anticipated projects or ongoing needs, including issuers in which the Funds invest or may invest.

Municipal Insurance Risk: As noted above, the Kansas Insured Fund invests primarily in securities covered by insurance. The Kansas Fund, Maine Fund, Nebraska Fund, New Hampshire Fund, and Oklahoma Fund, although not required, may also invest in securities covered by insurance. Municipal bond insurance generally seeks to guarantee a bond's scheduled payment of interest and repayment of principal. This type of insurance may be obtained by either (i) the issuer at the time the bond is issued (primary market insurance); or (ii) another party after the bond has been issued (secondary market insurance).

Both primary and secondary market insurance generally seek to guarantee timely and scheduled repayment of principal and payment of interest on a municipal security in the event of default by the issuer, and generally cover a municipal security to its maturity.

Municipal security insurance does not insure against market fluctuations in a Fund's share price. In addition, a municipal security insurance policy generally will not cover: (i) repayment of a municipal security before maturity (redemption), (ii) prepayment or payment of an acceleration premium (except for a mandatory sinking fund redemption) or any other provision of a bond indenture that advances the maturity of the bond or (iii) nonpayment of principal or interest caused by negligence or bankruptcy of the paying agent. A mandatory sinking fund redemption may be a provision of a municipal security issue whereby part of the municipal security issue may be retired before maturity.

Because a significant portion of the municipal securities issued and outstanding are insured by a small number of insurance companies, an event involving one or more of these insurance companies could have a significant adverse effect on the value of the securities insured by that insurance company and on the municipal markets as a whole.

Concentration Risk: Because the Funds primarily purchase municipal bonds from a specific state, each Fund also bears investment risk from the economic, political or regulatory changes that could adversely affect bond issuers in that state and therefore the value of the Fund's investment portfolio. See the Appendix and the SAI for more information.

In addition, each Fund may also invest over 25% of its assets in municipal securities whose revenues derive from similar types of projects including health care, housing, utilities, and education. Each Fund bears the risk that economic, political or regulatory developments could adversely affect these industries and consequently, the value of a Fund's portfolio.

Non-Diversification Risk: Each Fund is non-diversified and as such, may invest more than 5% of its assets in the obligations of any issuer. Because a relatively high percentage of the Fund's assets may be invested in the municipal securities of a limited number of issuers, the Fund is exposed to greater market risk, as its portfolio securities may be more susceptible to any single economic, political, or regulatory occurrence than the portfolio securities of a diversified fund.

In addition, because of the relatively small number of issuers of municipal securities in the respective state, the Funds are more likely to invest a higher percentage of their assets in the securities of a single issuer than an investment company that invests in a broad range of tax-exempt securities. As a result, the Funds are subject to greater risks of loss if an issuer is unable to make interest or principal payments or if the market value of such securities declines.

Each Fund also may invest in the securities of issuers of municipal securities in U.S. territories and possessions. As a result, the Funds are more susceptible to economic, political, or regulatory developments that could adversely affect issuers in a U.S. territory or possession and therefore the value of the Funds' portfolios.

Income Risk: Income risk is the risk that the income from the Fund's portfolio will decline because of falling market interest rates. This can occur when the Fund invests the proceeds from its new share sales or from matured or called bonds at market interest rates that are below the portfolio's current earnings rate. If a Fund invests in inverse floating rate securities, whose income payments vary inversely with changes in short-term market rates, the Fund's income may decrease if short-term interest rates rise.

Inflation Risk: Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Funds' assets can decline as can the value of the Funds' distributions.

Tax Risk: Tax risk is the risk that income from municipal bonds held by a Fund could be declared taxable because of, for example, unfavorable changes in tax laws, adverse interpretations by the Internal Revenue Service or state tax authorities, or noncompliant conduct of a bond issuer. In addition, a portion of a Fund's otherwise exempt-interest dividends may be taxable to those shareholders subject to the AMT.

PORTFOLIO HOLDINGS

The Funds have established policies and procedures with respect to the disclosure of portfolio holdings and other information concerning Fund characteristics. A description of these policies and procedures is provided in the SAI. Such policies and procedures regarding disclosure of portfolio holdings are designed to prevent the misuse of material, non-public information about the Funds.

MANAGEMENT AND ORGANIZATION

Investment Adviser

The overall management of the business and affairs of the Funds is the responsibility of the Funds' Board of Trustees. Since August 1, 2009, Viking Fund Management, LLC ("Viking Management"), ~~Integrity Money Management, Inc., 1 Main Street North~~PO Box 500, Minot, ND 5870~~3~~2, a registered investment adviser under the Investment Advisers Act of 1940, has served as ~~is~~ the investment adviser to the Funds. ~~Integrity Money Management and its affiliates have been advising mutual funds since 1989 and as of October 2, 2008, had assets under management of approximately $270 million. Integrity Money Management is responsible for the selection and ongoing monitoring of the securities in each Fund's portfolio, performing certain evaluations of the Funds' portfolio securities, managing the Funds' business affairs, and providing certain administrative services, office space, equipment, and clerical services for managing the Funds' investments and effecting their portfolio transactions.~~

Prior to August 1, 2009, Integrity Money Management, Inc. ("Integrity Money Management"), a subsidiary of Integrity Mutual Funds, Inc. ("Integrity"), served as investment adviser to the Funds. However, on July 31, 2009 Integrity (as seller) generally sold its mutual fund services business to Corridor Investors, LLC ("Corridor") and Viking Management (collectively as buyer). Corridor is a North Dakota limited liability company that was organized in January 2009 by Robert E. Walstad, the chairman of the Board of Trustees of the Funds, and Shannon D. Radke, president of Viking Management. Mr. Walstad and Mr. Radke are governors of Corridor and Mr. Radke is the president and chief executive officer of Corridor. Since July 31, 2009, Viking Management has been a wholly-owned subsidiary of Corridor. Viking Management has served as investment adviser to Viking Mutual Funds since 1999. As of September 16, 2009, Viking Management had assets under management of approximately $290 million.

Viking Management is responsible for (a) providing a program of continuous investment management for each Fund in accordance with the Fund's investment objectives, policies and limitations; (b) making investment decisions for each Fund; and (c) placing orders to purchase and sell securities for each Fund. Under the terms of the respective Investment Advisory Agreement, f~~F~~or providing management services, ~~Integrity Money~~Viking Management is ~~paid~~entitled to an annual fund management fee ~~by~~ from each Fund of 0.50% of each Fund's average daily net assets, payable monthly. Integrity Money Management had been entitled to the same annual fund management fee rate under the terms of the respective investment advisory agreements that were in effect through July 31, 2009.

For the most recent fiscal year, the Funds noted below paid, after expense reimbursements, the following management fees to Integrity Money Management, as a percentage of average net assets:

Kansas Fund	0.22~~0.21~~%
Kansas Insured Fund	0.00%
Maine Fund	0.00~~0.01~~%
Nebraska Fund	0.16~~0.15~~%
New Hampshire Fund	0.00%
Oklahoma Fund	0.21~~0.22~~%

Under the terms of the Management and Investment Advisory Agreements with Integrity Money Management that were previously in effect, Integrity Money Management had agreed to certain expense payment provisions ("Expense Provisions"). More specifically, under the terms of the Management and Investment Advisory Agreement with each Fund (other than the Kansas Insured Fund), Integrity Money Management had~~s~~ agreed to pay all expenses of the respective Fund, including the Fund's management and investment advisory fee and the Fund's dividend disbursing, administrative and accounting services fees (but excluding taxes, brokerage fees, and commissions, if any) that exceeded 1.25% of the Fund's average daily net assets on an annual basis up to the amount of the management and investment advisory fee payable by such Fund to Integrity Money Management. Similarly, under the terms of the Management and Investment Advisory Agreement with the Kansas Insured Fund, Integrity Money Management had~~s~~ agreed to pay all expenses of the Fund, including the Fund's management and investment advisory fee and the Fund's dividend disbursing, administrative and accounting services fees (but excluding taxes, brokerage fees, and commissions, if any) that exceeded 0.75% of the Fund's average daily net assets on an annual basis.

The terms of the current Investment Advisory Agreements with Viking Management do not include the Expense Provisions described in the previous paragraph. However, pursuant to a separate management fee waiver and expense reimbursement agreement, Viking Management has contractually agreed to waive its management fee and reimburse expenses (other than extraordinary or non-recurring expenses) through November 29, 2010 so that the net annual operating expenses of each Fund other than the Kansas Insured Fund do not exceed 1.15%, and the net annual operating expenses of the Kansas Insured Fund do not exceed 0.75%, of the respective Fund's average daily net assets. In addition, this contractual agreement does not apply to fees and expenses of Acquired Funds.

Except as provided in the Investment Advisory Agreements, or to the extent reimbursed, paid or otherwise assumed by Viking Management, each Fund generally pays all other respective expenses. These expenses include, but are not limited to: custodial services; transfer agent, accounting, and legal fees; brokerage commissions or other costs of acquiring or disposing of any portfolio securities or other assets of the Fund, or of entering into other transactions or engaging in any investment practices with respect to the Fund; insurance premiums; expenses of printing and distributing prospectuses and reports to shareholders; interest; auditing and accounting expenses; compensation of trustees (subject to certain exceptions); taxes; and fees for registering Fund shares. Viking Management may assume additional Fund expenses or waive portions of its fee at its discretion. See the SAI for an additional discussion of Fund expenses.

~~Each Fund pays all other respective expenses. These expenses include, but are not limited to: custodial services; transfer agent, accounting, and legal fees; brokerage fees and commissions, if any; service fees; expenses of redemption of shares; insurance premiums; expenses of preparing prospectuses and reports to shareholders; interest; bookkeeping; compensation of trustees (subject to certain exceptions); taxes; fees for registering Fund shares; compensation of the Mutual Fund President and Mutual Fund Chief Compliance Officer; and extraordinary expenses. Integrity Money Management may assume additional Fund expenses or waive portions of its fee at its discretion. See the SAI for an additional discussion of Fund expenses.~~

Board Approval of Advisory Agreements

A discussion regarding the basis for the Board of Trustees' approval of the Funds' investment advisory agreements is available in the Funds' ~~semi-~~annual reports to shareholders for the ~~six-month period~~year ended ~~January~~July 31, ~~2008~~2009. For a free copy, please call 800-276-1262, visit the Funds' website at www.integrityvikingfunds.com, or visit the website of the Securities and Exchange Commission ("SEC") at www.sec.gov.

Manager-of-Managers

Under each Investment Advisory Agreement, the investment adviser is authorized, at its own cost and expense, to enter into a sub-advisory agreement with a sub-adviser with respect to the respective Fund. If an investment adviser delegates portfolio management duties to a sub-adviser, the Investment Company Act of 1940 (the "1940 Act") generally requires that the sub-advisory agreement between the adviser and the sub-adviser be approved by the Board and by Fund shareholders. Specifically, Section 15 of the 1940 Act, in relevant part, makes it unlawful for any person to act as an investment adviser (including as a sub-adviser) to a mutual fund, except pursuant to a written contract that has been approved by shareholders.

At a meeting of the shareholders of the Funds held on June 29, 2009 (and for certain Funds, at meetings adjourned to July 24, 2009), shareholders of each Fund approved a "manager-of-managers" structure for their Fund. A manager-of-managers structure would generally permit Viking Management to enter into, and materially amend, sub-advisory agreements with any unaffiliated sub-advisers retained by Viking Management subject to approval by the Board, but WITHOUT obtaining shareholder approval. However, the structure will not be implemented until relief permitting such a structure is provided by the Securities and Exchange Commission ("SEC"). Unless necessary relief is provided by an exemptive rule in the future, the Trust will need to apply to the SEC for exemptive relief and obtain an order. The Trust intends to apply for exemptive relief and obtain an order so that the manager-of-managers structure may be implemented for each Fund.

Portfolio Manager

Mr. Monte Avery, Senior Portfolio Manager, is the portfolio manager for the Funds and is primarily responsible for the day-to-day management of each Fund's portfolio, including credit analysis and the execution of portfolio transactions. Mr. Avery was previously an employee of Integrity Money Management and, since August 1, 2009, has been an employee of Viking Management.

Mr. Avery started in the securities business with PaineWebber in 1981 as a retail broker, transferring to Dean Witter in 1982. In 1988, Mr. Avery joined Bremer Bank, N.A. (Minot, ND) to help start its Invest Center. He transferred back to Dean Witter in 1993 where he remained until he joined Integrity Mutual Funds, Inc. in 1995. Since that time, Mr. Avery has been a co-manager of the Montana Tax-Free Fund, Inc. and ND Tax-Free Fund, Inc. and effective in February 2000 through July 2009, the portfolio manager to those funds. From January 1996 until September 2001 and September 2002 to present, he has been the portfolio manager for the Integrity Fund of Funds, Inc. He had been a co-portfolio manager of the Kansas Fund, Kansas Insured Fund, Nebraska Fund, and Oklahoma Fund since January 1996. Mr. Avery became manager of these Funds in February 2000 and has been manager of the Maine Fund and the New Hampshire Fund since December 2003.

Additional Information about the Portfolio Manager

The SAI contains additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of securities of the Funds.

SHAREHOLDER INFORMATION

Pricing of Fund Shares

The price you pay for your shares is based on the Fund's net asset value ("NAV") per share that is determined as of the close of trading on each day the New York Stock Exchange ("NYSE") is open for business. The NYSE is closed on the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day, as observed. NAV is calculated by taking the total value of the Fund's assets, including interest or dividends accrued but not yet collected, less all liabilities and dividing by the total number of shares outstanding. The result, rounded to the nearest cent, is the NAV per share.

In determining NAV, expenses are accrued and applied daily. Fixed income securities for which market quotations are readily available are valued at the mean between the quoted bid and ask prices. Options that are traded on an exchange are valued at the last sales price, unless there is no last sales price. In that case, the options will be valued at the mean between the closing bid and ask prices. Short-term securities with remaining maturities of less than 60 days are valued at amortized cost or at original cost plus accrued interest. Financial futures are valued at their settlement prices established on the board of trade or exchange on which they are traded. Other securities, including restricted securities and other assets are valued at fair value as established by the Board of Trustees or its delegate. If an event were to occur after the value of an instrument was established but before NAV per share was determined, which would likely materially change the NAV, then the instrument would be valued using fair value considerations by the Board of Trustees or its delegate.

When market quotations are not readily available (which is usually the case for municipal securities), invalid or unreliable, or when a significant event occurs, Integrity Fund Services, Inc. ("Integrity Fund Services") establishes the fair market value pursuant to procedures approved by the Board of Trustees. In establishing fair value, Integrity Fund Services considers factors such as the yields and prices of comparable municipal bonds; the type of issue, coupon, maturity, and rating; indications of value from dealers; and general market conditions. Integrity Fund Services may also use a computer based system, a "matrix system," to compare securities to determine valuations. The procedures used by Integrity Fund Services and its valuations are reviewed by the officers of the Funds under the general supervision of the Board of Trustees and periodically by the Board of Trustees.

Whether a particular event is a significant event depends on whether the event is likely to affect the value of a portfolio security held by a fund. Significant events may include new developments in the securities markets or major occurrences outside of the securities markets, such as natural disasters and armed conflicts. In accordance with the fair value procedures adopted by the Board of Trustees, ~~Integrity Money~~Viking Management is responsible for monitoring the securities markets and new developments for significant events that might require a fund to fair value its securities.

Examples of circumstances which may require further consideration to be given to whether market quotations are available, valid, or reliable, include the lack of reported trades for or infrequent sales of a portfolio security, the suspension of trading on an exchange on which a portfolio security was traded and markets closing early. In addition, while the Funds do not generally invest in thinly traded securities, in the event that they do, such securities may be valued at fair value. Valuing securities at fair value involves greater reliance on judgment than valuation of securities based on readily available market quotations. Each Fund, when using fair value methods to price securities, may value those securities higher or lower than another mutual fund using market quotations or fair value to price the same securities. There can be no assurance that a Fund could obtain the fair value assigned to a security if it were to sell the security at approximately the time at which the Fund determines its net asset value.

Purchase of Fund Shares

Fund shares may be purchased on any business day, which is any day the NYSE is open for business. Generally, the NYSE is closed on weekends, national holidays, and Good Friday. The close of trading on the NYSE is normally 3:00 p.m., Central Time. Each Fund will process purchase and redemption orders that it receives in proper form prior to the close of regular trading on a day on which the NYSE is open at the NAV determined on that day. It will process purchase and redemption orders that it receives in proper form after the close of regular trading on the next day that the NYSE is open for regular trading. If you place your order by contacting the Fund directly, your order must be received by the Fund prior to close of trading of the NYSE for you to receive that day's NAV.

You may buy shares through investment dealers who have sales agreements with Integrity Funds Distributor, Inc. ("Integrity Funds Distributor") or directly from Integrity Funds Distributor. If you do not have a dealer, call 800-276-1262 and Integrity Funds Distributor can refer you to one. Shares may also be purchased through banks and certain other financial institutions that have agency agreements with Integrity Funds Distributor. These financial institutions receive transaction fees that are the same as commissions to dealers and they may charge you additional service fees.

The price you pay for shares will depend on how and when the Fund receives your order. You will receive the share price next determined after the Fund has received your order. If you place your order by contacting the Fund directly, your order must be received by the Fund prior to the close of trading of the NYSE (normally 3:00 p.m., Central Time), for you to receive that day's price. However, if you place your order through a dealer prior to the close of trading of the NYSE and the ~~Fund~~ dealer receives such order prior to the close of ~~business of the Fund~~trading (normally ~~5~~3:00 p.m., Central Time), you will receive that day's price. Dealers are obligated to transmit orders promptly. See "Pricing of Fund Shares" for a discussion of how shares are priced.

A Fund may reject any purchase orders, including exchanges, for any reason. A Fund will reject any purchase orders, including exchanges, from investors that, in the opinion of the Investment Adviser, may constitute excessive trading. For these purposes, the Investment Adviser may consider an investor's trading history in the Fund or other Integrity funds and accounts under common ownership or control.

Purchase requests should be addressed to the authorized dealer or agent from which you received this prospectus. Such dealers or agents may place a telephone order with Integrity Funds Distributor for the purchase or redemption of shares up to $100,000 with signed authorization on file. It is the broker's or dealer's responsibility to promptly forward payment and the purchase application to Integrity Fund Services for the investor to receive the next determined NAV. Checks should be made payable to the name of the applicable Fund. The Funds' transfer agent will charge a $15.00 fee against a shareholder's account for any payment returned for insufficient funds. The shareholder will also be responsible for any losses suffered by the Fund as a result.

You may be asked to provide additional information in order for Integrity Fund Services (the Funds' transfer agent), ~~Integrity Money~~Viking Management, or a dealer to verify your identity in accordance with requirements under anti-money laundering regulations. Accounts may be restricted and/or closed and the monies withheld, pending verification of this information or as otherwise required under these and other federal regulations.

Share certificates are no longer available for the Funds.

Minimum Investments

You may open an account with $1,000 ($50 for the Monthomatic Investment Plan described below) and make additional investments at any time with as little as $50. The Funds may change these minimum investment requirements at any time.

Systematic Investing—The Monthomatic Investment Plan

Once you have established a Fund account, systematic investing allows you to make regular investments through automatic deductions from your bank account (the "Monthomatic Investment Plan"). Simply complete the appropriate section of the account application form or call Integrity Fund Services at 800-601-5593 for appropriate forms.

With the Monthomatic Investment Plan, you can make regular investments of $50 or more per month by authorizing Integrity Fund Services to take money out of your bank, savings and loan, or credit union account. If an investor has expedited wire transfer redemption privileges with his or her Fund account, such investor must designate the same bank, savings and loan, or credit union account for both the Monthomatic Investment Plan and wire redemption program. If you redeem shares within 15 days after purchasing them under the Monthomatic Investment Plan and your account does not have sufficient funds, your redemption proceeds may not be sent until your account has sufficient funds, which may take up to 15 days. You can stop the withdrawals at any time by sending a written notice to Integrity Fund Services (transfer agent to the Funds), at P.O. Box 759, Minot, ND 58702. The termination will become effective within seven days after Integrity Fund Services has received the request. The Funds may terminate or modify the Monthomatic Investment Plan at any time and may immediately terminate a shareholder's systematic investment plan if any item is unpaid by the shareholder's financial institution. There is no charge for the Monthomatic Investment Plan.

Exchanging Shares

You may exchange shares into other funds underwritten by Integrity Funds Distributor. Before requesting an exchange, review the prospectus of the fund you wish to acquire. You will not pay an initial sales charge when exchanging between funds of the same share class with identical sales charge schedules. Exchange purchases are subject to the minimum investment requirements of the fund purchased. Exchange redemptions and purchases are processed simultaneously at the share prices next determined after the exchange order is received.

If you exchange from a fund with a lower initial sales charge than the one into which you are exchanging (or from a fund with no sales charge), you will be required to pay a sales charge equal to the difference between the sales charge (set forth under "Distribution Arrangements") of the higher-load fund and the sales charge originally paid with respect to the exchanged shares. If you exchange into shares that are subject to a CDSC, for purposes of calculating the CDSC, your holding period will begin on the date you purchased the shares being exchanged.

For tax purposes, an exchange is a sale of shares, which may result in a taxable gain or loss followed by a purchase of shares of the fund into which you exchange. Special rules may apply to determine the amount of gain or loss on an exchange occurring within 90 days after purchase of the exchanged shares.

The terms of an employee-sponsored retirement plan may affect a shareholder's right to exchange shares as described above. Contact your plan sponsor or administrator to determine if all of the exchange options discussed above are available under your plan.

Exchanges are made upon receipt of a properly completed exchange request form or a letter of instruction, both signed by all registered owners. The exchange privilege may be changed or discontinued at any time upon 60 days' notice to shareholders.

Important Information about Purchases

USA PATRIOT Act

To help the government fight the funding of terrorism and money laundering activities, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA PATRIOT Act") requires all financial institutions to obtain, verify, and record information that identifies each person or entity that opens an account.

Individual Investors Opening an Account

When you open an account, you will be asked for your name, address, date of birth, and other information that will allow Integrity Fund Services to identify you. You may also be asked to provide documents that may help establish your identity, such as your driver's license.

Investors Other than Individuals

When you open an account, you will be asked for the name of the entity, its principal place of business and Taxpayer Identification Number and may be requested to provide information on persons with authority or control over the account such as name, residential address, date of birth and social security number. You may also be asked to provide documents, such as driver's licenses, articles of incorporation, trust instruments or partnership agreements, and other information that will help identify the entity.

Purchases Made through a Financial Adviser

Financial advisers or other dealer firms may charge their customers a processing or service fee in connection with the purchase or redemption of Fund shares. The amount and applicability of such a fee is determined and disclosed to its customers by each individual dealer. Processing or service fees typically are fixed, nominal dollar amounts and are in addition to the sales and other charges described in the prospectus and the SAI. Your dealer will provide you with specific information about any processing or service fees you will be charged.

If you purchase your Fund shares through a financial adviser, which includes any broker, dealer, bank, bank trust department, registered investment adviser, financial planner, retirement plan administrator, and any other institutions having a selling, administration, or any similar agreement with ~~Integrity Money~~Viking Management, Integrity Funds Distributor, or one of its affiliates, the financial adviser may receive commissions or other concessions which are paid from various sources, such as from the sales charges and Rule 12b-1 distribution and service fees, or otherwise from ~~Integrity Money~~Viking Management or Integrity Funds Distributor. See the SAI for details.

The financial adviser through which you purchase your shares may receive all or a portion of the sales charges and Rule 12b-1 distribution and service fees described below. In addition, ~~Integrity Money~~Viking Management, Integrity Funds Distributor, or one or more of their affiliates out of their own resources, may make additional cash payments to certain financial advisers who support the sale of Fund shares in recognition of their marketing, transaction processing, and/or administrative services support. This compensation is not reflected in the fees and expenses listed in the fee table section of this prospectus.

Integrity Funds Distributor or one or more of its affiliates may from time to time make additional payments, out of their own resources, to certain authorized dealers that sell shares of the funds ("Integrity/Viking funds") distributed by Integrity Funds Distributor in order to promote the sales and retention of fund shares by those firms and their customers. The amounts of these payments vary by authorized dealer firm and, with respect to a given firm, are typically calculated by reference to the amount of the firm's recent gross sales of Integrity/Viking fund shares and/or total assets of Integrity/Viking funds held by the firm's customers. The level of payments that Integrity Funds Distributor is willing to provide to a particular authorized dealer firm may be affected by, among other factors, the firm's total assets held in and recent investments into Integrity/Viking funds, the firm's level of participation in Integrity/Viking funds sales and marketing programs, the firm's compensation program for its registered representatives who sell fund shares and provide services to fund shareholders, and the asset class of the Integrity/Viking funds for which these payments are provided. For fiscal year 200~~8~~9, these payments in the aggregate were approximately 0.010% to 0.020% of the assets in the Integrity funds, although payments to particular authorized dealers can be significantly higher. The SAI contains additional information about these payments, including the names of the dealer firms to which payments are made. This compensation is not reflected in the fees and expenses listed in the fee table section of this prospectus.

Redemption of Fund Shares

You may sell (redeem) your shares on any day the NYSE is open. You will receive the share price next determined after the Fund has received your properly completed redemption request as described below. Your redemption request must be received before the close of trading for you to receive that day's price. While the Funds do not charge a redemption fee, you may be assessed a CDSC, if applicable. Telephone redemption requests by dealers or agents will not be processed unless authorized in writing by the shareholder of record.

You can sell your shares at any time by sending a written request to the appropriate Fund, c/o Integrity Fund Services, Inc., P.O. Box 759, Minot, ND 58702 or by placing an order to sell through your financial adviser. With signed authorization, such financial adviser may fax, telephone, or mail an order to Integrity Fund Services for the sale of shares. In addition, such financial adviser may impose a charge for processing your redemption order. It is the financial adviser's responsibility to promptly forward the redemption requests to Integrity Fund Services for shares being redeemed to receive the next determined NAV.

To properly complete your redemption request, your request must include the following information:

•	the Fund's name;

•	your name and account number;

•	the dollar or share amount you wish to redeem;

•	the signature of each owner exactly as it appears on the account;

•	the name of the person to whom you want your redemption proceeds paid (if other than to the shareholder of record);

•	the address where you want your redemption proceeds sent (if other than the address of record);

•	any certificates you have for the shares (signed certificate or a duly endorsed stock power); and

•	any required signature guarantees.

Redemption payments may be made by check or can be sent to your bank through the Automated Clearing House ("ACH") network. If you choose to receive proceeds via check, Integrity Fund Services will normally mail the check the next business day, but in no event more than seven days after it receives your request. If you purchased your shares by check, your redemption proceeds will not be mailed until your check has cleared, which may take up to 15 days from the date of purchase. Guaranteed signatures are required if you are redeeming more than $100,000, you want the check payable to someone other than the shareholder of record, or you want the check sent to another address. Signature guarantees must be obtained from a commercial bank, trust company, savings and loan association, or brokerage firm; a notary public cannot provide a signature guarantee.

The Funds reserve the right to redeem in-kind (that is to pay redemption requests in cash and portfolio securities or wholly in portfolio securities). Because you would receive portfolio securities in an in-kind redemption, you would still be subject to market risk and may incur transaction costs in selling the securities.

You should also note that the Funds reserve the right to liquidate your account upon 60 days' written notice if the value of your account falls below $1,000 for any reason other than a fluctuation in the market value of the Fund shares.

A Fund may suspend the right of redemption under the following unusual circumstances:

•	when the NYSE is closed (other than weekends and holidays) or trading is restricted as determined by the SEC;

•	when an emergency exists, as determined by the SEC, making disposal of portfolio securities or the valuation of net assets not reasonably practicable; or

•	during any period when the SEC has by order permitted a suspension of redemption for the protection of shareholders.

In case of any such suspension, you may either withdraw your request for redemption or receive payment based on the NAV per share next determined after the termination of the suspension.

Systematic Withdrawal Program

If the value of your Fund account is at least $5,000, you may request to have a specific dollar amount withdrawn automatically from your account, subject to any CDSC. You may elect to receive payments monthly, quarterly, semi-annually, or annually. Shares will be redeemed from your account for the specified withdrawal amount plus any CDSC on approximately the first or the 25th of the applicable month. If withdrawals exceed reinvested dividends and distributions, an investor's shares will be reduced and eventually depleted. You must complete the appropriate section of the account application to participate in the Systematic Withdrawal Program (the "Program"). To participate in the Program, shares may not be in certificated form. A shareholder who participates in the Monthomatic Investment Plan is ineligible to participate in the Program. You may terminate participation in the Program at any time. The Funds may terminate or modify the Program upon 30 days' notice.

Reinstatement Privilege

If you redeem Fund shares, you may reinstate all or part of your redemption proceeds at NAV without incurring any additional charges. If you paid a CDSC, your CDSC will be refunded as additional shares in proportion to the reinstatement amount of your redemption proceeds. Additionally, the holding period to be used to calculate the CDSC will be reinstated. An investor exercising this privilege a year or more after redemption must complete a new account application and provide proof that the investor was a shareholder of the Fund. The Funds may modify or terminate this privilege at any time. You should consult your tax adviser about the tax consequences of exercising your reinstatement privilege. The Funds must be notified that an investment is a reinstatement.

Dividends and Distributions

Each Fund passes substantially all of its earnings from income and capital gains along to its investors as distributions. The Funds declare their net investment income as dividends daily on shares for which they have received payment. Net investment income of a Fund consists of all interest income earned on portfolio securities less expenses. The Funds will pay dividends from the net income monthly and distributions of realized short-term or long-term capital gains, if any, in December. These policies are non-fundamental and may be modified by the Funds at any time.

Reinvestment Options

The Funds automatically reinvest your monthly dividends and capital gains distributions in additional Fund shares at NAV unless you request distributions to be received in cash. You may change your selected method of distribution, provided such change will be effective only for distributions paid seven or more days after the transfer agent receives the written request, either by phone or in writing. Requests to change dividend options will be accepted when made by the shareholder(s), the shareholder's registered representative, or an assistant to the registered representative.

Dividends that are not reinvested are paid by check or transmitted electronically to your bank account, with the same names as the account registration, using the ACH network. You may have your distribution check paid to a third party or sent to an address other than your address of record, although a signature guarantee will be required. For further information, contact Integrity Fund Services at 800-601-5593.

Frequent Purchases and Redemptions of Fund Shares

Market Timing

The Funds are designed for long-term investors and are not intended for investors that engage in excessive short-term trading activity (including purchases and sales of Fund shares in response to short-term market fluctuations) that may be harmful to the Funds, including but not limited to market timing. Short-term or excessive trading into and out of a Fund can disrupt portfolio management strategies, harm performance, and increase Fund expenses for all shareholders, including long-term shareholders who do not generate these costs. A Fund may be more or less affected by short-term trading in Fund shares, depending on various factors such as: the size of the Fund, the amount of assets the Fund typically maintains in cash or cash equivalents; the dollar amount, number, and frequency of trades in Fund shares; and other factors. Arbitrage market timing may also be attempted in funds that hold significant investments in securities and other types of investments that may not be frequently traded. There is the possibility that arbitrage market timing, under certain circumstances, may dilute the value of Fund shares if redeeming shareholders receive proceeds (and buying shareholders receive shares) based on NAVs that do not reflect appropriate fair value prices. Each Fund may refuse to sell shares to market timers and will take such other actions necessary to stop excessive or disruptive trading activities, including closing an account to new purchases believed to be held by or for a market timer and as further set out below. The Funds' Board of Trustees has adopted and implemented the following policies and procedures to discourage and prevent market timing or excessive short-term trading in the Funds: (i) trade activity monitoring; (ii) restricting certain transactions; and (iii) using fair value pricing in certain instances. Each of these procedures is described in more detail below.

Although these procedures are designed to discourage excessive short-term trading, none of these procedures alone nor all of them taken together eliminate the possibility that excessive short-term trading activity in a Fund may occur. Moreover, each of these procedures involves judgments that are inherently subjective. The Investment Adviser and its agents seek to make these judgments to the best of their abilities in a manner that they believe is consistent with shareholder interests. The Funds may modify these procedures in response to changing regulatory requirements imposed by the SEC or to enhance the effectiveness of these procedures and to further restrict trading activities by market timers. Although the Funds and their service providers seek to use these methods to detect and prevent abusive trading activities, there can be no assurances that such activities can be mitigated or eliminated.

Trade Activity Monitoring

The Funds, the Investment Adviser, and their agents monitor selected trades and flows of money in and out of the Funds in an effort to detect excessive short-term trading activities and for consistent enforcement of the procedures. If, as a result of this monitoring, a Fund, the Investment Adviser, or one of their agents believes that a shareholder has engaged in excessive short-term trading, Integrity Fund Services will, at its discretion, ask the shareholder to stop such activities or refuse to process purchases or exchanges in the shareholder's account. The Fund may reject any purchase or exchange orders for any reason, without prior notice, particularly purchase or exchange orders that the Fund believes are made on behalf of market timers.

Restrictions on Certain Transactions

In order to prevent market timing, the Funds will impose the following restrictions:

•	the Funds will restrict or refuse purchase or exchange orders, for any reason, by those persons that the Funds or Integrity Funds Distributor believe constitute excessive trading;

•	the Funds will reject transactions that violate the Funds' excessive trading policies or their exchange limits;

•	in order to limit excessive exchange activity and otherwise to promote the best interests of the Funds, the Funds will monitor all redemptions that take place within 30 days of purchase; and

•	the Funds will process trades received after 3:00 p.m., Central Time at the next business day's NAV.

However, trades transmitted through National Securities Clearing Corporation ("NSCC") that are received by Integrity Fund Services after 3:00 p.m., Central Time but received by the broker-dealer, bank, or other financial institution transmitting the trade through NSCC before 3:00 p.m., Central Time are processed with the date the trade is received by such financial institution.

Investors are subject to this market timing policy whether a direct shareholder of the Funds or investing indirectly in the Funds through a financial intermediary such as a broker-dealer, a bank, an insurance company separate account, an investment adviser, an administrator, or trustee of an IRS recognized tax-deferred savings plan such as a 401(k) retirement plan and a 529 college savings plan that maintains an omnibus account with the Funds for trading on behalf of its customers.

While the Funds will encourage financial intermediaries to apply the market timing trading policy to their customers who invest indirectly in the Funds, the Funds are limited in their ability to monitor the trading activity or enforce the market timing trading policy with respect to customers of financial intermediaries. For example, should it occur, the Funds may not be able to detect market timing that may be facilitated by financial intermediaries or is difficult to identify because of the omnibus accounts used by those intermediaries for aggregated purchases, exchanges, and redemptions on behalf of all their customers. More specifically, unless the financial intermediaries have the ability to apply the market timing trading policy to their customers (for example, participants in a 401(k) retirement plan) through such methods as implementing short-term trading limitations or restrictions and monitoring trading activity for what might constitute market timing, the Funds may not be able to determine whether trading by customers of financial intermediaries is contrary to the Funds' market timing trading policy. However, under federal securities law, funds are generally required to enter into shareholder information agreements with certain financial intermediaries that hold fund shares in "omnibus accounts" on behalf of others. Pursuant to these arrangements, the financial intermediary agrees to, among other things provide certain information upon fund request about shareholders and transactions in these accounts to help enable funds to enforce restrictions on market timing and similar abusive transactions. The financial intermediary will also execute any instructions from the fund to restrict or prohibit purchases or exchanges by a shareholder the fund has identified as violating its market timing policies.

Fair Value Pricing

The Funds have fair value pricing procedures in place, which are described in the "Pricing of Fund Shares" section of this prospectus. By fair valuing a security whose price may have been affected (i) by events occurring after the close of trading in its respective market or (ii) by news after the last market pricing of the security, the Funds attempt to establish a price that they might reasonably expect to receive upon their current sale of that security. These methods are designed to help ensure that the prices at which Fund shares are purchased and redeemed are fair and do not result in dilution of shareholder interests or other harm to shareholders. Despite best efforts, however, there is an inherent risk that the fair value may be higher or lower than the value a Fund would have received if it had sold the investment.

Tax Consequences

[To be updated]

This section summarizes some of the main U.S. federal income tax consequences of owning shares of a Fund. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. Because the Funds invest primarily in municipal securities from a particular state, the regular monthly dividends payable from the net tax-exempt interest earned from such municipal securities that you (as a taxpayer in that state) receive are generally expected to be exempt from regular federal income tax and, subject to the provisions of that state's tax law, the regular personal income tax of that state. This section, however, does not describe your state, local, or foreign tax consequences. For more detailed information regarding certain state tax consequences of a Fund investment, see the SAI.

This federal income tax summary is based in part on the advice of counsel for the Funds. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, the Funds' legal counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be acquired by the Funds. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Fund Status

Each Fund intends to qualify as a "regulated investment company" under the federal tax laws. If a Fund qualifies as a regulated investment company and distributes its income as required by the tax law, the Fund generally will not pay federal income taxes.

Distributions

Except for exempt-interest dividends as described below, Fund distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your Fund's distributions into three categories: ordinary income distributions, exempt-interest dividends, and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate. Each Fund intends to distribute dividends that qualify as "exempt-interest dividends," which generally are excluded from your gross income for federal income tax purposes. Distributions of the Funds' interest income on certain private activity bonds are an item of tax preference for purposes of the alternative minimum tax applicable to individuals and corporations. Distributions of net income from tax-exempt obligations are included in "adjusted current earnings" of corporations for alternative minimum tax purposes. Some or all of the exempt-interest dividends may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed), and income exempt from federal tax may be subject to state and local tax. Although the Funds do not seek to realize taxable income or capital gains, the Funds may realize and distribute taxable ordinary income or capital gains as a result of their normal investment activities. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your shares. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Funds may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your Fund is not affected by whether you reinvest your distributions in additional shares or receive them in cash. The income from your Fund that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Dividends Received Deduction

A corporation that owns shares generally will not be entitled to the dividends received deduction with respect to many dividends received from a Fund because the dividends received deduction is generally not available for distributions from regulated investment companies.

Sale or Redemption of Shares

If you sell or redeem your shares, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your shares from the amount you receive in the transaction. Your tax basis in your shares is generally equal to the cost of your shares, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your shares. Further, if you hold your shares for six months or less, any loss incurred by you related to the disposition of such a share will be disallowed to the extent of the exempt-interest dividends you received.

Capital Gains and Losses

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years beginning before January 1, 2011. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your shares to determine your holding period. However, if you receive a capital gain dividend from your Fund and sell your share at a loss after holding it for six months or less, the loss will be disallowed to the extent of the exempt-interest dividends you received. To the extent, if any, it is not disallowed, it will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

In-Kind Distributions

Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of Fund securities when you redeem shares or when your Fund terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize a gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

Exchanges

If you exchange shares of your Fund for shares of another fund, the exchange would generally be considered a sale for federal income tax purposes, and any gain on the transaction may be subject to federal income tax.

Deductibility of Fund Expenses

Expenses incurred and deducted by your Fund will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Fund expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Further, because the Fund pays exempt-interest dividends, which are treated as exempt interest for federal income tax purposes, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your shares.

Buying Shares Close to a Record Date

Buying Fund shares shortly before the record date for a taxable dividend is commonly known as "buying the dividend". The dividend may be taxable to you even though a portion of the dividend effectively represents a return of your purchase price.

Foreign Investors

If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from a Fund will be characterized as dividends for federal income tax purposes (other than dividends which the Fund designates as capital gain dividends) and, other than exempt-interest dividends, will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from a Fund that are properly designated by the Fund as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Fund makes certain elections and certain other conditions are met. In the case of dividends with respect to taxable years of a Fund beginning prior to 2010, distributions from a Fund that are properly designated by the Fund as an interest-related dividend attributable to certain interest income received by the Fund or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Fund may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the Fund makes certain elections and certain other conditions are met.

DISTRIBUTION ARRANGEMENTS

Sales Loads and Rule 12b-1 Fees

You can buy shares at the offering price, which is the NAV plus an up-front sales charge. Each Fund (other than the Kansas Insured Fund) has also adopted a distribution and service plan under Rule 12b-1 under the ~~Investment Company Act of~~ 1940 Act that authorizes each Fund to compensate Integrity Funds Distributor for services and expenses incurred in connection with the distribution of shares and for providing personal services and the maintenance of shareholder accounts. Under each Fund's plan, the respective Fund is authorized to pay Integrity Funds Distributor an annual fee of up to 0.25% of the average daily net assets of the respective Fund's shares for distribution and shareholder services. Integrity Funds Distributor may pay all or a portion of the distribution and services fees to your financial adviser for providing ongoing services to you. Integrity Funds Distributor retains the up-front sales charge and 12b-1 fee on accounts with no authorized dealer of record. Because these fees are paid out of Fund assets on an ongoing basis, over time, these fees will increase the cost of your investment and may cost you more than paying other types of sales charges. See "Rule 12b-1 Fees" below for additional information regarding these plans.

The up-front sales charge and the commissions paid to dealers for the Funds, except the Kansas Insured Fund, are as follows:

Amount of Purchase	Sales Charge as % of Public Offering Price	Sales Charge as % of Net Amount Invested	Authorized Dealer Commission as % of Public Offering Price
Less than $50,000	4.25%	4.44%	3.50%
$50,000 but less than $100,000	3.75%	3.90%	3.00%
$100,000 but less than $250,000	3.25%	3.36%	2.75%
$250,000 but less than $500,000	2.50%	2.56%	2.00%
$500,000 but less than $750,000	2.00%	2.04%	1.50%
$750,000 but less than $1,000,000	1.00%	1.01%	0.75%
$1,000,000 and above	0.00%	0.00%	0.00%

With respect to each Fund (other than the Kansas Insured Fund), in the case of investments made at or above the $1 million breakpoint (where you do not pay an initial sales charge), ~~for shares purchased on or after September 1, 2007 (whether as a lump sum, pursuant to the letter of intent program, or otherwise,~~ you may be subject to a 1% CDSC on shares redeemed within 24 months of purchase (excluding shares purchased with reinvested dividends and/or distributions).

~~For each Fund (other than the Kansas Insured Fund), if you invest $1 million or more, either as a lump sum or through the rights of accumulation quantity discount or letter of intent programs, you can buy shares without an initial sales charge.~~ Integrity Funds Distributor may pay a commission of up to 1.00%, out of its own resources, to broker-dealers who initiate and are responsible for the purchase of shares of $1 million or more.

The up-front sales charge and the commissions paid to dealers applicable to the Kansas Insured Fund are as follows:

Amount of Purchase	Sales Charge as % of Public Offering Price	Sales Charge as % of Net Amount Invested	Authorized Dealer Commission as % of Public Offering Price
Less than $50,000	2.75%	2.85%	2.50%
$50,000 but less than $100,000	2.25%	2.30%	2.00%
$100,000 but less than $250,000	1.75%	1.78%	1.50%
$250,000 but less than $500,000	1.25%	1.27%	1.10%
$500,000 but less than $1,000,000	0.75%	0.76%	0.65%
$1,000,000 and above	0.25%	0.25%	0.25%

Sales Charge Reductions

The Funds offer a number of ways to reduce or eliminate the up-front sales charge on Fund shares. To receive a reduction in your initial sales charge, you must let your financial adviser know that you are eligible for a reduction, or else you may not receive a sales charge discount to which you are otherwise entitled. In order to determine your eligibility to receive a sales charge discount, it may be necessary for you to provide your adviser with information and records (including account statements) of all relevant accounts invested in the Funds, such as:

•	information or records regarding shares of the Fund or other funds held in all accounts (e.g., retirement accounts) of the shareholder at the financial intermediary;

•	information or records regarding shares of the Fund or other funds held in any account of the shareholder at another financial intermediary; and

•	information or records regarding shares of the Fund or other funds held at any financial intermediary by related parties of the shareholder, such as members of the same family or household.

Please retain any records necessary to substantiate your historical costs because the Fund, its transfer agent, and financial intermediaries may not maintain this information. The Funds may modify or discontinue these programs at any time.

Rights of Accumulation

A right of accumulation ("ROA") permits an investor to aggregate shares owned by you, your spouse and children or grandchildren under 21 (cumulatively, the "Investor") in some or all funds in the Integrity/Viking family of funds to reach a breakpoint discount. The value of shares eligible for a cumulative quality discount equals the cumulative cost of the shares purchased (not including reinvested dividends) or the current account market value, whichever is greater. The current market value of the shares is determined by multiplying the number of shares by the previous day's NAV.

Letter of Intent

An investor may qualify for a reduced sales charge immediately by stating his or her intention to invest in one or more of the funds in the Integrity/Viking family of funds, during a 13-month period, an amount that would qualify for a reduced sales charge and by signing a nonbinding Letter of Intent that may be signed at any time within 90 days after the first investment to be included under the Letter of Intent. However, if an investor does not buy enough shares to qualify for the lower sales charge by the end of the 13-month period (or when you sell your shares, if earlier), shares that were purchased under the reduced sales charge schedule will be liquidated to pay the additional sales charge owed to the extent unpaid by the investor.

Group Purchases

Each Fund has a group investment and reinvestment program (the "Group Program"), which allows investors to purchase shares of a Fund with a lower minimum initial investment and with a lower sales charge applicable to the group's aggregate purchases, provided the investor and the Group Programs of which he or she is a participant meet certain cost saving criteria set forth in the SAI. The SAI also has additional information regarding the requirements necessary to qualify for a Group Program.

Investments of $1 Million or More

For each Fund (other than the Kansas Insured Fund), if you invest $1 million or more, either as a lump sum or through the rights of accumulation quantity discount or letter of intent programs, you can buy shares without an initial sales charge. However, ~~for shares purchased on or after September 1, 2007 (whether as a lump sum, pursuant to the letter of intent program, or otherwise)~~ you may be subject to a 1% CDSC on shares redeemed within 24 months of purchase (excluding shares purchased with reinvested dividends and/or distributions). For each Fund, the CDSC is based on the cumulative cost of the shares being sold or the current account market value, whichever is less. The CDSC does not apply to shares acquired by reinvesting dividends and/or distributions. Each time you place a redemption request, the Funds will sell any shares in your account that are not subject to a CDSC first. If there are not enough of these shares to meet your request, the Funds will sell the shares in the order in which they were purchased.

Please refer to the SAI for detailed descriptions and eligibility requirements of the sales charge reduction programs. Additional information is available from your financial adviser or by calling 800-276-1262. Your financial adviser can also help you prepare any necessary application forms. You or your financial adviser must notify Integrity Funds Distributor at the time of each purchase if you are eligible for any of these programs. The Funds may modify or discontinue these programs at any time.

Sales Charge Waivers

~~The Funds may sell shares without an up-front sales charge to:~~

~~•~~

~~Trustees, Directors, Officers, employees (including retirees) of the Funds, Integrity Mutual Funds, Inc., and its subsidiaries, for themselves or certain members of their family; or trusts, pension, profit-sharing or other plans for the benefit of such persons;~~

~~•~~	~~authorized broker-dealers and financial institutions and employees (including their spouses and children) of such broker-dealers and institutions;~~

~~•~~	~~any broker-dealer, financial institution, or other qualified firm that does not receive commissions for selling shares to its clients; and~~

~~•~~	~~reinvestments of distributions from certain unit investment trusts formerly sponsored by Integrity Funds Distributor into the Kansas Fund, the Kansas Insured Fund, and the Nebraska Fund.~~

Shares of a Fund may be purchased without an initial sales charge by various individuals and institutions, including:

•

current and former officers, trustees, directors, governors and employees of the Fund, its investment adviser, its principal underwriter or certain affiliated companies, for themselves, for members of their immediate families, for any company or corporation in which such persons own a 25% or greater stake, or any trust, pension, profit-sharing or other benefit plan for such persons (immediate family is defined to include the individual, his/her spouse, and their children, parents and siblings);

•

registered representatives and employees (including their spouses and dependent children) of broker-dealers having selling group agreements with Integrity Funds Distributor or any trust, pension, profit-sharing or other benefit plan for such persons;

•

current and former employees (including their spouses and dependent children) of banks and other financial services firms that provide advisory or administrative services related to the Fund pursuant to an agreement with the Fund, Corridor or one of its affiliates, or any trust, pension, profit-sharing or other benefit plan for such persons;

•	individuals and institutions purchasing shares in connection with the acquisition of the assets of or merger or consolidation with another investment company;

•

individuals and institutions acquiring shares through reinvestments of distributions from certain unit investment trusts formerly sponsored by Integrity Funds Distributor into the Kansas Fund, the Kansas Insured Fund, and the Nebraska Fund;

•

investors purchasing through certain investment advisers, broker-dealers, bank trust departments and other financial services firms, who act solely as an agent for their clients under an arrangement whereby the firm receives an asset based fee or other remuneration and does not receive the standard dealer commission on the purchase;

•	certain 401(k) or 457 retirement plans if the plan is sponsored by an employer (i) with at least 50 employees or (ii) with retirement plan assets of $250,000 or more;

•	foundations and endowments, provided the foundation or endowment has assets of $1 million or more; and

•

persons who retain an ownership interest in or who are the beneficial owners of an interest in Corridor for themselves or members of their immediate families, for any company or corporation in which such persons own a 25% or greater stake, or any trust, pension, profit sharing or other benefit plan for such persons.

A Fund must be notified in advance that an investment qualifies for purchase at net asset value.

Financial institutions which purchase shares of the Fund for accounts of their customers may impose separate charges on these customers for account services.

Financial institutions may purchase shares of the Kansas Insured Fund for their own account or as a record owner on behalf of fiduciary or custody accounts subject to a sales charge equal to 0.75% of the public offering price (0.76% of the net amount invested), which includes a dealer allowance of 0.70% of the public offering price. State securities laws may require financial institutions purchasing for their customers to register as dealers. Financial institutions that purchase shares of the Funds for accounts of their customers may impose separate charges on these customers for account services. Corporate payroll plans, which qualify as Group Programs as described above, may also purchase shares of the Fund.

Additional Information

The Funds makes available, free of charge, more information about sales charge reductions and waivers through the Funds' website at www.integrityvikingfunds.com (which includes hyperlinks that facilitate access to this information), in the SAI, or from your financial adviser.

Rule 12b-1 Fees

Integrity Funds Distributor serves as the distributor of the Funds' shares. In this capacity, Integrity Funds Distributor manages the offering of the Funds' shares and is responsible for all sales and promotional activities. Each Fund (other than the Kansas Insured Fund) has adopted a plan under Rule 12b-1 of the ~~Investment Company Act of~~ 1940 Act that allows the Fund to pay some of the costs of distributing its shares and for providing services to shareholders. Under each Fund's plan, the respective Fund may pay an annual Rule 12b-1 fee of up to 0.25% of its average daily net assets to Integrity Funds Distributor for distribution and shareholder services. Integrity Funds Distributor, in turn, may use this fee to pay authorized dealers (including itself, banks, savings and loan associations, and their associated broker-dealers) an annual service fee of up to 0.25% of the average daily net assets of the shares held in their customer accounts for providing administrative and shareholder services. To be eligible for the 12b-1 service fee, dealers or other service organizations must have been servicing the accounts for more than one year. The services provided may include answering shareholder inquiries, assisting in redeeming shares, interpreting confirmations, statements, and other documents and providing other personal services to shareholders. Integrity Funds Distributor may also use some or this entire 12b-1 fee for its expenses of distribution of a Fund's shares. Integrity Funds Distributor retains the service fee on accounts with no authorized dealer of record. Because these fees are paid out of a Fund's assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

SHAREHOLDER INQUIRIES AND MAILINGS

All inquiries regarding the Funds should be directed to:

Integrity Funds Distributor, Inc.
~~1 Main Street North~~PO Box 500
Minot, ND ~~58703~~58702
Phone: 800-276-1262

All inquiries regarding account information should be directed to:

Integrity Fund Services, Inc.
~~P.O.~~PO Box 759
Minot, ND 58702
Phone: 800-601-5593

To reduce expenses, the Funds may mail only one copy of the prospectus and each annual and semi-annual report to those addresses shared by two or more accounts. If you wish to receive individual copies of these documents, please call Integrity Funds Distributor at 800-276-1262 (or contact your financial institution). ~~We~~ Integrity Funds Distributor will begin sending you individual copies thirty days after receiving your request.

FINANCIAL HIGHLIGHTS

The financial highlights tables are intended to help you understand the Funds' financial performance for the past five years. Certain information reflects financial results for a single Fund share. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in a Fund (assuming reinvestment of all dividends and distributions). This

~~The~~  information ~~for the Kansas Fund, Kansas Insured Fund, Nebraska Fund, and Oklahoma Fund~~ has been audited by Brady, Martz & Associates, P.C., whose report, along with ~~such~~ each Fund's audited financial statements , are included in the annual report, which is available upon request.

~~The Maine Fund and the New Hampshire Fund acquired the assets of the Maine TaxSaver Bond Fund and New Hampshire TaxSaver Bond Fund, each formerly a series of the Forum Funds, in a tax-free exchange by issuing new shares. This transaction was effective as of the close of business on December 19, 2003. The Maine Fund and New Hampshire Fund had nominal assets prior to the date of the acquisition. Consequently, the information for the Maine Fund and the New Hampshire Fund prior to the acquisition date represents the financial history of the Maine TaxSaver Bond Fund and New Hampshire TaxSaver Bond Fund, respectively. The information for the Maine Fund and New Hampshire Fund for the fiscal years ended July 31, 2008, July 31, 2007, July 31, 2006, and July 29, 2005, the four-month period ended July 30, 2004, and the fiscal year ended March 31, 2004 has been audited by Brady Martz & Associates, P.C., whose report, along with the Funds' financial statements, are included in the Funds' annual reports.~~

~~Further information about a Fund's performance is contained in such Fund's latest annual or semi-annual shareholder report. You may obtain a free copy of the respective Fund's latest annual or semi-annual shareholder report upon request from the Fund.~~

Kansas Municipal Fund

Selected per share data and ratios for the periods indicated

	For The Year Ended ~~July 31, 2008~~7/31/09	For The Year Ended ~~July 31, 2007~~7/31/08	For The Year Ended ~~July 31, 2006~~7/31/07	For The Year Ended ~~July 29, 2005~~7/31/06	For The Year Ended ~~July 30, 2004~~7/29/05
NET ASSET VALUE, BEGINNING OF PERIOD	$10.44~~10.54~~	$10.54~~10.62~~	$10.62~~10.57~~	$10.57~~10.93~~	$10.93~~11.19~~

Income from investment operations:
Net investment income (loss)	$.40	$.40	$.40~~.41~~	$ ~~.38~~.41	$.38~~.45~~
Net realized and unrealized gain (loss) on investment transactions	.01~~(.10)~~	(.10)~~(.08)~~	(.08)~~.05~~	.05~~(.36)~~	(.36)~~(.26)~~
Total income (loss) from investment operations	$.41~~.30~~	$.30~~.32~~	$.32~~.46~~	$.46~~.02~~	$.02~~.19~~

Less Distributions:
Dividends from net investment income	$(.40)	$(.40)	$(.40)~~(.41)~~	$(.41)~~(.38)~~	$(.38)~~(.45)~~
Distributions from net realized gains	.00	.00	.00	.00	.00
Total distributions	$(.40)	$(.40)	$(.40)~~(.41)~~	$(.41)~~(.38)~~	$(.38)~~(.45)~~

NET ASSET VALUE, END OF PERIOD	$10.45~~10.44~~	$10.44~~10.54~~	$10.54~~10.62~~	$10.62~~10.57~~	$10.57~~10.93~~

Total Return(1)	4.06%~~2.90%(A)~~	2.90%~~3.06%(A)~~	3.06%~~4.39%(A)~~	4.39%~~0.22%(A)~~	0.22%~~1.71%(A)~~

RATIOS/SUPPLEMENTAL DATA
Net assets, end of period (in thousands)	$47,365~~48,587~~	$48,587~~52,996~~	$52,996~~59,093~~	$59,093~~67,470~~	$67,470~~78,478~~
Ratio of net expenses (after expense assumption) to average net assets(2)	1.07%~~(B)~~	1.07%~~(B)~~	1.07%~~1.03%(B)~~	1.03%~~0.97%(B)~~	0.97%~~0.95%(B)~~
Ratio of net investment income to average net assets	3.88%~~3.81%~~	3.81%~~3.77%~~	3.77%~~3.82%~~	3.82%~~3.56%~~	3.56%~~4.05%~~
Portfolio turnover rate	16.73%~~6.52%~~	6.52%~~4.77%~~	4.77%~~12.31%~~	12.31%~~44.85%~~	44.85%~~17.29%~~

(~~A~~1)	Excludes any applicable~~maximum~~ sales charge ~~of 4.25%~~.

(~~B~~2)

During the periods shown above, Integrity Mutual Funds assumed and/or waived expenses of $130,642, $147,515, $106,719, $79,585, and $130,764, ~~and $127,695,~~ respectively. If the expenses had not been assumed and/or waived, the annualized ratio of total expenses to average net assets would have been 1.35%, 1.36%, 1.26%, 1.15%, and 1.15%, ~~and 1.10%,~~ respectively.

Total return represents the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of all dividends and distributions.

Kansas Insured Intermediate Fund

Selected per share data and ratios for the periods indicated

	For The Year Ended ~~July 31, 2008~~7/31/09	For The Year Ended ~~July 31, 2007~~7/31/08		For The Year Ended ~~July 31, 2006~~7/31/07	For The Year Ended ~~July 29, 2005~~7/31/06		For The Year Ended ~~July 30, 2004~~7/29/05
NET ASSET VALUE, BEGINNING OF PERIOD	$10.94~~10.87~~	$	~~10.95~~10.87	$10.9~~4~~5	$	~~11.44~~10.94		$11.~~60~~44

Income from investment operations:
Net investment income (loss)	$.41~~.42~~		$.42~~4~~	$.44~~3~~		$.43~~2~~	$	.~~43~~42
Net realized and unrealized gain (loss) on investment transactions	.15~~.07~~		~~(.08)~~.07	~~.01~~(.08)		~~(.50)~~.01		(.~~16~~50)
Total income (loss) from investment operations	$.56~~.49~~	$	~~.36~~.49	$ .~~44~~36	$	~~(.08)~~.44	$	~~.27~~(.08)

Less Distributions:
Dividends from net investment income	$(.41)~~(.42)~~	$	(.~~44~~42)	$ (.~~43~~44)	$	(.~~42~~43)	$	(.~~43~~42)
Distributions from net realized gains	.00		.00	.00		.00		.00
Total distributions	$(.41)~~(.42)~~	$	(.~~44~~42)	$ (.~~43~~44)	$	(.~~42~~43)	$	(.~~43~~42)

NET ASSET VALUE, END OF PERIOD	$11.09~~10.94~~		$10.94~~87~~	$10.~~95~~87		$10.9~~4~~5		$1~~1.44~~0.94

Total Return(1)	5.22~~4.62~~%~~(A)~~	~~3.34~~4.62%~~(A)~~		~~4.06~~3.34%~~(A)~~	~~(0.75%)~~4.06%~~(A)~~		~~2.31%~~(0.75%)~~(A)~~

RATIOS/SUPPLEMENTAL DATA
Net assets, end of period (in thousands)	$ ~~12,360~~16,180	$	~~10,686~~12,360	$ ~~12,419~~10,686	$	~~14,480~~12,419	$	~~16,982~~14,480
Ratio of net expenses (after expense assumption) to average net assets(2)	0.75%~~(B)~~	0.75%~~(B)~~		0.75%~~(B)~~	0.75%~~(B)~~		0.75%~~(B)~~
Ratio of net investment income to average net assets	3.70~~3.86~~%	~~4.02~~3.86%		~~3.89~~4.02%	3.~~71~~89%		3.~~67~~71%
Portfolio turnover rate	14.00~~21.80~~%	~~9.18~~21.80%		~~4.15~~9.18%	~~1.81~~4.15%		~~4.39~~1.81%

(~~A~~1)	Excludes any applicable~~maximum~~ sales charge ~~of 2.75%~~.

(~~B~~2)

During the periods shown above, Integrity Mutual Funds assumed and/or waived expenses of $82,800, $83,516, $77,248, $62,295, and $57,567, ~~and $58,289,~~ respectively. If the expenses had not been assumed and/or waived, the annualized ratio of total expenses to average net assets would have been 1.35%, 1.48%, 1.40%, 1.23%, and 1.10~~%, and 1.08~~%, respectively.

Total return represents the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of all dividends and distributions.

Maine Municipal Fund

Selected per share data and ratios for the periods indicated

	For The Year Ended ~~July 31, 2008~~7/31/09	For The Year Ended ~~July 31, 2007~~7/31/08	For The Year Ended ~~July 31, 2006~~7/31/07	For The Year Ended ~~July 29, 2005~~7/31/06	For The Year Ended ~~July 30, 2004~~7/29/05
NET ASSET VALUE, BEGINNING OF PERIOD	$10.44~~10.45~~	$10.45~~10.52~~	$10.52~~10.45~~	$10.45~~11.10~~	$11.10~~11.19~~

Income from investment operations:
Net investment income (loss)	$.35~~.36~~	$.36~~.37~~	$.37~~.35~~	$.35	$.35~~.13~~
Net realized and unrealized gain (loss) on investment transactions	.18~~(.01)~~	(.01)~~(.07)~~	(.07)~~.07~~	.07~~(.43)~~	(.43)~~(.09)~~
Total income (loss) from investment operations	$.53~~.35~~	$.35~~.30~~	$.30~~.42~~	$.42~~(.08)~~	$(.08)~~.04~~

Less Distributions:
Dividends from net investment income	$(.35)~~(.36)~~	$(.36)~~(.37)~~	$(.37)~~(.35)~~	$(.35)	$(.35)~~(.13)~~
Distributions from net realized gains	.00	.00	.00	.00~~(.22)~~	(.22)~~.00~~
Total distributions	$(.35)~~(.36)~~	$(.36)~~(.37)~~	$(.37)~~(.35)~~	$(.35)~~(.57)~~	$(.57)~~(.13)~~

NET ASSET VALUE, END OF PERIOD	$10.62~~10.4 4~~	$10.4 4 ~~10. 45~~	$10.45~~10.52~~	$10.52~~10.45~~	$10.45~~11.10~~

Total Return(1)	5.22%~~3.43%(A)~~	3.43%~~2.89%(A)~~	2.89%~~4.12%(A)~~	4.12%~~(0.74%)(A)~~	(0.74%)~~1.23%(A)~~

RATIOS/SUPPLEMENTAL DATA
Net assets, end of period (in thousands)	$15,413~~15,880~~	$15,880~~16,707~~	$16,707~~18,728~~	$18,728~~24,975~~	$24,975~~31,683~~
Ratio of net expenses (after expense assumption) to average net assets(2)	1.07%~~(B)~~	1.07%~~(B)~~	1.07%~~1.02%(B)~~	1.02%~~0.97%(B)~~	0.97%~~0.95%(B)~~
Ratio of net investment income to average net assets	3.38%~~3.46%~~	3.46%~~3.52%~~	3.52%~~3.35%~~	3.35%~~3.24%~~	3.24%~~3.49%~~
Portfolio turnover rate	15.39%~~4.44%~~	4.44%~~8.50%~~	8.50%~~1.60%~~	1.60%~~4.87%~~	4.87%~~1.92%~~

(~~A~~1)	Excludes any applicable~~maximum~~ sales charge ~~of 4.25%~~.

(~~B~~2)

During the periods ~~since March 31, 2004~~shown above, Integrity Mutual Funds~~oney Management~~ assumed and/or waived expenses of $73,531, $79,450, $64,859, $58,447, and $86,089, ~~and $29,051,~~ respectively. If the expenses had not been assumed and/or waived, the annualized ratio of total expenses to average net assets would have been 1.57%, 1.56%, 1.44%, 1.30%, and 1.27%, ~~and 1.22%,~~  respectively~~. For the period 4/1/2003 through 12/19/2003, Forum Administrative Services assumed/waived expenses of $64,658. For the period from 12/20/2003 through 3/31/2004, Integrity Money Management assumed/waived expenses of $22,736. If the expenses had not been assumed and/or waived, the annualized ratio of total expenses to average net assets for the year would have been 1.20%~~.

Total return represents the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of all dividends and distributions.

Nebraska Municipal Fund

Selected per share data and ratios for the periods indicated

	For The Year Ended ~~July 31, 2008~~7/31/09	For The Year Ended ~~July 31, 2007~~7/31/08	For The Year Ended ~~July 31, 2006~~7/31/07	For The Year Ended ~~July 29, 2005~~7/31/06	For The Year Ended ~~July 30, 2004~~7/29/05
NET ASSET VALUE, BEGINNING OF PERIOD	$10.03~~10.13~~	$10.13~~10.20~~	$10.20~~10.11~~	$10.11~~10.55~~	$10.55~~10.62~~

Income from investment operations:
Net investment income (loss)	$.38	$.38~~.39~~	$.39~~.40~~	$.40~~.42~~	$.42~~.45~~
Net realized and unrealized gain (loss) on investment transactions	(.02)~~(.10)~~	(.10)~~(.07)~~	(.07)~~.09~~	.09~~(.44)~~	(.44)~~(.07)~~
Total income (loss) from investment operations	$.36~~.28~~	$.28~~.32~~	$.32~~.49~~	$.49~~(.02)~~	$(.02)~~.38~~

Less Distributions:
Dividends from net investment income	$(.38)	$(.38)~~(.39)~~	$(.39)~~(.40)~~	$(.40)~~(.42)~~	$(.42)~~(.45)~~
Distributions from net realized gains	.00	.00	.00	.00	.00
Total distributions	$(.38)	$(.38)~~(.39)~~	$(.39)~~(.40)~~	$(.40)~~(.42)~~	$(.42)~~(.45)~~

NET ASSET VALUE, END OF PERIOD	$10.01~~10.03~~	$10.03~~10.13~~	$10.13~~10.20~~	$10.20~~10.11~~	$10.11~~10.55~~

Total Return(1)	3.71%~~2.79%(A)~~	2.79%~~3.16%(A)~~	3.16%~~4.90%(A)~~	4.90%~~(0.18%)(A)~~	(0.18%)~~3.59%(A)~~

RATIOS/SUPPLEMENTAL DATA
Net assets, end of period (in thousands)	$28,913~~27,229~~	$27,229~~28,381~~	$28,381~~30,742~~	$30,742~~32,488~~	$32,488~~34,682~~
Ratio of net expenses (after expense assumption) to average net assets(2)	1.07%~~(B)~~	1.07%~~(B)~~	1.07%~~1.03%(B)~~	1.03%~~0.98%(B)~~	0.98%~~0.95%(B)~~
Ratio of net investment income to average net assets	3.84%~~3.74%~~	3.74%~~3.81%~~	3.81%~~3.89%~~	3.89%~~4.07%~~	4.07%~~4.18%~~
Portfolio turnover rate	6.71%~~10.42%~~	10.42%~~17.42%~~	17.42%~~14.63%~~	14.63%~~4.36%~~	4.36%~~8.95%~~

(~~A~~1)	Excludes any applicable~~maximum~~ sales charge ~~of 4.25%~~.

(~~B~~2)

During the periods shown above, Integrity Mutual Funds assumed and/or waived expenses of $93,297, $98,742, $81,123, $66,312, and $84,449, ~~and $93,640,~~ respectively. If the expenses had not been assumed and/or waived, the annualized ratio of total expenses to average net assets would have been 1.41%, 1.43%, 1.34%, 1.24%, and 1.22%, ~~and 1.21%,~~  respectively.

Total return represents the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of all dividends and distributions.

New Hampshire Municipal Fund

Selected per share data and ratios for the periods indicated

	For The Year Ended ~~July 31, 2008~~7/31/09	For The Year Ended ~~July 31, 2007~~7/31/08	For The Year Ended ~~July 31, 2006~~7/31/07	For The Year Ended ~~July 29, 2005~~7/31/06	For The Year Ended ~~July 30, 2004~~7/29/05
NET ASSET VALUE, BEGINNING OF PERIOD	$10.32~~10.24~~	$10.24~~10.25~~	$10.25~~10.20~~	$10.20~~10.82~~	$10.82~~10.73~~

Income from investment operations:
Net investment income (loss)	$.29~~.30~~	$.30~~.32~~	$.32~~.33~~	$.33	$.33~~.11~~
Net investment income (loss)	$.18~~.08~~	$.08~~(.01)~~	$(.01)~~.05~~	$.05~~(.52)~~	$(.52)~~.09~~
Total income (loss) from investment operations	$.47~~.38~~	$.38~~.31~~	$.31~~.38~~	$.38~~(.19)~~	$(.19)~~.20~~

Less Distributions:
Dividends from net investment income	$(.29)~~(.30)~~	$(.30)~~(.32)~~	$(.32)~~(.33)~~	$(.33)	$(.33)~~(.11)~~
Distributions from net realized gains	.00	.00	.00	.00	(.10)~~.00~~
Total distributions	$(.29)~~(.30)~~	$(.30)~~(.32)~~	$(.32)~~(.33)~~	$(.33)~~(.43)~~	$(.43)~~(.11)~~

NET ASSET VALUE, END OF PERIOD	$10.50~~10.32~~	$10.32~~10.24~~	$10.24~~10.25~~	$10.25~~10.20~~	$10.20~~10.82~~

Total Return(1)	4.64%~~3.72%(A)~~	3.72%~~3.02%(A)~~	3.02%~~3.76%(A)~~	3.76%~~(1.81%)(A)~~	(1.81%)~~5.69%(A)~~

RATIOS/SUPPLEMENTAL DATA
Net assets, end of period (in thousands)	$3,816~~3,681~~	$3,681~~4,188~~	$4,188~~5,317~~	$5,317~~6,363~~	$6,363~~7,962~~
Ratio of net expenses (after expense assumption) to average net assets(2)	1.07%~~(B)~~	1.07%~~(B)~~	1.07%~~(B)~~	1.07%~~1.03%(B)~~	1.03~~0.98%(B)~~
Ratio of net investment income to average net assets	2.81%~~2.87%~~	2.87%~~3.09%~~	3.09%~~3.19%~~	3.19%~~3.14%~~	3.14%~~3.12%~~
Portfolio turnover rate	15.93%~~12.56%~~	12.56~~11.83%~~	11.83%~~8.10%~~	8.10%~~17.94%~~	17.94%~~10.02%~~

(~~A~~1)	Excludes any applicable~~maximum~~ sales charge ~~of 4.25%~~.

(~~B~~2)

During the periods ~~since March 31, 2004~~shown above, Integrity ~~Money Management~~Mutual Funds assumed and/or waived expenses of $79,112, $83,438, $79,544, $69,311, and $64,102, ~~and $23,856,~~ respectively. If the expenses had not been assumed and/or waived, the annualized ratio of total expenses to average net assets would have been 3.19% , 3.20%, 2.72%, 2.22%, and 1.80%, ~~and 1.84%,~~  respectively. ~~For the period 4/1/2003 through 12/19/2003, Forum Administrative Services assumed/waived expenses of $62,210. For the period from 12/20/2003 through 3/31/2004, Integrity Money Management assumed/waived expenses of $21,859. If the expenses had not been assumed and/or waived, the annualized ratio of total expenses to average net assets for the year would have been 1.86%.~~

Total return represents the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of all dividends and distributions.

Oklahoma Municipal Fund

Selected per share data and ratios for the periods indicated

	For The Year Ended ~~July 31, 2008~~7/31/09	For The Year Ended ~~July 31, 2007~~7/31/08	For The Year Ended ~~July 31, 2006~~7/31/07	For The Year Ended ~~July 29, 2005~~7/31/06	For The Year Ended ~~July 30, 2004~~7/29/05
NET ASSET VALUE, BEGINNING OF PERIOD	$10.75~~11.03~~	$11.03~~11.08~~	$11.08~~11.00~~	$11.00~~11.07~~	$11.07~~11.09~~

Income from investment operations:
Net investment income (loss)	$.41~~.39~~	$.39	$.39	$.39~~.40~~	$.40~~.42~~
Net realized and unrealized gain (loss) on investment transactions	.03~~(.28)~~	(.28)~~(.05)~~	(.05)~~.08~~	.08~~(.07)~~	(.07)~~(.02)~~
Total income (loss) from investment operations	$.44~~.11~~	$.11~~.34~~	$.34~~.47~~	$.47~~.33~~	$.33~~.40~~

Less Distributions:
Dividends from net investment income	$(.41)~~(.39)~~	$(.39)	$(.39)	$(.39)~~(.40)~~	$(.40)~~(.42)~~
Distributions from net realized gains	.00	.00	.00	.00	.00
Total distributions	$(.41)~~(.39)~~	$(.39)	$(.39)	$(.39)~~(.40)~~	$(.40)~~(.42)~~

NET ASSET VALUE, END OF PERIOD	$10.78~~10.75~~	$10.75~~11.03~~	$11.03~~11.08~~	$11.08~~11.00~~	$11.00~~11.07~~

Total Return(1)	4.28%~~1.01%(A)~~	1.01%~~3.10%(A)~~	3.10%~~4.39%(A)~~	4.3 9%~~3.02%(A)~~	3.02%~~3.67%(A)~~

RATIOS/SUPPLEMENTAL DATA
Net assets, end of period (in thousands)	$32,019~~42,026~~	$42,026~~47,847~~	$47,847~~43,563~~	$43,563~~34,887~~	$34,887~~35,472~~
Ratio of net expenses (after expense assumption) to average net assets(2)	1.07%~~(B)~~	1.07%~~(B)~~	1.07%~~1.03%(B)~~	1.03%~~0.98%(B)~~	0.98%~~0.93%(B)~~
Ratio of net investment income to average net assets	3.91%~~3.55%~~	3.55%~~3.50%~~	3.50%~~3.55%~~	3.55%~~3.60%~~	3.60%~~3.77%~~
Portfolio turnover rate	3.48%~~10.37%~~	10.37%~~11.97%~~	11.97%~~4.65%~~	4.65%~~8.69%~~	8.69%~~10.70%~~

(~~A~~1)	Excludes any applicable~~maximum~~ sales charge ~~of 4.25%~~.

(~~B~~2)

During the periods shown above, Integrity Mutual Funds assumed and/or waived expenses of $107,991, $135,321, $98,960, $60,854, and $81,636, ~~and $87,525,~~ respectively. If the expenses had not been assumed and/or waived, the annualized ratio of total expenses to average net assets would have been 1.36%,1.35%, 1.28%, 1.19%, and 1.20%, ~~and 1.19%,~~ respectively.

Total return represents the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of all dividends and distributions.

APPENDIX—ADDITIONAL STATE INFORMATION

Because each state Fund invests mainly in municipal securities of its state, events in that state are likely to affect the Fund's investments and its performance. These events may include economic or political policy changes, tax base erosion, state constitutional limits on tax increases, budget deficits, and other financial difficulties and changes in the credit ratings assigned to the state's municipal issuers. A negative change in any one of these or other areas could affect the ability of a state's municipal issuers to meet their obligations. It is important to remember that economic, budget, and other conditions within a particular state can be unpredictable and can change at any time. For these reasons, each state Fund may involve more risk than an investment in a fund that does not focus on securities of a single state. Please refer to the SAI for additional state information.

KANSAS MUNICIPAL FUND
KANSAS INSURED INTERMEDIATE FUND
MAINE MUNICIPAL FUND
NEBRASKA MUNICIPAL FUND
NEW HAMPSHIRE MUNICIPAL FUND
OKLAHOMA MUNICIPAL FUND

1 Main Street North • Minot, ND 58703 • 701-852-5292
~~1 Main Street North~~PO Box 500 • Minot, ND ~~58703~~58702 ~~• 701-852-5292~~
P~~.~~O~~.~~ Box 759 • Minot, ND 58702
800-276-1262 • Marketing • Fax 701-838-4902
800-601-5593 • Transfer Agent • Fax 701-852-2548

Investment Adviser

~~Integrity Money Management, Inc.~~Viking Fund Management, LLC
~~1 Main Street North~~PO Box 500
Minot, ND 5870~~3~~2

Principal Underwriter

Integrity Funds Distributor, Inc.
~~1 Main Street North~~PO Box 500
Minot, ND ~~58703~~58702

Custodian

Wells Fargo Bank, NA
Trust & Custody Solutions
801 Nicollet Mall, Suite 700
Minneapolis, MN 55479

Transfer Agent

Integrity Fund Services, Inc.
~~P.O.~~PO Box 759
Minot, ND 58702

Independent Accountant

~~Brady, Martz & Associates, P.C.~~Cohen Fund Audit Services, Ltd.
~~24 West Central Avenue~~800 Westpoint Pkwy., Suite 1100
~~Minot, ND 58701~~Westlake, OH 44145

Legal Counsel

Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

INTEGRITY MANAGED PORTFOLIOS

KANSAS MUNICIPAL FUND
KANSAS INSURED INTERMEDIATE FUND
MAINE MUNICIPAL FUND
NEBRASKA MUNICIPAL FUND
NEW HAMPSHIRE MUNICIPAL FUND
OKLAHOMA MUNICIPAL FUND

Several additional sources of information are available to you. The SAI, incorporated by reference into this prospectus, contains detailed information on the Funds' policies and operation. Additional information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders. In the Funds' annual reports, you will find a discussion of the market conditions and investment strategies that significantly affected the Funds' performance during their last fiscal year. Call Integrity Funds Distributor at 800-276-1262 to request a free copy of any of these materials, to request other information about the Funds, or to make inquiries, or visit the Funds' website at www.integrityvikingfunds.com.

Information about the Funds (including the SAI) can be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Reports and other information about the Funds are also available on the EDGAR Database on the Commission's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the Commission's Public Reference Section, Washington, DC 20549-0102.

Integrity Managed Portfolios
~~1 Main Street North~~PO Box 500
Minot, ND 58702~~3~~
800-276-1262

The Fund's SEC file no. is 811-06153

PRIVACY POLICY

~~Integrity Mutual Funds, Inc.,~~Corridor Investors, LLC its wholly-owned subsidiaries, and its affiliates understand your concerns about safeguarding information about you and your account(s) and consider the privacy of our shareholders to be of fundamental importance. We have established the following standards to safeguard the personal and confidential information you entrust to us.

1.	Collection of Information
While we do not sell any nonpublic personal information about our customers to third parties, we do collect and retain such information about you including:
	•	information from applications or other forms, such as you and your spouse's names, occupations, street address and social security numbers;
	•	information regarding your financial position, investment experience and objectives; and
	•	information about your transactions with us, our affiliates, or others, such as your account balance and transaction detail.

2.	Disclosure of Information

Disclosure of nonpublic personal information to affiliates is often necessary to conduct our business. We have also disclosed such information to third parties as permitted by law. Some instances when we have provided information to non-affiliates include:

	•	disclosing information necessary to process and service account transactions that you authorize;
	•	disclosing your name and address to third parties who assist with mailing fund-related materials such as shareholder reports; and
	•	disclosing information as required by regulatory or law enforcement agencies or with others as permitted by law.

3.	Confidentiality and Security
We maintain physical, electronic and procedural safeguards to ensure the integrity of your personal information.

4.	Limited Access to Information

Access to your nonpublic personal information is limited to authorized employees, affiliates and third parties. The information will then only be used for authorized purposes such as maintaining or servicing your account(s) or as otherwise permitted by law.

5.	Further Information
If you have any questions about our privacy policy, please call us at 800-276-1262.

This is not part of the Prospectus.

[back page]

[Logo]	SUBJECT TO COMPLETION

Statement of Additional Information
November 30, 2009~~8~~

INTEGRITY MANAGED PORTFOLIOS

KANSAS MUNICIPAL FUND (KSMUX)
KANSAS INSURED INTERMEDIATE FUND (KSIMX)
MAINE MUNICIPAL FUND (MEMUX)
NEBRASKA MUNICIPAL FUND (NEMUX)
NEW HAMPSHIRE MUNICIPAL FUND (NHMUX)
OKLAHOMA MUNICIPAL FUND (OKMUX)

~~1 Main Street North~~PO Box 500
Minot, North Dakota 58702~~3~~
701-852-5292
800-601-5593 • Transfer Agent
800-276-1262 • Marketing

This Statement of Additional Information ("SAI") is not a prospectus, but it should be read in conjunction with the Prospectus of the Kansas Municipal Fund, Kansas Insured Intermediate Fund, Maine Municipal Fund, Nebraska Municipal Fund, New Hampshire Municipal Fund, and Oklahoma Municipal Fund (the "Funds") dated November 30, 2009~~8~~ (the "Prospectus"). Copies of the Prospectus may be obtained at no charge by writing to the above address or by calling 800-276-1262.

The audited financial statements appear in the Funds' annual reports for their most recent fiscal year. The financial statements from the foregoing annual reports are incorporated herein by reference. A copy of the annual reports may be obtained without charge by writing to the above address or calling 800-276-1262.

TABLE OF CONTENTS

Page
HISTORY OF THE FUNDS	~~B-3~~

DESCRIPTION OF THE FUNDS AND THEIR INVESTMENTS AND RISKS	~~B-3~~
Classification	~~B-3~~
Investment Strategies and Risks	~~B-3~~
Fund Policies	~~B-15~~
Temporary Defensive Positions	~~B-17~~
Portfolio Turnover	~~B-17~~
Disclosure of Portfolio Holdings	~~B-17~~

MANAGEMENT OF THE FUNDS	~~B-19~~
Independent Trustees	~~B-19~~
Interested Trustee ~~and Officer~~	~~B-20~~
Officers	~~B-21~~
Board of Trustees	~~B-22~~
Compensation	~~B-23~~
Sales Load Waivers for Trustees and Affiliated Persons	~~B-23~~
Code of Ethics	~~B-24~~
Proxy Voting Policies	~~B-24~~

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES	~~B-24~~
Control Persons	~~B-24~~
Principal Holders	~~B-24~~
Management Ownership	~~B-25~~

INVESTMENT ADVISORY AND OTHER SERVICES	~~B-25~~
Investment Adviser	~~B-25~~
Principal Underwriter	~~B-26~~
Service Agreements	~~B-27~~
Rule 12b-1 Plans	~~B-37~~
Other Service Providers	~~B-29~~

PORTFOLIO MANAGER	~~B-29~~
Other Accounts Managed as of July 31, 2009~~8~~	~~B-29~~
Compensation	~~B-30~~
Ownership of Securities	~~B-31~~

BROKERAGE ALLOCATION AND OTHER PRACTICES	~~B-31~~
Brokerage Transactions	~~B-31~~
Commissions	~~B-31~~
Brokerage Selection	~~B-31~~

CAPITAL STOCK	~~B-32~~

PURCHASE, REDEMPTION, AND PRICING OF SHARES	~~B-34~~
Purchase of Shares	~~B-34~~
Offering Price	~~B-38~~

TAXATION OF THE FUNDS	~~B-39~~
Federal Income Taxes	~~B-39~~
Distributions	~~B-40~~
Sale or Exchange of Fund Shares	~~B-42~~
Nature of Fund's Investment	~~B-42~~
Futures Contracts and Options	~~B-42~~
Backup Withholding	~~B-42~~
Other Transactions	~~B-43~~
Non-U.S. Investors	~~B-43~~
State Taxes	~~B-43~~

DIVIDENDS	~~B-45~~

UNDERWRITER	~~B-45~~
Distribution of Securities	~~B-45~~
Compensation	~~B-46~~

EXPENSES OF THE FUNDS	~~B-46~~

FINANCIAL STATEMENTS	~~B-47~~

APPENDIX A—STATE FACTORS	~~B-48~~

APPENDIX B—RATINGS OF INVESTMENTS	~~B-56~~

HISTORY OF THE FUNDS

Integrity Managed Portfolios is an open-end investment company established under Massachusetts law by an Agreement and Declaration of Trust dated August 10, 1990, and is the type of organization commonly known as a Massachusetts business trust. It is a series company as contemplated under Rule 18f-2 under the Investment Company Act of 1940, as amended (the "1940 Act"). Each of the Funds is a non-diversified management investment company organized as a series of Integrity Managed Portfolios.

DESCRIPTION OF THE FUNDS AND THEIR INVESTMENTS AND RISKS

Classification

The Funds are each a non-diversified series of the Integrity Managed Portfolios (the "Trust"), an open-end management series investment company. The investment objective and certain investment policies of each Fund are described in the Prospectus. The following supplements that information and should be read in conjunction with the Prospectus.

Investment Strategies and Risks

Non-Diversification

As noted, each Fund is a non-diversified series of the Trust. This means that more than 5% of a Fund's assets may be invested in the obligations of any single issuer. The Funds, however, intend to comply with Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code") that limits the aggregate value of all holdings (except U.S. Government securities, the securities of other regulated investment companies, cash, and cash items, as defined in the Code) that exceed 5% of the Fund's total assets to an aggregate amount of 50% of such assets. Also, holdings of a single issuer (other than U.S. Government securities or the securities of other regulated investment companies) may not exceed 25% of a Fund's total assets. These limits are measured at the end of each quarter. Under the Subchapter M limits, up to 50% of a Fund's total assets may be invested in as few as two single issuers. In the event of decline of creditworthiness or default upon the obligations of one or more such issuers exceeding 5%, an investment in a Fund will entail greater risk than in a portfolio having a policy of "diversification" because a high percentage of the Fund's assets may be invested in municipal obligations of one or two issuers. Furthermore, a high percentage of investments among few issuers may result in a greater degree of fluctuation in the market value of the assets of a Fund and consequently a greater degree of fluctuation of the Fund's net asset value, because the Fund will be more susceptible to economic, political, or regulatory developments affecting these securities than would be the case with a portfolio composed of varied obligations of more issuers.

As a result of a Fund's non-diversified status, an investment in a Fund may present greater risks to investors than an investment in a diversified fund. The investment return on a non-diversified fund typically is dependent upon the performance of a smaller number of securities relative to the number of securities held in a diversified fund. A Fund's assumption of large positions in the obligations of a small number of issuers will affect the value of its portfolio to a greater extent than that of a diversified fund in the event of changes in the financial condition, or in the market's assessment, of the issuers. The identification of the issuer of tax-exempt obligations generally depends upon the terms and conditions of the security. When the assets and revenues of an agency, authority, instrumentality, or other political subdivision are separate from those of the government creating the issuing entity and only the assets and revenues of such entity back the security, such entity would be deemed to be the sole issuer. Similarly, in the case of a private activity bond, if only the assets and revenues of the non-governmental user back that bond, then such non-governmental user is deemed to be the sole issuer. If in either case, however, the creating government or some other entity guarantees a security, such a guarantee would be considered a separate security and would be treated as an issue of such government or other entity.

In addition, because of the relatively small number of issuers of municipal securities in Kansas, Maine, Nebraska, New Hampshire, and Oklahoma, each Fund is more likely to invest a higher percentage of its assets in the securities of a single issuer than an investment company that invests in a broad range of tax-exempt securities. This practice involves an increased risk of loss to the Fund if the issuer is unable to make interest or principal payments or if the market value of such securities declines.

As noted in "Fund Policies" below, a Fund will not invest 25% or more of its total assets in any industry, subject to certain exceptions. Governmental issuers of municipal securities are not considered part of an "industry." However, municipal securities backed only by the assets and revenues of non-governmental users will, for this purpose, be deemed to be issued by such non-governmental users, in which case the 25% limitation would apply to such obligations. Accordingly, a Fund will not invest 25% or more of its assets in obligations deemed to be issued by non-governmental users in any one industry.

Over 25% of the municipal securities in a Fund's portfolio may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues, and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things: demand for services; the ability of the facility to provide the services required; physicians' confidence in the facility; management capabilities; competition with other hospitals; efforts by insurers and government agencies to limit rates; legislation establishing state rate-setting agencies; expenses; government regulation; the cost and possible unavailability of malpractice insurance; and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid, and other similar third party payer programs. Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to this nationwide approach, Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program.

Over 25% of the municipal securities in a Fund's portfolio may derive their payment from mortgage loans. Certain of these municipal securities in a Fund may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities, as a result of events such as the sale of the mortgaged premises, default condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption (in whole or in part) from such prepayments on mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. The redemption price of such issues may be more or less than the offering price of such bonds. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period or, in some cases, from the sale by the bond issuer of the mortgage loans. Failure of the originating financial institutions to make mortgage loans would be due principally to the interest rates on mortgage loans funded from other sources becoming competitive with the interest rates on the mortgage loans funded with the proceeds of the single family mortgage revenues available for the payment of the principal of or interest on such mortgage revenue bonds. Single family mortgage revenue bonds issued after December 31, 1980 were issued under Section 103A of the Internal Revenue Code of 1954 or Section 143 of the Code, which Sections contain certain ongoing requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case, the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from federal income tax under existing laws and regulations. There can be no assurance that such ongoing requirements will be met. The failure to meet these requirements could cause the interest on the bonds to become taxable, possibly retroactively from the date of issuance.

Certain of the municipal securities in a Fund's portfolio may be obligations of issuers whose revenues are primarily derived from mortgage loans to housing projects for low to moderate income families. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects including, among other things: the achievement and maintenance of sufficient occupancy levels and adequate rental income; increases in taxes, employment, and income conditions prevailing in local labor markets; utility costs and other operating expenses; the managerial ability of project managers; changes in laws and governmental regulations; the appropriation of subsidies; and social and economic trends affecting the localities in which the projects are located. The occupancy of housing projects may be adversely affected by high rent levels and income limitations imposed under federal and state programs. Like single-family mortgage revenue bonds, multi-family mortgage revenue bonds are subject to redemption and call features, including extraordinary mandatory redemption features, upon prepayment, sale, or non-origination of mortgage loans as well as upon the occurrence of other events. Certain issuers of single or multi-family housing bonds have also considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds.

Over 25% of the municipal securities in a Fund's portfolio may be obligations of issuers whose revenues are primarily derived from the sale of electric energy. Utilities are generally subject to extensive regulation by state utility commissions which, among other things, establish the rates that may be charged and the appropriate rate of return on an approved assets basis. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the governing public utility commission, the difficulty in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, increased competition, recent reductions in estimates of future demand for electricity in certain areas of the country, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices, and the effect of energy conservation. In addition, federal, state, and municipal governmental authorities may from time to time review existing and impose additional regulations governing the licensing, construction, and operation of nuclear power plants, which may adversely affect the ability of the issuers of such bonds to make payments of principal and/or interest of such bonds.

Over 25% of the municipal securities in a Fund's portfolio may be university and college revenue obligations. University and college revenue obligations are obligations of issuers whose revenues are derived mainly from tuition, dormitory revenues, grants, and endowments. General problems faced by such issuers include declines in the number of "college" age individuals, possible inability to raise tuitions and fees, the uncertainty of continued receipt of federal grants, and state funding and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

Municipal Securities

Each Fund seeks to achieve its objective by investing in a portfolio of debt obligations issued by or on behalf of states, territories, and possessions of the United States ("U.S."), and their political subdivisions, agencies, and instrumentalities, the interest from which (in the opinion of bond counsel to the issuer) is exempt from both federal income tax and income tax of the state after which the Fund was named (e.g., Nebraska income tax for the Nebraska Municipal Fund) ("Municipal Securities"). Information concerning the ability of the Funds to invest in municipal securities that pay interest subject to alternative minimum tax is included in the Prospectus of the Funds. Information pertaining to recent developments concerning state tax exemption is set forth under "Taxation of the Funds—State Taxes."

Municipal Securities are securities issued to obtain funds for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, schools, streets, and water and sewer works. Other public purposes for which Municipal Securities may be issued include refunding outstanding obligations, obtaining funds for general operating expenses, and obtaining funds to loan to other public institutions and facilities. In addition, certain types of industrial development bonds are issued by or on behalf of public authorities to obtain funds to provide, among other things, privately-operated housing facilities; sports, convention, or trade show facilities; airport, mass transit, port, or parking facilities; air or water pollution control facilities; and certain local facilities for water supply, gas, electricity, or sewage or solid waste disposal. Such obligations, which may include lease arrangements, are included within the term Municipal Securities if the interest paid thereon qualifies as exempt from federal income tax and the income tax of the respective state. Other types of industrial development bonds, the proceeds of which are generally used for the construction, equipping, repair, or improvement of privately-operated industrial or commercial facilities, may constitute Municipal Securities, although the current federal tax laws place substantial limitations on the size of such issues.

The two principal classifications of Municipal Securities are general obligation and revenue bonds. General obligation bonds are secured by the issuer's pledge of its faith, credit, and taxing power for the payment of principal and interest. Revenue bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source, but not from the general taxing power. The private activity bonds and industrial development bonds that are Municipal Securities are in most cases revenue bonds and do not involve the pledge of the credit of the municipal issuer of such bonds. Rather, the revenues from which these bonds are paid generally constitute an obligation of the corporate entity on whose behalf the bonds are issued.

The Municipal Securities in which a Fund invests include its respective state's tax-exempt bonds, notes, commercial paper, and participation interests (including participation interests in municipal leases), as well as the Municipal Securities of territories and possessions of the U.S. Tax-exempt notes and commercial paper are generally used to provide for short-term capital needs and ordinarily have a maturity of up to one year. These include notes issued in anticipation of tax revenue, revenue from other government sources or revenue from bond offerings, and short-term, unsecured commercial paper, which is often used to finance seasonal working capital needs or to provide interim construction financing. Tax-exempt leases are obligations of state and local government units incurred to lease or purchase equipment or other property utilized by such governments. Each Fund will not originate leases as a lessor, but will instead purchase a participation interest in the regular payment stream of the underlying lease from a bank, equipment lessor, or other third party.

Municipal leases (which normally provide for title to the leased assets to pass eventually to the government issuer) have evolved as a means for government issuers to acquire property and equipment without meeting the constitutional and statutory requirements for the issuance of debt. Although the participations in municipal leases which a Fund may purchase (hereinafter called "lease obligations") do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to budget for, appropriate, and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses, which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. In addition to the "non-appropriation" risk, these securities may not have the depth of marketability associated with more conventional bonds and therefore may be less liquid than other municipal securities. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. The Kansas Municipal Fund, the Kansas Insured Intermediate Fund, the Nebraska Municipal Fund, and the Oklahoma Municipal Fund will only purchase lease obligations that are rated in the top category by either Standard & Poor's Ratings Services ("S&P") or Moody's Investors Service ("Moody's"). Each of the foregoing Funds will also not invest more than 10% (15% in the case of the Nebraska Municipal Fund) of its net investment assets in lease obligations (including, but not limited to those lease obligations which contain "non-appropriation clauses"), or any other illiquid securities.

The Kansas Municipal Fund, the Kansas Insured Intermediate Fund, the Nebraska Municipal Fund, and the Oklahoma Municipal Fund will only purchase lease obligations that are covered by an existing opinion of legal counsel experienced in municipal lease transactions. The opinion shall state that, as of the date of issue or purchase of each participation interest in a municipal lease, the interest payable on such obligation is exempt from both federal income tax and the relevant state's income tax and that the underlying lease was the valid and binding obligation of the governmental issuer.

Each Fund also may purchase floating and variable rate securities from municipal and non-governmental issuers. Debt securities have variable or floating rates of interest and, under certain limited circumstances, may have varying principal amounts. These securities pay interest at rates that are adjusted periodically according to a specified formula, usually with reference to one or more interest rate indices or market interest rates (the "underlying index"). The interest paid on these securities is a function primarily of the underlying index upon which the interest rate adjustments are based. These adjustments minimize changes in the market value of the obligation. Similar to fixed rate debt instruments, variable and floating rate instruments are subject to changes in value based on changes in market interest rates or changes in the issuer's creditworthiness. The rate of interest on securities may be tied to U.S. Government securities or indices on those securities as well as any other rate of interest or index. Certain variable rate securities pay interest at a rate that varies inversely to prevailing short-term interest rates (sometimes referred to as "inverse floaters"). Certain inverse floaters may have an interest rate reset mechanism that multiplies the effects of changes in the underlying index. This mechanism may increase the volatility of the security's market value while increasing the security's yield.

Variable and floating rate demand notes of corporations are redeemable upon a specified period of notice. Frequently, such obligations are secured by letters of credit or other credit support arrangements provided by banks. Use of letters of credit or other credit support arrangements will generally not adversely affect the tax-exempt status of these obligations. The Funds' investment adviser, ~~Integrity Money~~Viking Fund Management, ~~Inc.~~LLC (the "Investment Adviser" or "~~Integrity Money~~Viking Management") will rely upon the opinion of the issuer's bond counsel to determine whether such notes are exempt from federal and the relevant state's income taxation. The variable and floating rate demand notes include master demand notes that permit investment of fluctuating amounts at varying interest rates under direct arrangements with the issuer of the instrument. The issuer of floating and variable rate demand notes normally has a corresponding right, after a given period, to prepay in its discretion the outstanding principal amount of the note plus accrued interest upon a specified number of days notice to the noteholders. The interest rate on a floating rate demand note is based on a known lending rate, such as a bank's prime rate and is adjusted automatically each time such rate is adjusted. The interest rate on a variable rate demand note is adjusted at specified intervals, based upon a known lending rate. The Investment Adviser will monitor the creditworthiness of the issuers of floating and variable rate demand notes.

Certain securities may have an initial principal amount that varies over time based on an interest rate index and, accordingly, a Fund might be entitled to less than the initial principal amount of the security upon the security's maturity. A Fund intends to purchase these securities only when the Investment Adviser believes the interest income from the instrument justifies any principal risks associated with the instrument. The Investment Adviser may attempt to limit any potential loss of principal by purchasing similar instruments that are intended to provide an offsetting increase in principal. There can be no assurance that the Investment Adviser will be able to limit the effects of principal fluctuations and, accordingly, a Fund may incur losses on those securities even if held to maturity without issuer default.

There may not be an active secondary market for any particular floating or variable rate instruments, which could make it difficult for a Fund to dispose of the instrument during periods that the Fund is not entitled to exercise any demand rights it may have. A Fund could, for this or other reasons, suffer a loss with respect to those instruments. The Investment Adviser monitors the liquidity of each Fund's investment in variable and floating rate instruments, but there can be no guarantee that an active secondary market will exist.

Standby Commitments

Each Fund may purchase Municipal Securities on a standby commitment basis. A standby commitment is the right to resell a security to the seller at an agreed upon price or yield within a specified period prior to its maturity date. Securities with a standby commitment are generally more expensive than if the same securities were purchased without the commitment. Standby commitments allow a Fund to invest in a security while preserving its liquidity to meet unanticipated redemptions. A Fund will enter into standby commitments only with banks or municipal security dealers that ~~Integrity Money~~Viking Management believes have minimal credit risk. The value of a standby commitment is dependent on the ability of the writer to meet its repurchase obligation.

Participation Interests

Each Fund may invest in participation interests. Participation interests are interests in loans or securities owned by banks or other institutions in which a Fund may invest directly. A participation interest gives a Fund an undivided proportionate interest in a loan or security determined by the Fund's Investment Adviser. Participation interests may carry a demand feature permitting the holder to tender the interests back to the bank or other institution. Participation interests, however, do not provide a Fund with any right to enforce compliance by the borrower, nor any rights of set-off against the borrower and a Fund may not directly benefit from any collateral supporting the loan in which it purchased a participation interest. As a result, a Fund will assume the credit risk of both the borrower and the lender that is selling the participation interest.

Risks

The market value of the interest-bearing debt securities held by a Fund will be affected by changes in interest rates. There is normally an inverse relationship between the market value of securities sensitive to prevailing interest rates and actual changes in interest rates. The longer the remaining maturity (and duration) of a security, the more sensitive the security is to changes in interest rates. All debt securities, including U.S. Government securities, can change in value when there is a change in interest rates. Changes in the ability of an issuer to make payments of interest and in the markets' perception of an issuer's creditworthiness will also affect the market value of that issuer's debt securities. As a result, an investment in a Fund is subject to risk even if all debt securities in the Fund's investment portfolio are paid in full at maturity. In addition, certain debt securities may be subject to extension risk, which refers to the change in total return on a security resulting from an extension or abbreviation of the security's maturity.

The issuers of debt securities are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors that may restrict the ability of the issuer to pay, when due, the principal of and interest on its debt securities. The possibility exists therefore, that, as a result of bankruptcy, litigation, or other conditions, the ability of an issuer to pay, when due, the principal of and interest on its debts may become impaired. Moreover, certain debt securities (including certain municipal securities) are covered by insurance that generally seeks to guarantee their scheduled payment of interest and repayment of principal. Because a significant amount of the municipal securities issued and outstanding are insured by a small number of insurance companies, an event involving one or more of these insurance companies could have a significant adverse effect on the value of the securities insured by that insurance company and on the municipal markets as a whole.

The Funds invest a substantial portion of their assets in investment grade municipal securities. Lower quality securities involve a greater risk of default, including nonpayment of principal and interest, than investment grade securities; however, the risk of default is present in investment grade securities. Municipal Securities rated in the lowest category of investment grade debt may have speculative characteristics. Investment in medium-quality debt securities (rated BBB or A by S&P or Baa or A by Moody's) involves greater investment risk, including the possibility of issuer default or bankruptcy, than investment in higher-quality debt securities. Medium-quality Municipal Securities are considered to possess adequate, but not outstanding, capacities to service their obligations. An economic downturn could severely disrupt this market and adversely affect the value of outstanding bonds and the ability of the issuers to repay principal and interest. During a period of adverse economic changes, including a period of rising interest rates, issuers of such bonds are more likely to experience difficulty in servicing their principal and interest payment obligations than is the case with higher grade bonds. The principal trading market for the Municipal Securities will generally be in the over-the-counter market. As a result, the existence of a liquid trading market for the Municipal Securities may depend on whether dealers will make a market in such securities. There can be no assurance that a market will be made for any of the Municipal Securities, that any market for the Municipal Securities will be maintained or of the liquidity of the Municipal Securities in any markets made. Medium-quality debt securities tend to be less marketable than higher-quality debt securities because the market is less liquid. The market for unrated debt securities is even narrower. During periods of thin trading in these markets, the spread between bid and ask prices is likely to increase significantly and a Fund may have greater difficulty selling the medium-quality debt securities in its portfolio.

In addition, certain of the Municipal Securities in which a Fund invests may be subject to extraordinary optional and/or mandatory redemptions at par if certain events should occur. To the extent securities were purchased at a price in excess of the par value thereof and are subsequently redeemed at par as a result of an extraordinary redemption, a Fund would suffer a loss of principal.

The yields on Municipal Securities are dependent on a variety of factors, including general money market conditions of the Municipal Securities market, the financial condition of the issuer, general conditions of the state's tax-exempt obligation market, the size of a particular offering, the maturity of the obligation and the rating of the issue. The ratings of a nationally recognized statistical rating organization ("NRSRO") represent its opinions as to the quality of the Municipal Securities which it undertakes to rate and do not evaluate market risk. It should be emphasized, however, that ratings are general and not absolute standards of quality. Consequently, Municipal Securities with the same maturity, coupon and rating may have different yields, while Municipal Securities of the same maturity and coupon with different ratings may have the same yield. Subsequent to their purchase by a Fund, particular municipal securities or other investments may cease to be rated or their ratings may be reduced below the minimum rating required for purchase by a Fund. Moreover, NRSROs may fail to make timely changes in credit ratings, and an issuer's current financial condition may be better or worse than a rating indicates.

Recent developments relating to subprime mortgages have adversely affected credit markets in the United States and elsewhere. The values of many types of municipal securities have been reduced, including municipal securities held by the Funds that are not related to mortgage loans. These developments have reduced the willingness of some lenders to extend credit and have made it more difficult for borrowers to obtain financing on attractive terms or at all. In addition, broker-dealers and other market participants have been less willing to make a market in some types of debt instruments, which has impacted the liquidity of those instruments. These developments may also have a negative effect on the broader economy. There is a risk that the lack of liquidity or other adverse credit market conditions may hamper municipal issuers' ability to obtain loans for anticipated projects or ongoing needs, including issuers in which the Funds invest or may invest.

Futures Contracts and Options on Futures

Each Fund may purchase or sell financial futures contracts ("futures contracts") and related call or put options thereon. These futures contracts and related options thereon will be used as a hedge against anticipated interest rate changes. Each Fund may sell a futures contract or a call option thereon or purchase a put option on such futures contract, if the Investment Adviser anticipates that interest rates will rise, as a hedge against a decrease in the value of the Fund's portfolio securities. If the Investment Adviser anticipates that interest rates will decline, a Fund may purchase a futures contract or a call option thereon or sell a put option on such futures contract, to protect against an increase in the price of the securities the Fund intends to purchase.

Some futures contracts, by their terms, provide for physical settlement at maturity. Accordingly, such a futures contract sale would generally create an obligation by the Fund, as seller, to deliver the specific type of instrument called for in the contract at a specified future time for a specified price. A futures contract purchase would generally create an obligation by the Fund, as purchaser, to take delivery of the specific type of financial instrument at a specified future time at a specified price. Other futures contracts generally provide for cash settlement at maturity. In the case of cash settled futures contracts, the cash settlement amount is equal to the difference between the final settlement price on the last trading day of the contract and the price at which the contract was entered into. Most futures contracts, however, are not held until maturity but instead are "offset" before the settlement date through the establishment of an opposite and equal futures position.

Unlike a futures contract, which requires the parties to buy and sell an instrument on a set date, the purchase of an option on a futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract at a specified exercise price at any time during the period of that option. If the holder decides not to enter into the contract, the premium paid for the contract is lost. The value of the option is reflected in the net asset value of the Fund.

A Fund is required to maintain margin deposits with brokerage firms through which it effects futures contracts and options thereon. The initial margin requirements vary according to the type of underlying instrument. In addition, due to current industry practice, daily variations in gains and losses on open contracts are required to be reflected in cash in the form of variation margin payments. A Fund may be required to make additional margin payments during the term of the contract. If a Fund has insufficient cash, a Fund may have to liquidate other portfolio securities at a disadvantageous time to meet margin requirements.

In instances involving the purchase of futures contracts by a Fund, an amount equal to the gross market value of the futures contract will be deposited in a segregated account of cash and cash equivalents and thereby ensure that the use of such futures is unleveraged. The Kansas Municipal Fund, Kansas Insured Intermediate Fund, Nebraska Municipal Fund, and Oklahoma Municipal Fund may not purchase or sell futures contracts or related options if, immediately thereafter, more than one-third of its respective net assets would be hedged.

A risk in employing futures contracts to protect against the price volatility of portfolio securities is that the prices of securities subject to futures contracts may not correlate perfectly with the behavior of the cash prices of the Fund's portfolio securities. The correlation may be distorted in part by the fact that the futures market is influenced by short-term traders seeking to profit from the difference between a contract or security price objective and their cost of borrowed funds. This would reduce the value of futures contracts for hedging purposes over a short time period. The correlation may be further distorted since the futures contracts that are being used to hedge are not based on municipal obligations. In this regard, the risk of imperfect correlation may be increased by the fact that a Fund may trade in futures contracts on taxable securities and there is no guarantee that the prices of taxable securities will move in a manner similar to the prices of tax-exempt securities.

Another risk is that the Investment Adviser could be incorrect in its expectations as to the direction or extent of various interest rate movements or the time span within which the movements take place or future market trends. For example, if the Fund sold futures contracts in anticipation of an increase in interest rates and then interest rates went down, causing bond prices to rise, the Fund would lose money, including transaction costs, on the sale. Like most other investments, futures contracts and options are subject to the risk that the market value of such instruments will change in a way detrimental to the Fund's interests.

A Fund could also suffer losses if it is unable to close out a futures contract or an option on futures because of an illiquid secondary market or a daily limit for the price movement of a particular contract has been reached. There can be no assurance that a liquid secondary market will exist for any particular futures product at any specific time. Thus, it may not be possible to close a futures contract or option position.

The Funds may purchase and sell futures contracts and options thereon only to the extent that such activities are consistent with the requirements of General Regulations Section 4.5 ("Rule 4.5") promulgated under the Commodity Exchange Act, as amended (the "CEA"), by the Commodity Futures Trading Commission (the "CFTC"), under which each of the Funds is excluded from the definition of a "commodity pool operator.

The Securities and Exchange Commission ("SEC") generally requires that when investment companies, such as a Fund, effect certain transactions of the foregoing nature, they must either segregate cash or high quality, readily marketable portfolio securities with their custodian in the amount of their obligation under such transactions or cover such obligations by maintaining positions in portfolio securities, futures contracts, or options that would serve to satisfy or offset the risk of such obligations. When effecting transactions of the foregoing nature, a Fund will comply with such segregation or cover requirements, as applicable.

Illiquid and Restricted Securities

Each Fund is subject to limitations regarding the purchase of illiquid securities as set forth under "Fund Policies" below. The term "illiquid securities" means securities that cannot be disposed of within seven days in the ordinary course of business at approximately the amount at which a Fund has valued the securities. Illiquid securities include:

•	repurchase agreements not entitling the holder to payment of principal within seven days;

•	securities which are not readily marketable; and

•

except as otherwise determined by ~~Integrity Money~~Viking Management, securities subject to contractual or legal restrictions on resale because they have not been registered under the Securities Act of 1933 (the "1933 Act") ("restricted securities").

Limitations on resale may have an adverse effect on the marketability of a security and a Fund might also have to register a restricted security in order to dispose of it, resulting in expense and delay. A Fund might not be able to dispose of restricted or illiquid securities promptly or at reasonable prices and might thereby experience difficulty in satisfying redemptions. There can be no assurance that a liquid market will exist for any security at any particular time. Any security, including securities determined by the Investment Adviser to be liquid, can become illiquid.

The Board of Trustees (the "Board") has the ultimate responsibility for determining whether specific securities are liquid or illiquid and has delegated the function of making determinations of liquidity to the Investment Adviser, pursuant to guidelines approved by the Board. The Investment Adviser determines and monitors the liquidity of the portfolio securities and reports periodically on its decisions to the Board. The Investment Adviser takes into account a number of factors in reaching liquidity decisions, including but not limited to:

•	the frequency of trades and quotations for the security;

•	the number of dealers willing to purchase or sell the security and the number of other potential buyers;

•	the willingness of dealers to undertake to make a market in the security; and

•	the nature of the marketplace trades, including the time needed to dispose of the security, the method of soliciting offers and the mechanics of the transfer.

An institutional market has developed for certain restricted securities. Accordingly, contractual or legal restrictions on the resale of a security may not be indicative of the liquidity of the security. If such securities are eligible for purchase by institutional buyers in accordance with Rule 144A under the 1933 Act or other exemptions, the Investment Adviser may determine that the securities are not illiquid.

Repurchase Agreements

Each Fund may enter into repurchase agreements, subject to the applicable limitations regarding repurchase agreements as set forth under "Fund Policies" below. A repurchase agreement is a contract under which a Fund would acquire a security for a relatively short period and the seller would agree to repurchase such security at the Fund's cost plus interest within a specified time (generally one day). Under the 1940 Act, repurchase agreements are considered loans by the Fund. A Fund will not enter into any repurchase agreement in an amount which would jeopardize the Fund's status as a regulated investment company or its ability to distribute tax-exempt dividends. Although a Fund may enter into repurchase agreements with respect to any securities which it may acquire consistent with its investment policies and restrictions, it is each Fund's present intention to enter into repurchase agreements only with respect to obligations of the U.S. Government or its agencies or instrumentalities and with respect to its relevant state's municipal securities. The Funds' custodian will hold the securities underlying any repurchase agreement in a segregated account. Repurchase agreements involve credit risk. Credit risk is the risk that a counterparty to a transaction will be unable to honor its financial obligation. In the event that bankruptcy, insolvency or similar proceedings are commenced against a counterparty, a Fund may have difficulties in exercising its rights to the underlying securities. A Fund may incur costs and expensive time delays in disposing of the underlying securities and it may suffer a loss. Failure by the other party to deliver a security purchased by a Fund may result in a missed opportunity to make an alternative investment. Favorable insolvency laws that allow a Fund, among other things, to liquidate the collateral held in the event of the bankruptcy of the counterparty may help reduce counterparty insolvency risk with respect to repurchase agreements. In addition, to the extent that proceeds from any sale upon a default are less than the repurchase price, a Fund could suffer a loss.

Leverage Transactions

As described below, the Funds may use leverage to increase potential returns. Leverage involves special risks and may involve speculative investment techniques. Leverage exists when cash made available to a Fund through an investment technique is used to make additional Fund investments. Lending portfolio securities and entering into purchasing securities on a when-issued, delayed delivery or forward commitment basis are transactions that result in leverage. A Fund uses these investment techniques only when the Investment Adviser believes that the leveraging and the returns available to the Fund from investing the cash will provide investors a potentially higher return.

Securities Lending

Securities loans must be continuously collateralized and the collateral must have market value at least equal to the value of a Fund's loaned securities, plus accrued interest. In a portfolio securities lending transaction, a Fund receives from the borrower an amount equal to the interest paid or the dividends declared on the loaned securities during the term of the loan as well as the interest on the collateral securities, less any fees (such as finders or administrative fees) the Fund pays in arranging the loan. A Fund may share the interest it receives on the collateral securities with the borrower. The terms of a Fund's loans permit the Fund to reacquire loaned securities on five business days' notice or in time to vote on any important matter. Loans are subject to termination at the option of a Fund or the borrower at any time and the borrowed securities must be returned when the loan is terminated.

When-Issued Securities and Forward Commitments

Each Fund may purchase securities on a when-issued or delayed delivery basis and may purchase or sell securities on a "forward commitment" basis. When these transactions are negotiated, the price, which is generally expressed in yield terms, is fixed at the time the commitment is made, but delivery and payment on the securities take place at a later date. Normally the settlement occurs within 45 days after the transaction, but delayed settlements beyond 45 days may be negotiated. During the period between a commitment and settlement, no payment is made for the securities purchased by the purchaser and thus, no interest accrues to the purchaser from the transaction. At the time a Fund makes the commitment to purchase securities on a when-issued or delayed delivery basis, the Fund will record the transaction as a purchase and thereafter reflect the value each day of such securities in determining its net asset value. Each Fund may enter into such "forward commitments" if it holds and maintains until the settlement date in a segregated account with its custodian, cash or high-grade, short-term obligations in an amount sufficient to meet the purchase price. Subject to applicable law, there is no percentage limitation on the total assets which may be invested in forward commitments. Forward commitments involve a risk of loss if the value of the municipal securities or other security to be purchased declines prior to the settlement date, which risk is in addition to the risk of decline in the value of the Fund's other assets. Forward commitments also involve the risk that should the securities ultimately not be issued or delivered and the price of comparable securities has increased, the cost of substitute securities having comparable par amounts, ratings and yields will be greater than originally contracted for. Although each Fund will generally enter into forward commitments with the intention of acquiring the securities for its portfolio, a Fund may dispose of a commitment prior to settlement if the Investment Adviser deems it appropriate to do so. Each Fund may realize short-term profits or losses upon the sale of forward commitments, which profits or losses may constitute capital gains or ordinary income depending upon a number of factors, including the number of sales of such commitments.

Leverage Risk

Leverage creates the risk of magnified capital losses. Losses incurred by a Fund may be magnified by borrowings and other liabilities that exceed the equity base of the Fund. Leverage may involve the creation of a liability that requires a Fund to pay interest (for instance, reverse repurchase agreements) or the creation of a liability that does not entail any interest costs (for instance, forward commitment costs).

The risks of leverage include a higher volatility of the net asset value of the Fund's securities and the relatively greater effect on the net asset value of the securities caused by favorable or adverse market movements or changes in the cost of cash obtained by leveraging and the yield from invested cash. So long as a Fund is able to realize a net return on its investment portfolio that is higher than interest expense incurred, if any, leverage will result in higher current net investment income for the Fund than if the Fund were not leveraged. Changes in interest rates and related economic factors could cause the relationship between the cost of leveraging and the yield to change so that rates involved in the leveraging arrangement may substantially increase relative to the yield on the obligations in which the proceeds of the leveraging have been invested. To the extent that the interest expense involved in leveraging approaches the net return on a Fund's investment portfolio, the benefit of leveraging will be reduced and, if the interest expense on borrowings were to exceed the net return to investors, the Fund's use of leverage would result in a lower rate of return than if the Fund were not leveraged. In an extreme case, if a Fund's current investment income were not sufficient to meet the interest expense of leveraging, it could be necessary for the Fund to liquidate certain of its investments at an inappropriate time.

Segregated Accounts

In order to attempt to reduce the risks involved in various transactions involving leverage, each Fund's custodian will set aside and maintain, in a segregated account, cash and liquid securities as required by applicable law. The account's value, which is marked to market daily, will be at least equal to a Fund's commitments under these transactions.

Investment Policies of the Funds

Kansas Municipal Fund

It is a fundamental investment policy of the Kansas Municipal Fund (the "Kansas Fund" or a "Fund") that, under normal market conditions, at least 80% of the Kansas Fund's assets (including any borrowings for investment purposes) will be invested in "Kansas Municipal Securities" which generate income that is exempt (in the opinion of bond counsel) from both federal income tax and Kansas income tax. The Kansas Fund may, however, invest up to 20% of its total assets in securities, the interest income on which is subject to federal income tax and Kansas income tax. "Kansas Municipal Securities" has the same definition and includes the same type of securities as set forth for such term under Kansas Insured Intermediate Fund. The Kansas Fund will not invest more than 15% of its total assets in Kansas Municipal Securities which are obligations of the Commonwealth of Puerto Rico, the U.S. Virgin Islands, or Guam.

Kansas Insured Intermediate Fund

It is a fundamental investment policy of the Kansas Insured Intermediate Fund (the "Kansas Insured Fund" or a "Fund") to invest, under normal market conditions, at least 95% of its total assets (including any borrowings for investment purposes) in "Kansas Municipal Securities" that are either covered by insurance guaranteeing the timely payment of principal and interest thereon or backed by an escrow or trust account containing sufficient U.S. Government or U.S. Government agency securities to ensure timely payment of principal and interest.

"Kansas Municipal Securities" refers to debt obligations, the interest payable on which is (in the opinion of bond counsel to the issuer) exempt from both federal income taxation and Kansas income taxation. Kansas Municipal Securities generally include debt obligations of the State of Kansas, its political subdivisions, municipalities, agencies and authorities, and certain industrial development and other revenue bonds, short-term municipal notes, municipal leases, and tax-exempt commercial paper issued by such entities and obligations of the Commonwealth of Puerto Rico, the U.S. Virgin Islands, and Guam. The Kansas Insured Fund will not invest more than 15% of its total assets in Kansas Municipal Securities which are obligations of the Commonwealth of Puerto Rico, the U.S. Virgin Islands, or Guam. The Kansas Insured Fund may also only invest up to 15% of its total assets in Kansas Municipal Securities rated Aaa or AAA that are entitled to the benefit of an escrow or trust account which contains securities issued or guaranteed by the U.S. Government or U.S. Government agencies and backed by the full faith and credit of the U.S. sufficient in amount to ensure the payment of interest and principal on the original interest payment and maturity dates ("collateralized obligations"). Such collateralized obligations generally will not be insured and will include, but are not limited to, Kansas Municipal Securities that have been (1) advance refunded where the proceeds of the refunding have been used to purchase U.S. Government or U.S. Government agency securities that are placed in escrow and whose interest or maturing principal payments, or both, are sufficient to cover the remaining scheduled debt service on the Kansas Municipal Securities, or (2) issued under state or local housing finance programs which use the issuance proceeds to fund mortgages that are then exchanged for U.S. Government or U.S. Government agency securities and deposited with a trustee as security for the Kansas Municipal Securities. Such collateralized obligations are normally regarded as having the credit characteristics of the underlying U.S. Government or U.S. Government agency securities.

Bond Insurance for the Kansas Insured Fund

Each insured Kansas Municipal Security in which the Kansas Insured Fund will invest will be covered by Original Issue Insurance or Secondary Market Insurance (each as described below). In any event, the Kansas Insured Fund will invest in Kansas Municipal Securities insured by insurers having: (i) total admitted assets of at least $75 million; (ii) capital and surplus of at least $50 million; and (iii) claims-paying ability ratings of "A" or better by independent rating agencies such as Moody's or S&P. There is no limitation on the percentage of the Kansas Insured Fund's assets that may be invested in Kansas Municipal Securities insured by any given insurer. The value of an obligation will be affected by the credit standing of its insurer.

Original Issue Insurance

Original Issue Insurance is purchased with respect to a particular issue of municipal obligations by the issuer thereof or a third party in conjunction with the original issuance of such municipal obligations. Under such insurance, the insurer unconditionally guarantees, to the holder of the municipal obligation, the timely payment of principal and interest on such obligation when and as such payments shall become due, but shall not be paid by the issuer, except that in the event of any acceleration of the due date of the principal by reason of mandatory or optional redemption (other than acceleration by reason of a mandatory sinking fund payment), default or otherwise, the payments guaranteed may be made in such amounts and at such times as payments of principal would have been due had there not been such acceleration. The insurer is responsible for such payments less any amounts received by the holder from any trustee for the municipal obligation issuers or from any other source. Original Issue Insurance does not guarantee payment on an accelerated basis, the payment of any redemption premium (except with respect to certain premium payments in the case of certain small issue industrial development and pollution control municipal obligations), the value of the shares of a Fund, or the market value of municipal obligations or payments of any tender purchase price upon the tender of the municipal obligations. Original Issue Insurance also does not insure against nonpayment of principal of or interest on municipal obligations resulting from the insolvency, negligence, or any other act or omission of the trustee or other paying agent for such obligations.

In the event that interest on or principal of a Kansas Municipal Security covered by insurance is due for payment but is unpaid by reason of nonpayment by the issuer thereof, the applicable insurer will make payments to its fiscal agent (the "Fiscal Agent") equal to such unpaid amounts or principal and interest not later than one business day after the insurer has been notified that such nonpayment has occurred (but not earlier than the date such payment is due). The Fiscal Agent will disburse to the Kansas Insured Fund the amount of principal and interest which is then due for payment but is unpaid upon receipt by the Fiscal Agent of (i) evidence of the Kansas Insured Fund's right to receive payment of such principal and interest and (ii) evidence, including any appropriate instruments of assignment, that all of the rights of payment of such principal or interest then due for payment shall thereupon vest in the insurer. Upon payment by the insurer of any principal or interest payments with respect to any Kansas Municipal Securities, the insurer shall succeed to the rights of the Kansas Insured Fund with respect to such payment.

Original Issue Insurance remains in effect as long as the Kansas Municipal Securities covered thereby remain outstanding and the insurer remains in business, regardless of whether the Kansas Insured Fund ultimately disposes of such Kansas Municipal Securities. Consequently, Original Issue Insurance may be considered to represent an element of market value with respect to the Kansas Municipal Securities so insured, but the exact effect, if any, of this insurance on such market value cannot be estimated.

Secondary Market Insurance

Subsequent to the time of original issuance of a Kansas Municipal Security, the Kansas Insured Fund or a third party may, upon the payment of a single premium, purchase insurance on such Kansas Municipal Security. Secondary Market Insurance generally provides the same type of coverage as is provided by Original Issue Insurance and, as is the case with Original Issue Insurance, Secondary Market Insurance remains in effect as long as the Kansas Municipal Securities covered thereby remain outstanding and the insurer remains in business, regardless of whether the Kansas Insured Fund ultimately disposes of such Kansas Municipal Securities.

Maine Municipal Fund

It is a fundamental policy of the Maine Municipal Fund (the "Maine Fund" or a "Fund") that, under normal market circumstances, at least 80% of such Fund's assets (including any borrowings for investment purposes) will be invested in "Maine Municipal Securities" which generate income that is exempt (in the opinion of bond counsel) from both federal income tax and Maine income tax. The Maine Fund may, however, invest up to 20% of its total assets in securities, the interest income on which is subject to federal income tax and Maine income tax.

"Maine Municipal Securities" refers to debt obligations of Maine, its political subdivisions, municipalities, and authorities the interest payable on which is (in the opinion of bond counsel to the issuer) exempt from federal income taxation and Maine income taxation. Maine Municipal Securities generally include debt obligations of the State of Maine, its political subdivisions, municipalities, agencies and authorities, and certain industrial development and other revenue bonds, short-term municipal notes, municipal leases, and commercial paper issued by such entities. Maine Municipal Securities may also include obligations of the Commonwealth of Puerto Rico, the U.S. Virgin Islands, and Guam, the interest payable on which is (in the opinion of bond counsel to the issuer) exempt from federal income taxation. The Maine Fund will not invest more than 30% of its total assets in Maine Municipal Securities which are obligations of the Commonwealth of Puerto Rico, the U.S. Virgin Islands, or Guam.

Nebraska Municipal Fund

It is a fundamental policy of the Nebraska Municipal Fund (the "Nebraska Fund" or a "Fund") that, under normal circumstances, at least 80% of the Nebraska Fund's assets (including any borrowings for investment purposes) will be invested in "Nebraska Municipal Securities" which generate income that is exempt (in the opinion of bond counsel) from both federal income tax and Nebraska income tax. The Fund may, however, invest up to 20% of its total assets in securities, the interest income on which is subject to federal income tax and Nebraska income tax.

"Nebraska Municipal Securities" refers to debt obligations, the interest payable on which is (in the opinion of bond counsel to the issuer) exempt from both federal income taxation and Nebraska income taxation. Nebraska Municipal Securities generally include debt obligations of the State of Nebraska, its political subdivisions, municipalities, agencies and authorities, and certain industrial development and other revenue bonds, short-term municipal notes, municipal leases, and tax-exempt commercial paper issued by such entities. Nebraska Municipal Securities also include obligations of the Commonwealth of Puerto Rico, the U.S. Virgin Islands, and Guam, the interest on which is (in the opinion of bond counsel to the issuer) exempt from federal income taxation. The Fund will not invest more than 15% of its total assets in Nebraska Municipal Securities that are obligations of the Commonwealth of Puerto Rico, the U.S. Virgin Islands, or Guam.

New Hampshire Municipal Fund

It is a fundamental policy of the New Hampshire Municipal Fund (the "New Hampshire Fund" or a "Fund") that, under normal market circumstances, at least 80% of the New Hampshire Fund's assets (including any borrowings for investment purposes) will be invested in "New Hampshire Municipal Securities" which generate income that is exempt (in the opinion of bond counsel) from both federal income tax and the state's income tax, which refers to the interest and dividends tax of such state. The Fund may, however, invest up to 20% of its total assets in securities, the interest income on which is subject to federal income tax and New Hampshire interest and dividends tax.

"New Hampshire Municipal Securities" refers to debt obligations of New Hampshire, its political subdivisions, municipalities, and authorities the interest payable on which is (in the opinion of bond counsel to the issuer) exempt from federal income taxation and New Hampshire interest and dividends taxation. New Hampshire Municipal Securities generally include debt obligations of the State of New Hampshire, its political subdivisions, municipalities, agencies and authorities, and certain industrial development and other revenue bonds, short-term municipal notes, municipal leases, and commercial paper issued by such entities. New Hampshire Municipal Securities may also include obligations of the Commonwealth of Puerto Rico, the U.S. Virgin Islands, and Guam, the interest payable on which is (in the opinion of bond counsel to the issuer) exempt from federal income taxation. The Fund will not invest more than 30% of its total assets in New Hampshire Municipal Securities which are obligations of the Commonwealth of Puerto Rico, the U.S. Virgin Islands, or Guam.

Oklahoma Municipal Fund

It is a fundamental policy of the Oklahoma Municipal Fund (the "Oklahoma Fund" or a "Fund") that, under normal market circumstances, at least 80% of the Oklahoma Fund's assets (including any borrowings for investment purposes) will be invested in "Oklahoma Municipal Securities" which generate income that is exempt (in the opinion of bond counsel) from both federal income tax and Oklahoma income tax. The Fund may, however, invest up to 20% of its total assets in securities, the interest income on which is subject to federal income tax and Oklahoma income tax.

"Oklahoma Municipal Securities" refers to debt obligations of Oklahoma, its political subdivisions, municipalities, and authorities the interest payable on which is (in the opinion of bond counsel to the issuer) exempt from federal income taxation and Oklahoma income taxation. Oklahoma Municipal Securities generally include debt obligations of the State of Oklahoma, its political subdivisions, municipalities, agencies and authorities, and certain industrial development and other revenue bonds, short-term municipal notes, municipal leases, and commercial paper issued by such entities. Oklahoma Municipal Securities may also include obligations of the Commonwealth of Puerto Rico, the U.S. Virgin Islands, and Guam, the interest payable on which is (in the opinion of bond counsel to the issuer) exempt from federal income taxation. The Fund will not invest more than 30% of its total assets in Oklahoma Municipal Securities which are obligations of the Commonwealth of Puerto Rico, the U.S. Virgin Islands, or Guam.

Securities Ratings Information

Each Fund's investments in debt securities are subject to credit risk relating to the financial condition of the issuers of the securities that the Fund holds. To limit credit risk, each Fund (other than the Kansas Insured Fund) invests primarily in municipal securities considered to be investment grade. Investment grade securities are rated in the top four long-term rating categories or the two highest short-term rating categories by a NRSRO or are unrated and determined by the Investment Adviser to be of comparable quality. The lowest ratings that are investment grade for corporate bonds, including convertible bonds, are Baa in the case of Moody's and BBB in the case of S&P. The Kansas Insured Fund invests primarily in insured municipal securities that are rated A or above by independent ratings agencies at the time of purchase. For more information on how the Kansas Insured Fund limits its credit risk, please refer to the section above titled "Bond Insurance for the Kansas Insured Fund."

Each Fund (other than the Kansas Insured Fund) may retain securities whose rating has been lowered below the lowest permissible rating category (or that are unrated and determined by the Investment Adviser to be of comparable quality to securities whose rating has been lowered below the lowest permissible rating category) if the Investment Adviser determines that retaining such security is in the best interests of the Fund. The Kansas Insured Fund may retain securities whose rating has been lowered below the permissible rating category if the Investment Adviser determines that retaining such security is in the best interests of such Fund. Because a downgrade often results in a reduction in the market price of the security, sale of a downgraded security may result in a loss.

Moody's, S&P, and other NRSROs are private services that provide ratings of the credit quality of debt obligations, including convertible securities. A description of the range of ratings assigned to various types of bonds and other securities by Moody's and S&P is included in Appendix B to this SAI. A Fund may use these ratings to determine whether to purchase, sell, or hold a security. Ratings are general and are not absolute standards of quality. Securities with the same maturity, interest rate, and rating may have different market prices. If an issue of securities ceases to be rated or if its rating is reduced after it is purchased by a Fund, the Investment Adviser will determine whether the Fund should continue to hold the obligation. To the extent that the ratings given by a NRSRO may change as a result of changes in such organizations or their rating systems, the Investment Adviser will attempt to substitute comparable ratings. Credit ratings attempt to evaluate the safety of principal and interest payments and do not evaluate the risks of fluctuations in market value. Also, rating agencies may fail to make timely changes in credit ratings. An issuer's current financial condition may be better or worse than a rating indicates. Finally, if two or more NRSROs rate a security differently, the Investment Adviser may rely on the higher rating.

Additional Risk Considerations

An investment in the Funds is subject to a number of risks, some of which have been described in the Prospectus under the Fund Summary for each Fund and the "Risks" section. See also "Investment Strategies and Risks" above for some of the risks associated with the Funds' investment policies. In addition to the foregoing, you should note that each Fund is a series of a registered investment company, the shares of which are being offered through the same Prospectus. Accordingly, one Fund could be liable for any misstatement, inaccuracy, or incomplete disclosure in the Prospectus concerning another Fund.

As described in the Prospectus, each of the Funds invests primarily in municipal securities from a specific state. Each Fund is therefore more susceptible to political, economic, legislative, or regulatory factors adversely affecting issuers of municipal securities in its state. Set forth in Appendix A are summaries of certain factors that bear upon the risk of investing in municipal securities issued by public authorities in the states of currently offered Funds. In addition, municipal securities include debt obligations of U.S. territories and possessions. Accordingly, the Funds may invest in municipal securities of U.S. territories and possessions (such as Puerto Rico, the U.S. Virgin Islands, and Guam) and will also be susceptible to factors affecting issuers of municipal securities in these U.S. territories and possessions. While the Kansas Fund, Kansas Insured Fund, and Nebraska Fund may invest up 15%, the Maine Fund, New Hampshire Fund, and Oklahoma Fund may invest up to 30%, of their respective total assets in these territorial municipals. Therefore, the Maine Fund, New Hampshire Fund and Oklahoma Fund are more susceptible to political, economic, legislative or regulatory factors affecting issuers of municipal securities in these U.S. territories and possessions, which may have a negative impact on the Fund's respective portfolio.

Fund Policies

For purposes of all investment policies of a Fund: (1) the references to the 1940 Act include the rules thereunder, interpretations of the SEC, and any exemptive order upon which the Fund may rely; and (2) the references to the Code include the rules thereunder, IRS interpretations, and any private letter ruling or similar authority upon which the Fund may rely. Except as required by the 1940 Act, the Code, or as otherwise noted below, if any percentage restriction on investment or utilization of assets is adhered to at the time an investment is made, a later change in percentage resulting from a change in the market values of a Fund's assets or purchases and redemptions of shares will not be considered a violation of the limitation.

A fundamental policy of a Fund and the Fund's investment objective cannot be changed without the affirmative vote of the lesser of: (1) 50% of the outstanding shares of the Fund; or (2) 67% of the shares of the Fund present or represented at a shareholders' meeting at which the holders of more than 50% of the outstanding shares of the Fund are present or represented. The Board may change a non-fundamental policy of a Fund without shareholder approval.

Kansas Fund, Kansas Insured Fund, Nebraska Fund, and Oklahoma Fund

Each of the above Funds, as a fundamental policy, may not, without the approval of a majority of the shares of that Fund:

(1)

borrow money, except from banks for temporary or emergency (not leveraging) purposes and then in an amount not exceeding 10% of the value of the Fund's total assets (including the amount borrowed). Each Fund will not borrow for leveraging purposes and securities will not be purchased while borrowings are outstanding. Interest paid on any money borrowed will reduce the Fund's net income.

(2)

pledge, hypothecate, mortgage or otherwise encumber its assets in excess of 10% of the value of its total assets (taken at the lower of cost or current value) and then only to secure borrowings for temporary or emergency purposes.

(3)

purchase securities on margin, except such short-term credits as may be necessary for the clearance of purchases and sales of securities. The deposit of initial or maintenance margin by the Fund in connection with financial futures contracts and related options transactions, including municipal bond index futures contracts or related options transactions, is not considered the purchase of a security on margin.

(4)	make short sales of securities or maintain a short position for the account of the Fund including any short sales "against the box."

(5)

underwrite the securities of other issuers, except to the extent that in connection with the disposition of its portfolio investments, it may be deemed to be an underwriter under federal securities laws.

(6)	purchase or sell real estate, but this shall not prevent the Fund from investing in securities which are secured by real estate or interest therein.

(7)

purchase or sell commodities or commodity contracts except to the extent the futures contracts and options on futures contracts a Fund may trade in are considered to be commodities or commodities contracts.

(8)

with respect to the Kansas Fund and Kansas Insured Fund, make loans to others except through the purchase of qualified debt obligations and the entry into repurchase agreements referred to in the Prospectus. With respect to the Nebraska Fund and Oklahoma Fund, make loans to others except through the purchase of qualified debt obligations and the entry into repurchase agreements.

(9)

with respect to the Kansas Fund and Kansas Insured Fund, invest more than 25% of its total assets in the securities of issuers in any single industry; provided that there shall be no such limitation on the purchase of securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. With respect to the Nebraska Fund and Oklahoma Fund, invest more than 25% of its assets in the securities of issuers in any single industry; provided that there shall be no such limitation on the purchase of securities issued or guaranteed by the U.S. Government, its agencies, or instrumentalities or by the state after which the Fund was named or their political subdivisions, municipalities, agencies and authorities.

(Each Fund may, from time to time, invest more than 25% of its assets in a particular segment of the municipal bond market; however, the Fund will not invest more than 25% of its assets in industrial development bonds in a single industry.)

(10)

invest in securities of any issuer if, to the knowledge of the Fund, officers and Trustees of the Fund or officers and directors of the Investment Adviser who beneficially own more than 1/2 of 1% of the securities of that issuer together own more than 5%.

(11)	purchase securities restricted as to resale, if, as a result, such investment would exceed 5% of the value of such Fund's net assets.

(12)

invest in (a) securities which at the time of such investment are not readily marketable, including participation interests in municipal leases, (b) securities the disposition of which is restricted under federal securities laws (as described in fundamental restriction (11) above) and (c) repurchase agreements maturing in more than seven days, if, as a result, more than 10% (15% in the case of the Nebraska Fund) of such Fund's net assets (taken at current value) would be invested in securities described in (a), (b) and (c) above.

(13)

with respect to the Kansas Insured Fund, issue senior securities, except as described in paragraph 4 above. With respect to the Nebraska Fund, issue senior securities, except that the Fund may borrow money (as described in fundamental restriction (1) above).

(14)

with respect to the Oklahoma Fund and Kansas Fund, invest more than 5% of its total assets in securities of any one issuer, except that this limitation shall not apply to securities of the U.S. Government, its agencies and instrumentalities and except that with respect to a maximum of 50% of the Fund's total assets, the Fund may invest up to 25% of its total assets in securities of any one issuer.

Except for restriction (1), if the percentage restrictions described above are satisfied at the time of the investment, a Fund will be considered to have abided by those restrictions even if, at a later time, a change in values or net assets causes an increase or decrease in percentage beyond that allowed. However, with respect to the Oklahoma Fund, restrictions (1) and (12) may not be exceeded at any time.

The following are non-fundamental investment restrictions of each Fund and may be changed by the Board of Trustees without shareholder approval.

Each Fund:

(1)

may invest in other investment companies to the extent permitted by federal law, including the 1940 Act and any rules promulgated thereunder and any such exemptions granted to the Funds by the SEC; and

(2)	will not buy or sell oil, gas or other mineral leases, rights or royalty contracts.

An advisory fee will be charged for assets invested in securities of other investment companies. Any investment by a Fund in securities issued by other investment companies will result in duplication of certain expenses.

Maine Fund and New Hampshire Fund

Each Fund, as a fundamental policy, without the approval of a majority of the shares of that Fund:

(1)

will not borrow money, except for temporary or emergency purposes (including the meeting of redemption requests) and except for entering into reverse repurchase agreements and provided that borrowings do not exceed 33 1/3% of the Fund's net assets.

(2)

will not act as an underwriter of securities of other issuers, except to the extent that in connection with the disposition of portfolio securities, the Fund may be deemed to be an underwriter under federal securities laws.

(3)

will not make loans to other persons except for loans of portfolio securities and except through the use of repurchase agreements and through the purchase of commercial paper or debt securities which are otherwise permissible investments.

(4)

will not purchase or sell real estate or any interest therein, except that the Fund may invest in securities secured by real estate or interests therein or issued by companies that invest in real estate or interests therein.

(5)

will not purchase or sell physical commodities or contracts relating to physical commodities, except that options, futures contracts, currencies and currency-related contracts which are otherwise permissible investments will not be deemed to be physical commodities.

(6)

will not issue senior securities except pursuant to Section 18 of the 1940 Act and except that the Fund may borrow money as permitted under its investment restrictions and provided the Fund may issue additional series or classes that the Board may establish.

(7)

will not purchase securities, other than securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and municipal securities, if, immediately after each purchase, more than 25% of the Fund's total assets taken at market value would be invested in securities of issuers conducting their principal business activity in the same industry. For this purpose, consumer finance companies, industrial finance companies and gas, electric, water and telephone utility companies are each considered to be separate industries.

~~(8)~~	~~may lend portfolio securities in an amount up to 10% of their respective total assets to brokers, dealers and other financial institutions.~~

(Each Fund may, from time to time, invest more than 25% of its assets in a particular segment of the municipal bond market; however, the Fund will not invest more than 25% of its assets in industrial development bonds in a single industry.)

The following are non-fundamental investment restrictions of each Fund and may be changed by the Board of Trustees without shareholder approval. As non-fundamental investment policies, each Fund may not:

(1)

pledge, mortgage, or hypothecate its assets, except to secure permitted indebtedness. The deposit in escrow of securities in connection with the writing of put and call options, collateralized loans of securities, and collateral arrangements with respect to margin for futures contracts are not deemed to be pledges or hypothecations for this purpose.

(2)

purchase securities on margin, or make short sales of securities, except for the use of short-term credit necessary for the clearance of purchases and sales of portfolio securities and the Fund may make margin deposits in connection with permitted transactions in options, futures contracts and options on futures contracts.

(3)

purchase securities for investment while any borrowing equaling 10% or more of the Fund's total assets is outstanding or borrow for purposes other than meeting redemptions in an amount exceeding 10% of the value of the Fund's total assets.

(4)	acquire securities or invest in repurchase agreements with respect to any securities if, as a result, more than:

(a)

15% of the Fund's net assets (taken at current value) would be invested in repurchase agreements not entitling the holder to payment of principal within seven days and in securities which are not readily marketable, including securities that are illiquid by virtue of restrictions on the sale of such securities to the public without registration under the 1933 Act ("Restricted Securities"); or

	(b)	10% of the Fund's total assets would be invested in Restricted Securities.

Further, as a non-fundamental investment policy, each Fund may invest in other investment companies to the extent permitted by federal law, including the 1940 Act and any rules promulgated thereunder and any such exemptions granted to the Funds by the SEC.

Temporary Defensive Positions

Each Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund's principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions. Each Fund may therefore invest up to 100% of its assets in money market mutual funds and short-term high quality taxable fixed income securities or hold up to 100% of its assets in cash during periods of abnormal market conditions. In addition, pending the investment in municipal securities or to avoid liquidating portfolio securities to meet shareholder redemptions, each Fund may invest up to 20% of its assets in money market mutual funds and taxable fixed income securities or cash. The taxable obligations or securities a Fund may purchase for temporary liquidity purposes or temporary defensive purposes include: obligations of the U.S. government, its agencies or instrumentalities; debt securities rated within the three highest grades by independent rating agencies; commercial paper; certificates of deposit; time deposits; bankers' acceptances; repurchase agreements; obligations of the relevant state with respect to these investments; and money market mutual funds. During these periods, a Fund may not be able to achieve its investment objective.

Portfolio Turnover

Portfolio transactions will be undertaken principally to accomplish a Fund's objective in relation to anticipated movements in the general level of interest rates, but a Fund may also engage in short-term trading consistent with its objective. Securities may be sold in anticipation of a market decline (a rise in interest rates) or purchased in anticipation of a market rise (a decline in interest rates) and later sold. In addition, a security may be sold and another purchased at approximately the same time to take advantage of what the Investment Adviser believes to be a temporary disparity in the normal yield relationship between the two securities. Yield disparities may occur for reasons not directly related to the investment quality of particular issues or the general movement of interest rates, due to such factors as changes in the overall demand for or supply of various types of municipal securities or changes in the investment objectives of investors.

Each Fund's investment policies may lead to frequent changes in investments, particularly in periods of rapidly fluctuating interest rates. A change in securities held by a Fund is known as "portfolio turnover" and may involve the payment by the Fund of dealer mark-ups or underwriting commissions and other transaction costs, on the sale of securities, including municipal securities, as well as on the reinvestment of the proceeds in other securities. Each Fund anticipates that its annual portfolio turnover rate will not exceed 75%. Portfolio turnover rate for a fiscal year is the ratio of the lesser of the dollar amount of the purchases or sales of portfolio securities to the monthly average of the value of portfolio securities excluding securities whose maturities at acquisition were one year or less. Each Fund's portfolio turnover rate will not be a limiting factor when the Fund deems it desirable to sell or purchase securities. Frequent changes in a Fund's portfolio securities may result in higher transaction costs for the Fund.

Disclosure of Portfolio Holdings

The Funds' Board of Trustees has adopted Portfolio Holdings Disclosure Policies and Procedures (the "Policy") to protect the interests of Fund shareholders and to address potential conflicts of interests that could arise between the interests of Fund shareholders and the interests of the Investment Adviser, the Funds' principal underwriters, or affiliated persons of the Funds, investment advisers, or principal underwriters.

The Policy is intended to prevent the misuse of material non-public information regarding the portfolio holdings of the Fund ("Holdings Information"). Holdings Information will be disclosed to select third parties only when the Funds have a legitimate business purpose for doing so and the Recipients (as defined below) are subject to a duty of confidentiality (including a duty not to trade based on the non-public information). Under the Policy, the receipt of compensation by a Fund, the Investment Adviser, or an affiliate as consideration for disclosing Holdings Information will not be deemed a legitimate business purpose. Recipients will receive Holdings Information only after furnishing written assurances to the Investment Adviser and/or the Funds that the Holdings Information will remain confidential, and Recipients and persons with access to the Holdings Information will be prohibited from trading based on the information. In all instances, Holdings Information will be disclosed only when consistent with the antifraud provisions of the federal securities laws and the Investment Adviser's fiduciary duties and the Investment Adviser's and Fund's obligations to prevent the misuse of material, non-public information.

Pursuant to the Policy, the Funds, the Investment Adviser, and their agents are obligated to:

•	act in the best interests of Fund shareholders by protecting non-public and potentially material portfolio holdings information;

•	ensure that Holdings Information is not provided to a favored group of clients or potential clients; and

•	adopt such safeguards and controls around the release of Holdings Information so that no client or group of clients is unfairly disadvantaged as a result of such release.

The following policies and procedures will apply to the disclosure of listings of portfolio holdings for ~~one or more of~~ the Funds ~~by the Investment Adviser and the Funds~~:

Internet Site and Quarterly Advertisements

The Funds currently post the top ten holdings for each Fund on the Internet at www.integrityvikingfunds.com. This Holdings Information is updated daily. The Funds also advertise the top ten holdings quarterly through printed material, which is also posted on the Internet site. This printed material is updated as of the end of the calendar quarter and is available within fifteen days of each quarter end. The Holdings Information posted on the Internet and listed in the printed advertisement material may list the securities in numeric order, beginning with the security constituting the largest percentage held by the Fund and (1) may include the name of the security, the CUSIP, SEDOL, and/or ticker symbol, the number of shares held by the Fund, the percentage weight of such security within the Fund, and the cumulative percentage weight of each additional security in the Fund listed and (2) will contain appropriate disclaimers. The Investment Adviser will seek to post the Holdings Information on its public Internet site in a format that cannot be easily modified by viewers.

SEC Filings

The Funds must disclose their complete portfolio holdings quarterly to the SEC using Form N-Q within 60 days of the end of the first and third quarter end of the Funds' fiscal year and the Form N-CSR for the second and fourth quarter of the Funds' fiscal year. The Form N-Q report is not required to be mailed to shareholders, but is available to the public through the SEC electronic filings.

Other Disclosures

The Investment Adviser and the Funds currently do not disclose Holdings Information except as noted above. Each of the Investment Adviser's officers ("Designated Persons") may authorize providing non-public Holdings Information of the Funds that is current as of one business day after the month-end to only those financial advisers, registered accountholders, authorized consultants, authorized custodians, or third-party data service providers (each a "Recipient") who (1) specifically request the more current non-public Holdings Information for a legitimate business purpose which is not inconsistent with the Funds' legitimate business purpose, and (2) execute a Use and Nondisclosure Agreement (each a "Nondisclosure Agreement"), and abide by its trading restrictions. The disclosure may include additional information; however, any such additional information provided to a Recipient shall not include any material information about the Funds' trading strategies or pending transactions. No non-public Holdings Information will be released as described in this paragraph unless an executed Nondisclosure Agreement has been received by the Fund(s).

Designated Persons may approve the distribution in an electronic format of Holdings Information posted on the public website of the Funds to Recipients and rating agencies upon request and such Recipients and rating agencies will not be required to execute a Nondisclosure Agreement.

Occasions may arise where a Designated Person, the Investment Adviser, the Funds, or an affiliate may have a conflict of interest in connection with a Recipient's request for disclosure of non-public Holdings Information. In order to protect the interests of shareholders and the Funds and to ensure no adverse effect on the shareholders or the Funds, in the limited instances where a Designated Person is considering releasing non-public Holdings Information, the Designated Person will disclose the conflict to the Chief Compliance Officer of the Trust ("CCO"). If the CCO determines, to the best of his knowledge following appropriate due diligence, that the disclosure of non-public Holdings Information would be in the best interests of shareholders and the Funds, and will not adversely affect the shareholders or the Funds, the CCO may approve the disclosure. The CCO will document in writing any such exception (which identifies the legitimate business purpose for the disclosure) and will provide a report to the Board of the Fund for its review at a subsequent Board meeting. Any such exceptions log shall be retained in the Fund's records.

The Funds and the Investment Adviser will not enter into any arrangement providing for the disclosure of Holdings Information for the receipt of compensation or benefit of any kind in return for the disclosure of the Holdings Information.

MANAGEMENT OF THE FUNDS

The Board of Integrity Managed Portfolios consists of four Trustees. These same individuals, unless otherwise noted, also serve as Directors or Trustees for ~~all of the funds in the~~ Integrity ~~family of~~ Fund of F~~f~~unds, Inc., ~~the six series of Integrity Managed Portfolios, and~~ the three series of The Integrity Funds, and the four series of Viking Mutual Funds. Three Trustees (75% of the total) have no affiliation or business connection with the Investment Adviser or any of its affiliates. These are the "Independent" Trustees. The remaining Trustee is "interested" as described below.

Each Trustee serves the Funds until their termination; or until such individual's retirement, resignation, or death; or otherwise as specified in the Fund's organizational documents. Each Officer serves an annual term. The tables that follow show information for each Trustee and Executive Officer of the Funds.

~~The Independent Trustees of the Fund, their term of office and length of time served, their principal occupation(s) during the past five years, the number of portfolios overseen in the Fund Complex by each Independent Trustee, and other directorships, if any, held outside the Fund Complex, are shown below.~~

Note: For purposes of this section, the term "Fund Complex" refers to the six series of Integrity Managed Portfolios, the three series of The Integrity Funds, Integrity Fund of Funds, Inc., and the four series of Viking Mutual Funds.

Independent Trustees

~~NAME, ADDRESS, AND AGE~~	~~POSITION(S) HELD WITH REGISTRANT~~	~~TERM AND LENGTH SERVED~~	~~NUMBER OF PORTFOLIOS OVERSEEN IN THE FUND COMPLEX(1)~~	~~PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS~~	~~OTHER DIRECTORSHIPS HELD OUTSIDE THE FUND COMPLEX~~
~~Jerry M. Stai 2405 11th Ave. NW Minot, ND 58703 56~~	~~Trustee~~	~~Indefinite Since January 2006~~	~~12~~

~~Faculty, Embry-Riddle University (Aug. 2000 to Sept. 2005); Faculty, Park University (Aug. 2005 to Dec. 2005); Non-Profit Specialist, Bremer Bank (since July 2005); Faculty, Minot State University (since Aug. 2000); Director, ND Tax-Free Fund, Inc., Montana Tax-Free Fund, Inc., Integrity Fund of Funds, Inc. (since Jan. 2006); Trustee, The Integrity Funds (since Jan. 2006).~~

~~Marycrest Franciscan Development, Inc.~~
 ~~Orlin W. Backes 948 13th Ave. SW Minot, ND 58701 73~~	 ~~Trustee~~	 ~~Indefinite Since January 1996~~	 ~~12~~

~~Attorney, McGee, Hankla, Backes & Dobrovolny, P.C.; Director, South Dakota Tax-Free Fund, Inc. (April 1995 to June 2004), ND Tax-Free Fund, Inc., Montana Tax-Free Fund, Inc., and Integrity Fund of Funds, Inc. (since April 1995); Trustee, The Integrity Funds (since June 2003).~~

 ~~First Western Bank & Trust~~
 ~~R. James Maxson 1 N. Main St. Minot, ND 58703 60~~	 ~~Trustee~~	 ~~Indefinite Since January 1999~~	 ~~12~~

~~Attorney, Maxson Law Office (since Nov. 2002); Director, South Dakota Tax-Free Fund, Inc. (Jan. 1999 to June 2004), Integrity Fund of Funds, Inc., ND Tax-Free Fund, Inc. and Montana Tax-Free Fund, Inc. (since Jan. 1999); and Trustee, The Integrity Funds (since June 2003).~~

 ~~Vincent United Methodist Foundation Minot Area Development Corporation~~

Name Address Date of Birth Position with Trust Date Service Began Number of Funds Overseen by Trustee in Complex	Principal Occupations for Past Five Years and Other Directorships Held

Jerry M. Stai 2405 11th Ave NW Minot, ND 58703 Birth date: March 31, 1952 Trustee Began serving Trust: January 2006 14 Funds overseen

Principal occupation(s): Faculty: Embry-Riddle University (2000 to 2005), Park University (2000 to 2005), Minot State University (1999 to present); Non-Profit Specialist: Bremer Bank (2006 to present); Director/Trustee: ND Tax-Free Fund, Inc. and Montana Tax-Free Fund, Inc. (2006 to 2009), Integrity Fund of Funds, Inc., The Integrity Funds, Integrity Managed Portfolios (2006 to present), and Viking Mutual Funds (2009 to present)

Other Directorships Held: Marycrest Franciscan Development, Inc.

Orlin W. Backes 948 13th Ave SW Minot, ND 58701 Birth date: May 11, 1935 Trustee Began serving Trust: January 1996 14 Funds overseen

Principal occupation(s): Attorney: McGee, Hankla, Backes & Dobrovolny, P.C. (1963 to present); Director/Trustee: South Dakota Tax-Free Fund, Inc. (1995 to 2004), ND Tax-Free Fund, Inc. and Montana Tax-Free Fund, Inc. (1995 to 2009), Integrity Fund of Funds, Inc. (1995 to present), Integrity Managed Portfolios (1996 to present), The Integrity Funds (2003 to present), and Viking Mutual Funds (2009 to present

Other Directorships Held: First Western Bank & Trust

R. James Maxson 1 North Main Street Minot, ND 58703 Birth date: December 12, 1947 Trustee Began serving Trust: January 1999 14 Funds overseen

Principal occupation(s): Attorney: Maxson Law Office (2002 to present); Vice President: Minot Area Development Corporation (2008 to present); Director/Trustee: South Dakota Tax-Free Fund, Inc. (1999 to 2004), ND Tax-Free Fund, Inc. and Montana Tax-Free Fund, Inc. (1999 to 2009), Integrity Fund of Funds, Inc., Integrity Managed Portfolios (1999 to present), The Integrity Funds (2003 to present), and Viking Mutual Funds (2009 to present)

Other Directorships Held: Vincent United Methodist Foundation, Minot Area Development Corporation, Peoples State Bank of Velva

~~(1)The Fund Complex consists of the three incorporated funds in the Integrity family of funds, the six series of Integrity Managed Portfolios, and the three series of The Integrity Funds.~~

~~Trustees and Officers of the Fund serve until their resignation, removal, or retirement.~~

~~The Interested Trustee and Officers of the Fund, their term of office and length of time served, their principal occupation(s) during the past five years, the number of portfolios overseen in the Fund Complex by the Interested Trustee, and other directorships, if any, held outside the Fund Complex, are shown below.~~

Interested Trustee ~~and Officer~~

~~NAME, ADDRESS, AND AGE~~	~~POSITION(S) HELD WITH REGISTRANT~~	~~TERM AND LENGTH SERVED~~	~~NUMBER OF PORTFOLIOS OVERSEEN IN THE FUND COMPLEX(1)~~	~~PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS~~	~~OTHER DIRECTORSHIPS HELD OUTSIDE THE FUND COMPLEX~~
~~Robert E. Walstad(2),(3) 1 N. Main St. Minot, ND 58703 64~~	~~Trustee, Chairman, and Interim President~~	~~Indefinite Since January 1996(3)~~	~~12~~

~~Director (Sept. 1987 to Feb. 2007), CEO (Sept. 2001 to Feb. 2007), Integrity Mutual Funds, Inc.; Director, President and Treasurer (Aug. 1988 to Feb. 2007), Integrity Money Management, Inc.; Director, President and Treasurer (Aug. 1988 to Sept. 2004), ND Capital, Inc.; Director, President and Treasurer (May 1989 to Feb. 2007), Integrity Fund Services, Inc.; Director, President, CEO, and Treasurer (Jan. 1996 to Aug. 2003), Integrity Funds Distributor, Inc.; Director, CEO, Chairman (Jan. 2002 to Feb. 2007) and President (Sept. 2002 to Dec. 2004), Capital Financial Services, Inc.; Director and President (April 1994 to June 2004) South Dakota Tax-Free Fund, Inc.; President (Jan. 1996 to July 2007) and Interim President (since March 2008) Integrity Managed Portfolios, (May 2003 to July 2007) and (since March 2008) The Integrity Funds, (Jan. 1995 to July 2007) and (since March 2008) Integrity Fund of Funds, Inc., (Jan. 1989 to July 2007) and (since March 2008) ND Tax-Free Fund, Inc., (Aug. 1993 to July 2007) and (since March 2008) Montana Tax-Free Fund, Inc.; Director and Chairman, Montana Tax-Free Fund, Inc. (since May 1993), Integrity Fund of Funds, Inc. (since Aug. 1994), and ND Tax-Free Fund, Inc. (since Oct. 1988); Trustee, Chairman (since Jan. 1996) and Treasurer (Jan. 1996 to May 2004), Integrity Managed Portfolios; Trustee and Chairman (since June 2003), The Integrity Funds.~~

~~Minot Park Board~~

Name Address Date of Birth Position with Trust Date Service Began Number of Funds Overseen by Trustee in Complex	Principal Occupations for Past Five Years and Other Directorships Held

Robert E. Walstad(1) 1 North Main Street Minot, ND 58703 Birth date: August 16, 1944 Trustee and Chairman Began serving Trust: January 1996 (Trustee) 14 Funds overseen

Principal occupation(s): Governor (2009 to present): Corridor Investors, LLC; Director (1987 to 2007) and CEO (2001 to 2007): Integrity Mutual Funds, Inc.; Director, President, and Treasurer (1988 to 2007): Integrity Money Management, Inc.; Director, President, and Treasurer (1988 to 2004): ND Capital, Inc.; Director, President, and Treasurer (1989 to 2007): Integrity Fund Services, Inc.; Director, CEO, Chairman (2002 to 2007), and President (2002 to 2004): Capital Financial Services, Inc.; Director and President (1994 to 2004): South Dakota Tax-Free Fund, Inc.; President and Interim President: ND Tax-Free Fund, Inc. (1989 to 2007 and 2008 to 2009), Montana Tax-Free Fund, Inc. (1993 to 2007 and 2008 to 2009), Integrity Managed Portfolios (1996 to 2007 and 2008 to 2009), The Integrity Funds (2003 to 2007 and 2008 to 2009), and Integrity Fund of Funds, Inc. (1995 to 2007 and 2008 to 2009); Director and Chairman: Montana Tax-Free Fund, Inc. (1993 to 2009), ND Tax-Free Fund, Inc. (1988 to 2009), and Integrity Fund of Funds, Inc. (1994 to present); Trustee, Chairman (1996 to present), and Treasurer (1996 to 2004): Integrity Managed Portfolios; Trustee and Chairman: The Integrity Funds (2003 to present) and Viking Mutual Funds (2009 to present)

Other Directorships Held: Minot Park Board

Officers

Name Address Date of Birth Position with Trust Date Service Began	Principal Occupations for Past Five Years and Other Directorships Held

Shannon D. Radke(2) 1 North Main Street Minot, ND 58703 Birth date: September 7, 1966 President Began serving Trust: August 2009

Principal occupation(s): Governor, CEO, and President (2009 to present): Corridor Investors, LLC; Governor and President (1998 to present): Viking Fund Management, LLC; Director and President (2009 to present): Integrity Fund Services, Inc. and Integrity Funds Distributor, Inc.; President (1999 to 2009): Viking Fund Distributors, LLC; Treasurer, Trustee (1999 to 2009), and President (1999 to present): Viking Mutual Funds; President (2009 to present): Integrity Fund of Funds, Inc., The Integrity Funds, and Integrity Managed Portfolios

Other Directorships Held: Not applicable

Peter A. Quist(2) 1 North Main Street Minot, ND 58703 Birth date: February 23, 1934 Vice President Began serving Trust: January 1996

Principal occupation(s): Governor (2009 to present): Corridor Investors, LLC; Attorney; Vice President and Director (1988 to 2009): Integrity Mutual Funds, Inc.; Director, Vice President, and Secretary: ND Capital, Inc. (1988 to 2006), Integrity Money Management, Inc. (1988 to 2009), Integrity Fund Services, Inc. (1989 to 2009), and Integrity Funds Distributor, Inc. (1996 to 2009); Director, Vice President, and Secretary: South Dakota Tax-Free Fund, Inc. (1994 to 2004), ND Tax-Free Fund, Inc. (1988 to 2009), and Montana Tax-Free Fund, Inc. (1993 to 2009); Director (1994 to 2009), Secretary (1994 to 2009), and Vice President (1994 to present): Integrity Fund of Funds, Inc.; Secretary (1996 to 2009) and Vice President (1996 to present): Integrity Managed Portfolios; Secretary (2003 to 2009) and Vice President (2003 to present): The Integrity Funds; Vice President (2009 to present): Viking Mutual Funds

Other Directorships Held: Not applicable

Adam C. Forthun(2) 1 North Main Street Minot, ND 58703 Birth date: June 30, 1976 Treasurer Began serving Trust: May 2008

Principal occupation(s): Fund Accountant (2003 to 2005), Fund Accounting Supervisor (2005 to 2008), Fund Accounting Manager (2008 to present): Integrity Fund Services, Inc.; Treasurer: ND Tax-Free Fund, Inc., Montana Tax-Free Fund, Inc. (2008 to 2009), Integrity Fund of Funds, Inc., Integrity Managed Portfolios, The Integrity Funds (2008 to present), and Viking Mutual Funds (2009 to present)

Other Directorships Held: Not applicable

Brent M. Wheeler(2) 1 North Main Street Minot, ND 58703 Birth date: Mutual Fund Chief Compliance Officer Began serving Trust: October 2005

Principal occupation(s): Fund Accounting Manager (1998 to 2005): Integrity Fund Services, Inc.; Treasurer (2004 to 2005): ND Tax-Free Fund, Inc., Montana Tax-Free Fund, Inc., Integrity Managed Portfolios, The Integrity Funds, and Integrity Fund of Funds, Inc.; Mutual Fund Chief Compliance Officer: ND Tax-Free Fund, Inc., Montana Tax-Free Fund, Inc. (2005 to 2009), Integrity Managed Portfolios, The Integrity Funds, Integrity Fund of Funds, Inc. (2005 to present), and Viking Mutual Funds (2009 to present)

Other Directorships Held: Not applicable

~~NAME, ADDRESS, AND AGE~~	~~POSITION(S) HELD WITH REGISTRANT~~	~~TERM AND LENGTH SERVED~~	~~NUMBER OF PORTFOLIOS OVERSEEN IN THE FUND COMPLEX(1)~~	~~PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS~~	~~OTHER DIRECTORSHIPS HELD OUTSIDE THE FUND COMPLEX~~
~~Peter A. Quist 1 N. Main St. Minot, ND 58703 74~~	~~Vice President, Secretary~~	~~Indefinite Since January 1996~~	~~3~~

~~Attorney; Director and Vice President (since May 1988), Integrity Mutual Funds, Inc.; Director, Vice President and Secretary, Integrity Money Management, Inc. (since Aug. 1988) ND Capital, Inc. (Aug. 1988 to Aug. 2006), Integrity Fund Services, Inc. (since May 1989), and Integrity Funds Distributor, Inc. (since Jan. 1996); Director, Vice President and Secretary, South Dakota Tax-Free Fund, Inc. (April 1994 to June 2004), Montana Tax-Free Fund, Inc. (since May 1993), Integrity Fund of Funds, Inc. (since Aug. 1994), and ND Tax-Free Fund, Inc. (since Oct. 1988); Vice President and Secretary, The Integrity Funds (since June 2003).~~

~~None~~
 ~~Adam C. Forthun 1 N. Main St. Minot, ND 58703 32~~	 ~~Treasurer~~	 ~~Indefinite Since May 2008~~	 ~~N/A~~

~~Fund Accountant (May 2003 to Oct. 2005), Fund Accounting Supervisor (Oct. 2005 to March 2008), Fund Accounting Manager (since March 2008), Integrity Fund Services, Inc.; Treasurer (since May 2008), Integrity Managed Portfolios, The Integrity Funds, ND Tax-Free Fund, Inc., Montana Tax-Free Fund, Inc., and Integrity Fund of Funds, Inc.~~

 ~~None~~
 ~~Brent M. Wheeler 1 N. Main St. Minot, ND 58703 38~~	 ~~Mutual Fund Chief Compliance Officer~~	 ~~Indefinite Since October 2005~~	 ~~N/A~~

~~Fund Accounting Manager (May 1998 to Oct. 2005), Integrity Fund Services, Inc.; Treasurer (May 2004 to Oct. 2005), Mutual Fund Chief Compliance Officer (since Oct. 2005), Integrity Managed Portfolios, The Integrity Funds, ND Tax-Free Fund, Inc., Montana Tax-Free Fund, Inc., and Integrity Fund of Funds, Inc.~~

 ~~None~~
~~(1)~~	~~The Fund Complex consists of the three incorporated funds in the Integrity family of funds, the six series of Integrity Managed Portfolios, and the three series of The Integrity Funds.~~

(1~~2~~)

Trustee who is an "interested person" of the Fund~~s~~ as defined in the 1940 Act. Mr. Walstad is an interested person by virtue of his ownership of a membership interest in Corridor Investors, LLC ("Corridor"), the parent company of Viking Management, Integrity Fund Services, Inc. and Integrity Funds Distributor, Inc. He is also a governor of Corridor.~~being an Officer of the Funds and a shareholder of Integrity Mutual Funds, Inc., the parent company of the Investment Adviser. In addition, from May 1988 until May 2008, a member of his immediate family was a director of Integrity Mutual Funds, Inc.~~

(2~~3~~)

Shannon D. Radke, Peter A. Quist, Adam C. Forthun, and Brent M. Wheeler each own membership interests in Corridor (the parent company of Viking Management, Integrity Fund Services, Inc., and Integrity Funds Distributor, Inc.). Mr. Radke and Mr. Quist are also governors of Corridor. In addition, Mr. Radke is an officer of Corridor, an officer and a governor of Viking Management, and an officer and a director of Integrity Fund Services, Inc. and Integrity Funds Distributor, Inc. ~~Mark R. Anderson was appointed President of the Funds, effective July 26, 2007. Effective February 29, 2008, he resigned as President of the Funds, and effective March 4, 2008, Mr. Walstad succeeded Mr. Anderson as Interim President of the Funds. Mr. Walstad is also a Trustee and Chairman of the Funds.~~

In summarizing the above information, Messrs. Walstad, Backes, Maxson, and Stai are Directors or Trustees, as the case may be, of ~~five~~ four open-end investment companies advised by the Investment Adviser (representing ~~twelve~~ 14 portfolios). Mr. ~~Quist~~ Radke serves as President, Mr. Quist serves as Vice President, and ~~Director, Vice President, and Secretary to three open-end investment companies advised by the Investment Adviser (representing three portfolios) and as Vice President and Secretary to two open-end series investment companies advised by the Investment Adviser (representing nine portfolios). Mr. Walstad serves as Interim President and~~ Mr. Forthun serves as Treasurer to four~~, of five~~ open-end ~~series~~ investment companies advised by the Investment Adviser (representing ~~twelve~~ 14 portfolios).

~~Trustees and Officers of the Fund serve until their resignation, removal, or retirement.~~

Board of Trustees

The Board of Trustees manages the business and affairs of the Funds and appoints or elects Officers responsible for the day-to-day operations of the Funds and the execution of policies established by Board resolution or directive. In the absence of such provisions, the respective Officers have the powers and discharge the duties customarily held and performed by like officers of corporations similar in organization and business purposes.

The Independent Trustees are charged with, among other functions, recommending to the full Board approval of the distribution, transfer agency, and accounting services agreements and the investment advisory agreements. When considering approval of the existing advisory agreements, the Independent Trustees evaluate, among other things, the nature and quality of the services provided by the Investment Adviser, the performance of the Funds, the Investment Adviser's costs and the profitability to the Investment Adviser, ancillary benefits to the Investment Adviser or its affiliates in connection with its relationship to the Funds, and the amount of fees charged in comparison to those of other investment companies.

The Audit Committee consists of the three Independent Trustees of the Funds: Jerry M. Stai, Orlin W. Backes, and R. James Maxson. The primary function of the Audit Committee is to assist the full Board in fulfilling its oversight responsibilities to the shareholders and the investment community relating to fund accounting, reporting practices, and the quality and integrity of the financial reports. To satisfy these responsibilities, the Audit Committee reviews with the independent accountants the audit plan and results and recommendations following independent audits, reviews the performance of the independent accountants and recommends engagement or discharge of the auditors to the full Board, reviews the independence of the independent accountants, reviews the adequacy of the Funds' internal controls, and prepares and submits Audit Committee meeting minutes and supporting documentation to the full Board. During the Funds' fiscal year ending July 31, 2009~~8~~, the Audit Committee held three~~four~~ meetings.

The Governance and Nominating Committee consists of the three Independent Trustees of the Funds: Jerry M. Stai, Orlin W. Backes, and R. James Maxson. The primary function of the Governance and Nominating Committee is to identify individuals qualified to become Board members and recommend nominations for election to the Board. The Governance and Nominating Committee also takes a leadership role in shaping the governance of the Funds. The Governance and Nominating Committee has adopted a charter and meets at least quarterly. The Governance and Nominating Committee prepares and submits meeting minutes and supporting documentation to the full Board. During the Funds' fiscal year ending July 31, 2009~~8~~, the Governance and Nominating Committee held nine~~five~~ meetings.

~~The Governance and Nominating Committee has adopted procedures regarding its review of recommendations for Trustee nominees, including those recommendations presented by shareholders.~~ When considering whether to add additional or substitute Trustees to the Board of Trustees of the Funds, the Trustees shall take into account any proposals for candidates that are properly submitted to the Trust's Secretary. Shareholders wishing to present one or more candidates for Trustee consideration may do so by submitting a signed written request to the Funds' Secretary at Integrity Managed Portfolios, Attention: Secretary, 1 Main Street North, Minot, North Dakota 58703 which includes the following information:

•	name and address of shareholder and, if applicable, name of broker or record holder;

•	number of shares owned;

•	name of Fund(s) in which shares are owned;

•	whether the proposed candidate(s) consent to being identified in any proxy statement utilized in connecting with the election of Trustees;

•	the name and background information of the proposed candidates;

•	a representation that the candidate or candidates are willing to provide additional information about themselves, including assurances as to their independence.

Share Ownership in the Funds

For each Trustee, the dollar range of equity securities in the Funds beneficially owned by the Trustee and the aggregate dollar range of equity securities in all registered investment companies overseen by the Trustee in the same family of investment companies as the Trust are shown below for the calendar year ending December 31, 2008~~7~~.

	Independent Trustees			Interested Trustee
	Orlin W. Backes	R. James Maxson	Jerry M. Stai	Robert E. Walstad
Kansas Fund	None	None	None	None
Kansas Insured Fund	None	None	None	None
Maine Fund	None	None	None	None
Nebraska Fund	None	None	None	None
New Hampshire Fund	None	None	None	None
Oklahoma Fund	None	None	None	None
Aggregate Dollar Range of Equity Securities of All Registered Investment Companies Overseen by Trustee in Family of Investment Companies	$10,001-$50,000	$10,001-$50,000	$1-$10,000	Over $100,000~~$50,001-$100,000~~

As of December 31, 2008~~7~~, no Independent Trustee or his immediate family members owned beneficially or of record securities in an investment adviser or principal underwriter of the Funds, or a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with an investment adviser or principal underwriter of the Funds.

Compensation

Trustees that are not considered to be "interested persons" of the Funds, as that term is defined in the 1940 Act, are paid an annual fee of $~~15,000~~17,500 for serving as Director or Trustee, as the case may be, on the boards of the Funds in the complex. Mr. Walstad, as an "interested person" of the Funds, receives no compensation from the Funds for serving as Trustee. However, Mr. Walstad ~~does receive~~has received compensation from the Funds for serving as Interim President during the Funds' last fiscal year.

The following table sets forth the compensation paid by the Kansas Fund, Kansas Insured Fund, Nebraska Fund, Oklahoma Fund, Maine Fund, and New Hampshire Fund to each of the Trustees and the total compensation paid to each Trustee by all the funds in the complex for the calendar year ended December 31, 2008~~7~~. The Funds have no retirement or pension plans.

	Independent Trustees			Interested Trustee
	Jerry M. Stai	Orlin W. Backes	R. James Maxson	Robert E. Walstad	Total
	Trustee	Trustee	Trustee	Trustee, Chairman
Aggregate Compensation from the Fund(1)
Kansas Fund	$2,222~~1,411.25~~	$2,222~~1,411.25~~	$2,222~~1,411.25~~	$0~~.00~~	$6,666~~4,233.45~~
Kansas Insured Fund	$928~~687.43~~	$928~~687.43~~	$928~~687.43~~	$0~~.00~~	$2,784~~2,062.29~~
Maine Fund	$1,049~~786.20~~	$1,049~~786.20~~	$1,049~~786.20~~	$0~~.00~~	$3,147~~2,358.60~~
Nebraska Fund	$1,458~~984.77~~	$1,458~~984.77~~	$1,458~~984.77~~	$0~~.00~~	$4,374~~2,954.31~~
New Hampshire Fund	$634~~574.26~~	$634~~574.26~~	$634~~574.26~~	$0~~.00~~	$1,902~~1,722.78~~
Oklahoma Fund	$2,015~~1,329.45~~	$2,015~~1,329.45~~	$2,015~~1,329.45~~	$0~~.00~~	$6,045~~3,988.35~~
Total Compensation from Funds and Fund Complex Paid to Trustees(2)	$17,500~~15,000.00~~	$17,500~~15,000.00~~	$17,500~~15,000.00~~	$0~~.00~~	$52,500~~45,000.00~~

(1)	Based on compensation paid to the Independent Trustees for the calendar year ended December 31, 2008~~7~~, for services to the respective Fund.

(2)

Based on the compensation paid to the Trustees for the calendar year ended December 31, 2008~~7~~, for services to the Funds and four other open-end funds representing, in the aggregate, 1~~7~~5 portfolios advised by ~~the Investment Adviser~~Integrity Money Management, including the Funds, ~~the~~ Montana Tax-Free Fund, Inc. (the stated assets and liabilities of which were acquired and assumed, respectively, by the Viking Tax-Free Fund for Montana, a series of Viking Mutual Funds, in 2009), ~~the~~ ND Tax-Free Fund, Inc. (the stated assets and liabilities of which were acquired and assumed, respectively, by the Viking Tax-Free Fund for North Dakota, a series of Viking Mutual Funds, in 2009), ~~the~~ Integrity Fund of Funds, Inc., and ~~eight~~ six series of The Integrity Funds (~~two of which liquidated in 2007 and~~ three of which were liquidated in 2008).

~~Sales Load Waivers for Trustees and Affiliated Persons~~

~~Shares of the Funds may be sold at net asset value to the officers and Trustees of the Funds, and of any subsidiary companies of Integrity Mutual Funds, Inc. and the Distributor and to any employees of the Investment Adviser and the Distributor or to members of their immediate families. Immediate family members shall include spouses, children, fathers, mothers, brothers, or sisters. The elimination of sales loads to these classes of persons is provided because of reduced sales efforts required and to encourage participation in the Funds. See "Purchase, Redemption, and Pricing of Shares" for additional information regarding sales charge waivers and reductions.~~

Code of Ethics

The Investment Adviser, Distributor, and the Funds have adopted codes of ethics under Rule 17j-1(c) of the 1940 Act. The purpose of a code of ethics is to avoid potential conflicts of interest and to prevent fraud, deception, or misconduct with respect to the Funds. Such codes of ethics permit personnel covered by the codes to invest in securities, including securities that may be purchased or held by the Funds, subject to the restrictions of the applicable code.

Proxy Voting Policies

The Board of Trustees has delegated to the Investment Adviser the final authority and responsibility for voting proxies with respect to each Fund's underlying securities holdings. The Investment Adviser follows proxy voting guidelines developed by Proxy Governance, Inc. ("PGI"). The Trustees will review each Fund's proxy voting records from time to time and will annually consider revising its proxy voting policy ("Policy"). General voting guidelines are followed for routine matters of corporate governance.

PGI has been retained to vote proxies in accordance with the guidelines developed. In addition, PGI also updates and revises the Policy on a periodic basis and the revisions are reviewed by the Investment Adviser to determine whether they are consistent with the Investment Adviser's guiding principles. PGI also assists the Investment Adviser in the proxy voting process by providing operational, recordkeeping, and reporting services.

The Investment Adviser generally will vote in accordance with corporate management's recommendations on matters such as uncontested director nominees (unless such nominees have poor records), ratification of accountants, changing corporate names, and similar matters; and against management's recommendations on matters such as proposals which would reduce the rights or options of shareholders, reduce the value of shareholders' investments, poison pills or provisions requiring supermajority approval of mergers, and other matters that are designed to limit the ability of shareholders to approve merger transactions. Other matters, such as finance, merger, acquisition and restructuring proposals, shareholder proposals, and proposals to ratify or cancel golden or tin parachutes, will be evaluated on a case-by-case basis and the Investment Adviser may vote for or against corporate management's recommendations on such matters. The Investment Adviser may abstain from voting from time to time where it determines that the costs associated with voting a proxy outweigh the benefits derived from exercising the right to vote. The Investment Adviser will monitor situations that may result in a potential conflict of interest, in particular between a Fund's shareholders and Investment Adviser or any of its affiliates or an affiliate of the Funds. If any such conflict is discovered, the issue will be examined in detail by the Investment Adviser and in such circumstances, the Investment Adviser generally will refrain from voting the proxies giving rise to conflict, until the Trustees, after consultation, instruct on an appropriate course of action to vote the proxies in the best interest of the relevant Fund.

Information on how the Funds voted proxies relating to portfolio securities during the 12-month period ended June 30, 2009~~8~~, is available without charge, upon request, by calling 800-276-1262, on the Trust's Internet site at www.integrityvikingfunds.com, and on the SEC's Internet site at www.sec.gov.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

TO BE UPDATED

Control Persons

[As of November ~~19~~__, ~~2008~~2009, to the best knowledge of the respective Fund, no person owned sufficient shares to be deemed to control the Fund. For purposes of the foregoing, "control" means (i) the beneficial ownership, either directly or through one or more controlled companies, of more than 25% of the voting securities of a company; (ii) the acknowledgement or assertion by either the controlled or controlling party of the existence of control; or (iii) an adjudication under Section 2(a)(9) of the 1940 Act, which has become final, that control exists.

Principal Holders

To the best knowledge of the respective Fund, as of November ~~19~~__, ~~2008~~2009, the following persons owned, of record or beneficially, 5%, or more of the shares of the Kansas Insured Fund, the Nebraska Fund, the New Hampshire Fund, and the Oklahoma Fund. As of November ~~19~~__, ~~2008~~2009, no persons owned, of record or beneficially, 5% or more of the shares of the Kansas Fund or the Maine Fund.

Kansas Insured Fund
Name	Address	Percent Ownership
~~Montie Gauss & Joanne L Marham~~	~~1 North Jefferson St Louis MO 63103~~	~~5.46%~~
Nebraska Fund
Name	Address	Percent Ownership
~~Allan S Noddle~~	~~1306 S 157th Plz Omaha, NE 68130-2573~~	~~10.61%~~
New Hampshire Fund
Name	Address	Percent Ownership
~~Raymond J Izzo~~	~~10 Appleton Ln Hampstead, NH 03841~~	~~13.15%~~
 ~~Carol S Conner~~	 ~~6 Merry Meeting Ln  Rye, NH 03870-2325~~	 ~~5.70%~~
 ~~Susan M Blanchard~~	 ~~15 Riverwoods Dr Apt 130 Exeter, NH 03833-3424~~	 ~~5.68%~~
Oklahoma Fund
Name	Address	Percent Ownership
~~Pershing LLC~~	~~PO Box 2052 Jersey City, NJ 07303-9998~~	~~5.60%~~

Management Ownership

As of November ~~19, 2008~~__, 2009, the Officers and Trustees of the Trust owned, as a group, less than 1% of the shares of each Fund.]

INVESTMENT ADVISORY AND OTHER SERVICES

Investment Adviser

~~Integrity Money~~Since August 1, 2009, Viking Management has been retained by each Fund under ~~a Management and~~ an Investment Advisory Agreement to act as ~~each~~ the Fund's investment adviser, subject to the authority of the Board of Trustees. ~~The Investment Adviser is a wholly-owned subsidiary of Integrity Mutual Funds, Inc. (the "Company"), a business corporation organized under the laws of North Dakota on September 22, 1987. The Investment Adviser~~Prior to August 1, 2009, Integrity Money Management, a subsidiary of Integrity Mutual Funds, Inc. ("Integrity"), served as investment adviser to the Funds. However, on July 31, 2009, Integrity (as seller) generally sold its mutual fund services business to Corridor Investors, LLC ("Corridor") and Viking Management (collectively as buyer). Corridor is a North Dakota limited liability company that was organized in January 2009 by Robert E. Walstad and Shannon D. Radke. Viking Management has been a wholly-owned subsidiary of Corridor since July 31, 2009 and has served as investment adviser to Viking Mutual Funds since 1999.

As investment adviser, Viking Management makes the day-to-day investment decisions for the Funds and continuously reviews, supervises, and administers the Funds' investment programs. The address of ~~the Investment Adviser~~Viking Management is ~~1 Main Street North~~PO Box 500, Minot, North Dakota ~~58703.~~58702. As indicated under "Management of the Funds"~~,~~ (i) ~~Peter A. Quist~~Shannon D. Radke, an ~~Officer~~officer of the Trust, is also a ~~Director~~governor, member and ~~Officer~~officer of ~~the Investment Adviser~~Corridor and ~~the Company~~a governor and officer of Viking Management; (ii) Robert E. Walstad ~~is an Officer,~~ , a Trustee~~,~~ and Chairman of the Trust~~. Mr. Quist and Mr. Walstad are both also shareholders of the Company.~~

~~The Investment Adviser will supply investment research and portfolio management, including the selection~~, is also a governor and member of ~~securities for each Fund to purchase, hold, or sell, and the selection of brokers through whom a Fund's portfolio transactions are executed. The Investment Adviser also administers the business affairs of each Fund, furnishes offices, necessary facilities, and equipment, provides certain administrative services, and permits its Officers and employees to serve without compensation as Trustees and Officers of a Fund if duly elected to such positions~~Corridor; (iii) Peter A. Quist, an officer of the Trust, is also a member and governor of Corridor; and (iv) Adam C. Forthun and Brent M. Wheeler, officers of the Trust, are also members of Corridor.

~~For the management services and facilities furnished by the Investment Adviser~~Viking Management is responsible for (a) providing a program of continuous investment management for each Fund in accordance with the Fund's investment objectives, policies and limitations; (b) making investment decisions for each Fund; and (c) placing orders to purchase and sell securities for each Fund. As compensation for the services provided and expenses assumed, each of the Funds has agreed to pay ~~the Investment Adviser~~Viking Management an annual management fee, payable monthly, of 0.50% of the respective Fund's average daily net assets. ~~Under the terms of each Management and Investment Advisory Agreement with respect to the Funds, the Investment Adviser has agreed to pay all expenses of a Fund, including the Fund's management and investment advisory fee and the Fund's dividend disbursing, administrative, and accounting services fees (but excluding taxes and brokerage fees and commissions, if any) that exceed 1.25% (0.75% with respect to the Kansas Insured Fund) of the Fund's average daily net assets on an annual basis (up to the amount of the management and investment advisory fee payable by the Fund to the Investment Adviser in the case of each Fund, other than the Kansas Insured Fund). Reimbursements by the Investment Adviser for a Fund's expenses will be paid monthly based on annualized year to date expenses. All other expenses shall be paid by the respective Fund.~~The Investment Advisory Agreement with each Fund will continue in effect from year to year if specifically approved by the Fund's Trustees or the Fund's shareholders and by the Fund's Independent Trustees in compliance with the requirements of the 1940 Act. The Investment Advisory Agreements may be terminated without penalty upon 60 days' written notice by either party and will automatically terminate in the event of assignment. Viking Management has contractually agreed to waive its management fee and reimburse expenses (other than extraordinary or non-recurring expenses) through November 29, 2010 so that the net annual operating expenses of each Fund (other than the Kansas Insured Fund) do not exceed 1.15%, and the net annual operating expenses of the Kansas Insured Fund do not exceed 0.75% of the respective Fund's average daily net assets. This contractual agreement does not apply to fees and expenses of acquired funds. In addition, ~~the Investment Adviser~~Viking Management may at its own discretion from time to time waive fees and reimburse expenses. ~~The table below sets forth the advisory fees paid by the Funds to the Investment Adviser net of any expenses reimbursed and the fees waived by the Investment Adviser for the fiscal years ending on the dates indicated:~~Expenses not paid, reimbursed or otherwise assumed by Viking Management are payable by the respective Fund.

Previously, for management services and facilities furnished, each of the Funds agreed to pay Integrity Money Management an annual management fee, payable monthly, of 0.50% of the respective Fund's average daily net assets under the terms of the Management and Investment Advisory Agreements that were in effect through July 31, 2009. In addition, under the terms of such agreements, Integrity Money Management had agreed to certain expense payment provisions ("Expense Provisions"). More specifically, under the terms of the Management and Investment Advisory Agreement with each Fund (other than the Kansas Insured Fund), Integrity Money Management had agreed to pay all expenses of the respective Fund, including the Fund's management and investment advisory fee and the Fund's dividend disbursing, administrative and accounting services fees (but excluding taxes, brokerage fees, and commissions, if any) that exceeded 1.25% of the Fund's average daily net assets on an annual basis up to the amount of the management and investment advisory fee payable by such Fund to Integrity Money Management. Similarly, under the terms of the Management and Investment Advisory Agreement with the Kansas Insured Fund, Integrity Money Management had agreed to pay all expenses of the Fund, including the Fund's management and investment advisory fee and the Fund's dividend disbursing, administrative and accounting services fees (but excluding taxes, brokerage fees, and commissions, if any) that exceeded 0.75% of the Fund's average daily net assets on an annual basis. The terms of the current Investment Advisory Agreements with Viking Management do not include the Expense Provisions (although Viking Management has entered into the contractual expense limitation agreement that will be in effect through November 29, 2010 as described in the preceding paragraph).

The table below sets forth the advisory fees paid by the Funds to Integrity Money Management, the Funds' investment adviser prior to August 1, 2009, net of any expenses reimbursed and the fees waived by Integrity Money Management for the fiscal years ending on the dates indicated:

	$ Earned (Gross)			Advisory Fee Waivers and Expense Reimbursements			$ Paid Net of Fees Waived and Expense Reimbursements
	7/31/2007~~6~~	7/31/2008~~7~~	7/31/2009~~8~~	7/31/2007~~6~~	7/31/2008~~7~~	7/31/2009~~8~~	7/31/2007~~6~~	7/31/2008~~7~~	7/31/2009~~8~~
Kansas Fund	$283,830~~313,910~~	$255,394~~283,830~~	$233,647~~255,394~~	$106,719~~79,585~~	$147,515~~106,719~~	$130,642~~147,515~~	$177,111~~234,325~~	$107,879~~177,111~~	$103,005~~107,879~~
Kansas Insured Fund	$59,095~~65,298~~	$57,110~~59,095~~	$69,470~~57,110~~	$77,248~~62,295~~	$83,506~~77,248~~	$82,800~~83,506~~	$0~~3,003~~	$0	$0
Maine Fund	$88,732~~106,387~~	$81,327~~88,732~~	$73,893~~81,327~~	$64,859~~58,447~~	$79,450~~64,859~~	$73,531~~79,450~~	$23,873~~47,940~~	$1,877~~23,873~~	$2,076~~1,877~~
Nebraska Fund	$148,665~~159,054~~	$139,084~~148,665~~	$136,636~~139,084~~	$81,123~~66,312~~	$98,741~~81,123~~	$93,297~~98,741~~	$67,542~~92,742~~	$40,343~~67,542~~	$43,339~~40,343~~
New Hampshire Fund	$24,048~~28,949~~	$19,560~~24,048~~	$18,634~~19,560~~	$79,544~~69,311~~	$83,438~~79,544~~	$18,634~~83,438~~	$0	$0	$0
Oklahoma Fund	$234,590~~190,746~~	$242,729~~234,590~~	$184,690~~242,729~~	$98,960~~60,854~~	$135,321~~98,960~~	$107,991~~135,321~~	$135,630~~129,892~~	$107,408~~135,630~~	$76,699~~107,408~~

~~The Management and Investment Advisory Agreement with each Fund will continue in effect from year to year if specifically approved by the Fund's Trustees or the Fund's shareholders and by the Fund's Independent Trustees in compliance with the requirements of the 1940 Act. The Management and Investment Advisory Agreements may be terminated without penalty upon 60 days' written notice by either party and will automatically terminate in the event of assignment.~~

Manager-of-Managers

Under each Investment Advisory Agreement, the investment adviser is authorized, at its own cost and expense, to enter into a sub-advisory agreement with a sub-adviser with respect to the respective Fund. If an investment adviser delegates portfolio management duties to a sub-adviser, the 1940 Act generally requires that the sub-advisory agreement between the adviser and the sub-adviser be approved by the Board and by Fund shareholders. Specifically, Section 15 of the 1940 Act, in relevant part, makes it unlawful for any person to act as an investment adviser (including as a sub-adviser) to a mutual fund, except pursuant to a written contract that has been approved by shareholders.

At a meeting of the shareholders of the Funds held on June 29, 2009 (and for certain Funds, at meetings adjourned to July 24, 2009), shareholders of each Fund approved a "manager-of-managers" structure for their Fund. A manager-of-managers structure would generally permit Viking Management to enter into, and materially amend, sub-advisory agreements with any unaffiliated sub-advisers retained by Viking Management subject to approval by the Board, but WITHOUT obtaining shareholder approval. However, the structure will not be implemented until relief permitting such a structure is provided by the Securities and Exchange Commission ("SEC"). Unless necessary relief is provided by an exemptive rule in the future, the Trust will need to apply to the SEC for exemptive relief and obtain an order. The Trust intends to apply for exemptive relief and obtain an order so that the manager-of-managers structure may be implemented for each Fund.

Principal Underwriter

Shares of each Fund are offered through Integrity Funds Distributor, Inc. (the "Distributor" or "Integrity Funds Distributor"), 1 North Main Street, Minot, North Dakota 58703.

Since July 31, 2009, t~~T~~he Distributor has been~~is~~ a wholly-owned subsidiary of ~~the Company~~Corridor. Prior to July 31, 2009, the Distributor was a wholly-owned subsidiary of Integrity. Shannon D. Radke is an officer and governor of Corridor, an officer of the Funds, and an officer of Integrity Funds Distributor. Peter A. Quist is a governor of Corridor and an officer of the Funds.~~Director and Vice President of the Company, an Officer of the Funds, and a Director and Officer of the Distributor.~~ Robert ~~A~~E. Walstad is a Trustee~~, an Officer,~~ and Chairman of the Funds. Adam C. Forthun and Brent M. Wheeler are Officers of the Funds. See "Management of the Funds." Mr. Radke, Mr. Walstad, Mr. Quist, Mr. Wheeler, and Mr. Forthun are each ~~shareholders~~ members of ~~the Company~~Corridor and, accordingly, may indirectly benefit from the payment of 12b-1 Fees (as defined in "Rule 12b-1 Plans" below) or brokerage commissions by the Funds to the Distributor.

Under the Distribution and Services Agreement between the respective Fund and the Distributor, the Distributor pays the expenses of distribution of a Fund's shares, including preparation and distribution of literature relating to a Fund and its investment performance, advertising, and public relations material. Each Fund bears the expenses of registration of its shares with the SEC and of sending prospectuses to existing shareholders. Each Fund will pay the cost of qualifying and maintaining qualification of the shares for sale under the securities laws of the various states after the initial qualification of the shares. In addition, each Fund (other than the Kansas Insured Fund) has adopted a plan pursuant to Rule 12b-1 under the 1940 Act pursuant to which the respective Fund will pay some costs of the distribution of its shares. Such Funds will each pay the Distributor annually 0.25% of the average daily net assets of respective Fund and the Distributor may in turn pay firms that sell the respective Fund's shares an annual service fee of up to 0.25% of average daily net assets of their customer accounts in existence for more than one year for administrative and shareholder services or use some or all of such payment to pay other distribution expenses which otherwise would be payable by the Distributor. See "Rule 12b-1 Plans" below. See also "Underwriter" below for additional information regarding the Distributor and its compensation.

Each Distribution and Services Agreement continues in effect from year to year if specifically approved at least annually by the shareholders or Board of Trustees of the Fund and by the Fund's Independent Trustees in compliance with the 1940 Act. Each agreement applicable to the Funds may be terminated upon ninety day's written notice by the majority of the Independent Trustees or outstanding voting securities or the Distributor and will automatically terminate if it is assigned.

Service Agreements

Integrity Fund Services, Inc. ("Integrity Fund Services"), a wholly-owned subsidiary of ~~the Company~~Corridor, a North Dakota ~~corporation~~ limited liability company affiliated with the Investment Adviser and Distributor, provides the Funds with transfer agent, accounting, and administrative services. Integrity Fund Services is located at 1 Main Street North, Minot, North Dakota 58703. Prior to July 31, 2009, Integrity Fund Services was a wholly-owned subsidiary of Integrity.

Accounting Service Provider

As accounting service provider to the Funds, Integrity Fund Services provides accounting services that may include, but are not limited to: bond interest and amortization accruals, daily fee accruals, security valuation, calculation of daily net asset value, calculation of a daily dividend rate, and preparation of semi-annual and annual reports. For accounting services, each Fund pays to Integrity Fund Services at the end of each calendar month a flat fee plus an asset-based fee and reimburses Integrity Fund Services for certain out-of-pocket expenses.

Administrator

As administrator for the Funds, Integrity Fund Services manages all aspects of a Fund's operations except those provided by other service providers. For administrative services, each Fund pays to Integrity Fund Services at the end of each calendar month an asset-based fee, with a minimum of $2,000 per month, and reimburses Integrity Fund Services for certain out-of-pocket expenses.

Transfer Agent

As transfer agent, Integrity Fund Services is responsible for, among other things, administering and/or performing transfer agent functions; for acting as service agent in connection with dividend and distribution functions; and for performing shareholder account information and administrative agent functions in connection with the issuance, transfer, and redemption or repurchase (including coordination with the Funds' custodian) of shares. For its transfer agency services, each Fund pays Integrity Fund Services an asset-based fee, with a minimum of $2,000 per month, and reimburses Integrity Fund Services for certain out-of-pocket expenses.

The table below indicates the fees for accounting, administrative and transfer agency services for the fiscal years ending on the dates indicated:

	Accounting Services Fees			Administrative Services Fees			Transfer Agency Fees
	7/31/07~~6~~	7/31/08~~7~~	7/31/08~~9~~	7/31/07~~6~~	7/31/08~~7~~	7/31/09~~8~~	7/31/07~~6~~	7/31/08~~7~~	7/31/09~~8~~
Kansas Fund	$51,706~~54,193~~	$49,422~~51,706~~	$47,365~~49,422~~	$67,217~~62,782~~	$63,555~~67,217~~	$58,412~~63,555~~	$103,351~~75,818~~	$101,570~~103,351~~	$93,459~~101,570~~
Kansas Insured Fund	$29,910~~30,596~~	$29,711~~29,910~~	$30,947~~29,711~~	$23,017~~18,050~~	$24,001~~23,017~~	$24,001	$23,622~~19,986~~	$24,181~~23,622~~	$27,844~~24,181~~
Maine Fund	$32,873~~34,705~~	$32,133~~32,873~~	$31,389~~32,133~~	$23,132~~21,277~~	$24,001~~23,132~~	$24,001	$33,839~~30,669~~	$32,531~~33,839~~	$29,557~~32,531~~
Nebraska Fund	$38,866~~39,972~~	$37,908~~38,866~~	$37,664~~37,908~~	$35,905~~31,811~~	$34,771~~35,905~~	$34,159~~34,771~~	$56,238~~43,014~~	$55,634~~56,238~~	$54,654~~55,634~~
New Hampshire Fund	$26,405~~26,961~~	$25,956~~26,405~~	$25,864~~25,956~~	$23,017~~18,050~~	$24,001~~23,017~~	$24,001	$23,017~~18,050~~	$24,001~~23,017~~	$24,001
Oklahoma Fund	$47,422~~43,141~~	$48,141~~47,422~~	$42,469~~48,141~~	$56,737~~38,149~~	$60,353~~56,737~~	$46,173~~60,353~~	$88,416~~49,986~~	$96,433~~88,416~~	$73,876~~96,433~~

Rule 12b-1 Plans

Each Fund (except for the Kansas Insured Fund) has adopted a plan (the "Plan") pursuant to Rule 12b-1 of the 1940 Act. Rule 12b-1 provides that any payments made by a Fund in connection with the distribution of its shares may be made only pursuant to a written plan describing all material aspects of the proposed financing of the distribution and also requires that all agreements with any person relating to the implementation of a plan must be in writing. Each Fund has also entered into a related Distribution and Services Agreement with the Distributor.

Under each Plan for the Kansas Fund, Nebraska Fund, and Oklahoma Fund, the applicable Fund pays the Distributor an annual fee of 0.25% of the average daily net assets of the respective Fund (the "12b-1 Fee"). Under each Plan for the Maine Fund and New Hampshire Fund, the applicable Fund pays the Distributor an annual 12b-1 Fee not to exceed 0.25% of the average daily net assets of the respective Fund. The Distributor may use these 12b-1 Fees to pay a fee on a quarterly basis to broker-dealers, including the Distributor and affiliates of the Investment Adviser, banks and savings and loan institutions and their affiliates, and associated broker-dealers that have entered into Service Agreements with the Distributor ("Service Organizations") of annual amounts of up to 0.25% of the average net asset value of all shares of the respective Fund owned by shareholders with whom the Service Organization has a servicing relationship (the "Accounts"), provided that no such payment with respect to an Account shall be made until the Service Organization has been servicing such account for more than one year. To the extent any of the 12b-1 Fees are not paid to Service Organizations as a service fee, the Distributor may use such fees for its expenses of distribution of Fund shares. The 12b-1 Fees paid to the Distributor are calculated and paid monthly and the service fee to Service Organizations is calculated quarterly and paid the month following the calculation.

Each Fund's Plan continues in effect from year to year, provided that each such continuance is approved at least annually by a vote of the Board of Trustees, including a majority of the Trustees who are not "interested persons" of such Fund and have no direct or indirect financial interest in the operation of the Plan or in any agreements entered into in connection with the Plan (the "Qualified Trustees"). Each Fund's Plan may be terminated at any time, without penalty, by vote of a majority of the Qualified Trustees of the Fund or by vote of a majority of the outstanding shares of the Fund. Any amendment to a Plan to increase materially the amount the Fund is authorized to pay thereunder would require approval by a majority of the outstanding shares of the respective Fund. Other material amendments to a Fund's Plan would be required to be approved by vote of the Board of Trustees, including a majority of the Qualified Trustees.

The table below provides the fees paid by the Funds specified, under the Plan, net of waivers, for the period indicated and the amount of fees waived by the Distributor.

	12b-1 Fees for Fiscal Year Ended 7/31/0~~8~~9
	Fees Before Waivers	Fees After Waivers	Fees Waived by Distributor
Kansas Fund	$116,824~~127,697~~	$116,824~~127,697~~	$0
Maine Fund	$36,946~~40,664~~	$36,946~~40,664~~	$0
Nebraska Fund	$68,318~~69,542~~	$68,318~~69,542~~	$0
New Hampshire Fund	$9,322~~9,778~~	$9,322~~9,778~~	$0
Oklahoma Fund	$92,345~~121,365~~	$92,345~~121,365~~	$0

The 12b-1 Fees paid by Funds during the fiscal year ended July 31, 200~~8~~9 were spent as follows:

	Compensation to Broker-Dealers		Promotion and Advertising		Distribution-Related Overhead		Salaries and Payroll Taxes		Absorbed by the Distributor(1)
Kansas Fund	$	_______~~78,800~~	$	_______~~4,743~~	$	_______~~18,724~~	$	_______~~63,296~~	$	_______~~(37,866)~~
Maine Fund	$	_______~~11,809~~	$	_______~~1,514~~	$	_______~~5,983~~	$	_______~~20,183~~	$	_______~~1,175~~
New Hampshire Fund	$	_______~~37,796~~	$	_______~~2,580~~	$	_______~~10,243~~	$	_______~~34,560~~	$	_______~~(15,637)~~
New Hampshire Fund	$	_______~~3,003~~	$	_______~~356~~	$	_______~~1,421~~	$	_______~~4,803~~	$	_______~~195~~
Oklahoma Fund	$	_______~~79,508~~	$	_______~~4,445~~	$	_______~~17,946~~	$	_______~~61,183~~	$	_______~~(41,717)~~

(1)

Shows the difference between 12b-1 Fees paid by the Funds and Plan expenses incurred by the Distributor. Negative amounts represent unreimbursed expenses, that is, expenses that qualified for the Plan but that were paid by the Distributor.

As of July 31, 200~~8~~9, the following unreimbursed Plan expenses had been incurred by the Distributor in a previous year and carried over to future years:

	Dollar Amount		Percentage of Fund Net Assets
Kansas Fund	$	_______~~310,194~~	_______~~0.64%~~
Maine Fund	$	_______~~7,775~~	_______~~0.05%~~
Nebraska Fund	$	_______~~735,933~~	_______~~2.70%~~
New Hampshire Fund	$	_______~~4,688~~	_______~~0.13%~~
Oklahoma Fund	$	_______~~906,650~~	_______~~2.16%~~

The Distributor, at its own expense, may make payments to dealers who are holders or dealers of record for accounts in one or more of the Funds. A dealer's marketing support services may include: business planning assistance; educating dealer personnel about the Funds and shareholder financial planning needs; placement on the dealer's preferred or recommended fund list and access to sales meetings, sales representatives, and management representatives of the dealer. The Distributor compensates dealers differently depending upon, among other factors, the level and/or type of marketing support provided by the dealer. In addition, payments typically apply only to retail sales and may not apply to other types of sales or assets (such as sales to retirement plans, qualified tuition programs, or fee based advisory programs).

From time to time, the Distributor, at its expense, may provide additional compensation to dealers which sell or arrange for the sale of shares of the Fund. Such compensation provided by the Distributor may include financial assistance to dealers that enables the Distributor to participate in and/or present at conferences or seminars, sales or training programs for invited registered representatives and other employees, client and investor events, and other dealer-sponsored events. Other compensation may be offered to the extent not prohibited by state laws or any self-regulatory agency, such as the Financial Industry Regulatory Authority ("FINRA"). The Distributor makes payments for events it deems appropriate, subject to applicable law. These payments may vary depending upon the nature of the event.

You can ask your dealer for information about any payments it receives from the Distributor and any services provided. See also "Offering Price" and "Underwriter—Compensation—Other Compensation to Certain Dealers" for additional information regarding compensation to dealers.

Other Service Providers

Custodian

Wells Fargo Bank, NA, Trust & Custody Solutions (the "Custodian"), MAC# N9310-060, 801 Nicollet Mall, Suite 700, Minneapolis, MN 55479, serves as the custodian of the Funds and has custody of all securities and cash of the Funds. The Custodian, among other things, attends to the collection of principal and income and payment for and collection of proceeds of securities bought and sold by the Funds.

Independent Accountants

Each Fund's independent public accountant is ~~Brady Martz & Associates, P.C., 24 West Central Avenue, Minot, North Dakota, 58701~~Cohen Fund Audit Services, Ltd., 800 Westpoint Pkwy., Suite 1100, Westlake, OH 44145. Shareholders will receive annual financial statements, together with a report of independent accountants and semi-annual unaudited financial statements of the Funds. The independent accountants will report on the Funds' annual financial statements, review certain regulatory reports and the Funds' income tax returns, and perform other professional accounting, auditing, tax, and advisory services when engaged to do so by the Funds. For the Funds' prior fiscal year, their independent public accountant was Brady Martz & Associates, P.C., 24 West Central Avenue, Minot, North Dakota 58701.

Independent Fund Legal Counsel

Chapman and Cutler LLP, 111 West Monroe Street, Chicago, IL 60603-4080, serves as counsel for the Trust.

PORTFOLIO MANAGER

Mr. Monte Avery is the Portfolio Manager of the Funds and has responsibility for the day-to-day management of their portfolios. Mr. Avery started in the securities business with PaineWebber in 1981 as a retail broker, transferring to Dean Witter in 1982. In 1988, Mr. Avery joined Bremer Bank, N.A. (Minot, ND) to help start its Invest Center. He transferred back to Dean Witter in 1993 until joining ~~the Company~~Integrity in 1995. Since that time, Mr. Avery has been a co-manager of the Montana Tax-Free Fund, Inc. and ND Tax-Free Fund, Inc. and, effective in February 2000 through July 2009, the portfolio manager to those funds. From January 1996 until September 2001 and September 2002 to present, he has been the portfolio manager for the Integrity Fund of Funds, Inc. He had been a co-portfolio manager of the Kansas Fund, Kansas Insured Fund, Nebraska Fund, and Oklahoma Municipal Fund since January 1996. Mr. Avery became manager of these Funds in February 2000 and has been manager of the Maine Fund and the New Hampshire Fund since December 2003. Mr. Avery was previously an employee of Integrity Money Management and, since August 1, 2009, has been an employee of Viking Management.

Other Accounts Managed as of July 31, 2009~~8~~

The aggregate dollar range of equity securities in all registered investment companies, other pooled investment vehicles, and other accounts overseen by Monte Avery as of July 31, 2009~~8~~, are as follows:

Registered Investment Companies
Number of Accounts Managed	9
Total Assets in the Accounts Managed	$1~~9~~83 million
With Respect to which the Advisory Fee is based on the Performance of the Account
Number of Accounts None
Total Assets in the Accounts None
None
Other Pooled Investment Vehicles	None
Number of Accounts Managed	None
Total Assets in the Accounts Managed	None
With Respect to which the Advisory Fee is based on the Performance of the Account
Number of Accounts None
Total Assets in the Accounts None

Other Accounts
Number of Accounts Managed	None
Total Assets in the Accounts Managed	None
With Respect to which the Advisory Fee is based on the Performance of the Account
Number of Accounts None
Total Assets in the Accounts None

Potential Conflicts of Interest

Actual or apparent conflicts of interest may arise when a portfolio manager has day-to-day management responsibilities with respect to more than one fund or other account. More specifically, portfolio managers who manage multiple funds are presented with the following potential conflicts.

The management of multiple funds and accounts may result in a portfolio manager devoting unequal time and attention to the management of each fund or account. The Investment Adviser seeks to manage such competing interests for the time and attention of portfolio managers by having portfolio managers focus on a particular investment discipline. Most other accounts managed by a portfolio manager (if any) are managed using the same investment models that are used in connection with the management of the Funds. The management of multiple funds and accounts, however, also may give rise to potential conflicts of interest if the funds and accounts have different objectives, benchmarks, time horizons, and fees as the portfolio manager must allocate his time, investment ideas, and investment opportunities across multiple funds and accounts.

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With respect to securities transactions for the Funds, the Investment Adviser determines which broker to use to execute each order, consistent with the duty to seek best execution of the transaction. The portfolio manager may execute transactions for another fund or account that may adversely impact the value of securities held by the Funds. Securities selected for funds or accounts other than the Funds may outperform the securities selected for the Funds.

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The appearance of a conflict of interest may arise where the Investment Adviser has an incentive, such as a performance-based management fee, which relates to the management of one fund or account but not all funds with respect to which a portfolio manager has day-to-day management responsibilities. The management of personal accounts may give rise to potential conflicts of interest; there is no assurance that the Funds' code of ethics will adequately address such conflicts.

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Each of the Funds has adopted a code of ethics that, among other things, permits personal trading by employees, including the portfolio manager, under conditions where it has been determined that such trades would not adversely impact client accounts. Nevertheless, the management of personal accounts may give rise to potential conflicts of interest and there is no assurance that these codes of ethics will adequately address such conflicts.

The Investment Adviser and the Funds have adopted certain compliance procedures which are designed to address these types of conflicts. However, there is no guarantee that such procedures will detect each and every situation in which a conflict arises.

Compensation

Mr. Avery's compensation is based on a fixed salary paid every other week. He is not compensated for client retention or on the performance of the Funds. In addition, ~~the Company~~previously, Integrity sponsored and currently Corridor sponsors a 401(k) plan for all its employees. This plan is funded by employee elective deferrals ~~and, to an extent, matching contributions by the Company. After one year of employment, the employee is eligible to participate in the matching program. The Company matches 100% of contributions up to 3% and 50% for each additional percent contributed up to 5%. The Company has established a program in which it will grant interests in its stock to current employees that meet certain eligibility requirements, as a form of long-term incentive compensation~~.

In addition, Mr. Avery owns a membership interest in Corridor equal to approximately 1% of Corridor's total membership interests. Other employees of Corridor and its subsidiaries own similar membership interests. These membership interests were received by employees (including Mr. Avery) for their experience and role in the operations of Corridor, and without a cash investment.

Ownership of Securities

The dollar range of equity securities in the Funds beneficially owned by Mr. Avery as of July 31, 2009~~8~~ is shown below:

	Kansas Fund	Kansas Insured Fund	Maine Fund	Nebraska Fund	New Hampshire Fund	Oklahoma Fund
Monte Avery	None	None	None	None	None	None

BROKERAGE ALLOCATION AND OTHER PRACTICES

Brokerage Transactions

Municipal bonds, notes, and short-term securities in which a Fund invests are traded primarily on the over-the-counter market on a net basis and do not normally involve either brokerage commissions or transfer taxes. Accordingly, the Investment Adviser expects that transactions in municipal securities will be effected on a principal (as opposed to an agency) basis and does not expect to pay any brokerage commissions on such transactions. Purchases may be made from distributors, dealers, or issuers. A Fund's cost of portfolio securities transactions will consist primarily of dealer or distributor spreads. The Funds may also pay mark-ups on principal transactions. The Funds will not engage in principal transactions with affiliates. Commissions will be paid on the Funds' futures and options transactions, if any.

Commissions

The Funds did not pay brokerage commissions, including to brokers affiliated with the Funds, ~~the Investment Adviser~~Viking Management, Integrity Money Management, Integrity, Corridor, or the Distributor, during the fiscal years ended July 31, 2007~~6~~, July 31, 200~~7~~8, and July 31, 2009~~8~~.

Brokerage Selection

Allocation of portfolio transactions to various brokers is determined by the Investment Adviser in its best judgment and in a manner deemed fair and reasonable to shareholders. The Investment Adviser may consider a number of factors in determining brokers to use for a Fund's portfolio transactions including the quality, quantity, price and nature of each firm's professional services.

The primary consideration is prompt and efficient execution of orders in an effective manner at the most favorable price. The Investment Adviser may consider a broker's services including execution, clearance procedures, and wire service quotations. The Investment Adviser may also consider statistical and other investment research information provided to the Funds and the Investment Adviser. Research services may include advice as to the value of securities; quotes to value a Fund's assets; the advisability of investing in purchasing, or selling securities; the availability of securities, purchasers, or sellers of securities; furnishing analyses and reports concerning issues, industries, securities, economic factors; and trends, portfolio strategy, and performance of accounts. Any research benefits derived are available for all clients of the Investment Adviser and not all the services may be used by the Investment Adviser in connection with a Fund. Since statistical and other research information is only supplementary to the research efforts of the Investment Adviser and still must be analyzed and reviewed by one of its staff, the receipt of research information is not expected to materially reduce the Investment Adviser's expenses. In selecting among the firms believed to meet the criteria for handling a particular transaction, the Investment Adviser may take into consideration that certain firms provide market, statistical, or other research information to the Funds and the Investment Adviser. The Investment Adviser and the Funds may place orders to effect purchases and sales of portfolio securities with and pay brokerage commissions to brokers that are affiliated with the Funds, the Investment Adviser, or Distributor, or selected dealers participating in the offering of a Fund's shares. Subject to rules adopted by the SEC, a Fund may also purchase municipal securities from other members of underwriting syndicates of which the Distributor or other affiliates of the Funds are members.

The Board of Trustees has adopted certain policies which are reasonably designed to provide that the brokerage commissions paid to the Distributor and other affiliates of the Fund must be reasonable and fair compared to the commissions, fees, or other remuneration received or to be received by other brokers in connection with comparable transactions involving similar securities during a comparable period of time. Rule 17e-1 under the 1940 Act and the Funds' related procedures also contain review requirements and require the Investment Adviser to furnish reports to the Board of Trustees and to maintain records in connection with such reviews. After consideration of all factors deemed relevant, the Board of Trustees will consider from time to time whether the advisory fee will be reduced by all or a portion of the brokerage commissions given to affiliated brokers.

If it is believed to be in the best interests of a Fund, the Investment Adviser may place portfolio transactions with brokers who provide the types of service described above, even if it means the respective Fund will have to pay a higher commission (or, if the broker's profit is part of the cost of the security, will have to pay a higher price for the security) than another broker would have charged. This will be done, however, only if (in the opinion of the Investment Adviser) the amount of additional commission or increased cost is reasonable in relation to the value of the brokerage or research services provided, viewed in terms of that particular transaction or the Investment Adviser's overall responsibilities with respect to the accounts as to which it exercises investment discretion.

If purchases or sales of securities for a Fund, for one or more Funds of the Trust, investment companies or clients supervised by the Investment Adviser are considered at or about the same time, transactions in such securities will be allocated among the Funds, investment companies, and other clients in a manner deemed equitable to all by the Investment Adviser, taking into account the respective sizes of the funds and the amount of securities to be purchased or sold. Although it is possible that in some cases this procedure could have a detrimental effect on the price or volume of the security as far as a Fund is concerned, it is also possible that the ability to participate in volume transactions and to negotiate lower brokerage commissions will be beneficial to the Funds.

The Funds expect that their portfolio transactions in municipal securities will generally be effected on a principal (as opposed to agency) basis and, accordingly, do not expect to incur significant brokerage commissions. Each Fund's cost of portfolio transactions will consist primarily of dealer or underwriter spreads. The Funds may also pay mark-ups on principal transactions. Brokerage commissions will be paid on the Funds' futures and option transactions, if any.

While the Investment Adviser will be primarily responsible for the placement of the Funds' business, the policies and practices in this regard must be consistent with the foregoing and will at all times be subject to review by the Trustees of the Funds.

CAPITAL STOCK

Integrity Managed Portfolios is an open-end investment company established under Massachusetts law by an Agreement and Declaration of Trust ("Trust Agreement") dated August 10, 1990, and is the type of organization commonly known as a "Massachusetts business trust." It is a series company as contemplated under Rule 18f-2 under the 1940 Act. Each of the Funds is a non-diversified management investment company organized as a series of the Trust. The Funds currently are the only outstanding series of the Trust. The Trust Agreement provides that each shareholder, by virtue of becoming such, will be held to have expressly assented and agreed to the terms of the Trust Agreement and to have become a party thereto.

The Trust Agreement permits the Trustees to issue an unlimited number of full and fractional shares, without par value, from each series that is designated by the Board of Trustees. Each share of a Fund represents an equal proportionate interest in the assets and liabilities belonging to such portfolio with each other share of such portfolio and to such dividends and distributions out of the income belonging to such portfolio as are declared by the Trustees. The shares do not have cumulative voting rights nor any preemptive rights or conversion rights. In case of liquidation, subject to the rights of creditors, the holders of shares of each portfolio being liquidated will be entitled to receive as a series an equal proportionate interest in the distribution out of the net assets belonging only to that portfolio. Under the Trust Agreement, expenses attributable to any specific portfolio (whether start-up for a new portfolio or on-going operating expenses) will be borne by that portfolio. Any general expenses not readily identifiable as belonging to a particular portfolio are allocated by or under the direction of the Trustees in such manner as the Trustees determine to be fair and equitable, usually in proportion to the portfolio's relative net assets. The net asset value of the shares of any portfolio will be computed based only upon the net assets of such portfolio.

Under Massachusetts law, if certain conditions prevail, shareholders of a Massachusetts business trust could be deemed to have the same type of personal liability for the obligations of a Fund, as does a partner of a partnership. The Trust Agreement contains an express disclaimer of liability on the part of Fund shareholders. Thus, the risk of Fund shareholder liability appears slight and limited to a circumstance where a Fund itself is unable to meet its obligations.

As a general matter, each Fund is not required to and does not intend to hold annual or other meetings of the respective Fund's shareholders. However, the Trust Agreement provides for Fund shareholder voting with respect to certain matters, including: (a) the election or removal of one or more Trustees if a meeting is called for that purpose; (b) any contract as to which shareholder approval is required by the 1940 Act (unless an exemptive order or other relief provided by the SEC applies) ~~(such as a Fund's Management and Investment Advisory Agreement)~~; (c) any termination or reorganization of the Trust or any Fund to the extent and as provided in the Trust Agreement; (d) any amendment of the Trust Agreement (other than amendments establishing and designating new series, abolishing a series, changing the name of the Trust or the name of any series, supplying any omission, curing any ambiguity, or curing, correcting, or supplementing any provision thereof which is internally inconsistent with the 1940 Act or with the requirements of the Code and applicable regulations for a Fund to obtain the most favorable treatment thereunder available to regulated investment companies), which amendments require approval by more than 50% of the shares entitled to vote; (e) to the same extent as the stockholders of a Massachusetts business corporation as to whether or not a court action, proceeding, or claim should or should not be brought or maintained derivatively or as a class action on behalf of a Fund or the shareholders; and (f) with respect to such additional matters relating to the respective Fund as may be required by the 1940 Act (such as changes in a Fund's investment policies and restrictions), the Trust Agreement, the by-laws of the Trust, or any registration of a Fund with the ~~Securities and Exchange Commission~~SEC or any state or as the Trustees may consider necessary or desirable.

Meetings of shareholders may be called upon written application specifying the purpose of the meeting by shareholders holding at least 25% (or 10% if the purpose of the meeting is to determine if a Trustee is to be removed from office) of the shares then outstanding. In connection with the shareholders' right to remove a Trustee, shareholders will be assisted with their communication in such manner.

Each Trustee serves until the next meeting of shareholders, if any, called for the purpose of considering the election or reelection of such Trustee or of a successor to such Trustee, and until the election and qualification of his successor, if any, elected at such meeting, or until such Trustee sooner dies, resigns, retires, or is removed by the shareholders or a majority of the Trustees.

The Trust Agreement provides that on any matter submitted to a vote of the shareholders, all Fund shares entitled to vote, irrespective of portfolio, shall be voted in the aggregate and not by portfolio except that (a) as to any matter with respect to which a separate vote of any portfolio is required by the 1940 Act, such requirements as to a separate vote by that portfolio shall apply in lieu of the aggregate voting as described above, and (b) when the Trustees have determined that the matter affects only the interests of one or more portfolios, then only shareholders of the affected portfolios shall be entitled to vote thereon.

Rule 18f-2 under the 1940 Act provides that any matter required to be submitted by the provisions of the 1940 Act or applicable state law, or otherwise, to the holders of the outstanding voting securities of an investment company with separate portfolios like this Trust, shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares (as defined below) of each portfolio "affected by" such matter. Rule 18f-2 further provides that a portfolio shall be deemed to be affected by a matter unless the interests of each portfolio in the matter are substantially identical or the matter does not affect any interests of such portfolio. The Rule specifically exempts the selection of independent accountants, the approval of principal underwriting contracts, and the election of Trustees from such separate voting requirements. In addition, the Rule provides that a majority vote of a portfolio's shareholders is effective approval of an advisory contract for that series, unless state law requires otherwise. In addition, changes in certain investment policies of an investment company are also subject to separate voting requirements.

The Trust Agreement provides that the presence at a meeting of shareholders in person or by proxy of shareholders entitled to vote at least thirty percent (30%) of the votes entitled to be cast on a matter (or if voting is to be by portfolio, shareholders of each portfolio entitled to vote at least thirty percent (30%) of the votes entitled to be cast by each portfolio) shall constitute a quorum. This permits a meeting of shareholders of a Fund to take place even if less than a majority of the shareholders are present on its scheduled date. Shareholders would in such a case be permitted to take action which does not require a larger vote than a majority of a quorum (the election of Trustees and the ratification of the selection of independent public accountants are examples). Some matters requiring a larger vote under the Trust Agreement, such as termination or reorganization of a Fund and certain amendments of the Trust Agreement, would not be affected by this provision. This is also true with respect to matters which under the 1940 Act require the vote of a majority of the outstanding voting shares (as defined below) of the Trust or a particular portfolio.

As used in this Statement of Additional Information, the term "majority of the outstanding shares" of either the Trust or a particular Fund of the Trust means the vote of the lesser of (i) 67% or more of the shares of the Trust or such Fund present or represented by proxy at a meeting, if the holders of more than 50% of the outstanding shares of the Trust or of such Fund are present or represented by proxy, or (ii) more than 50% of the outstanding shares of the Trust or such Fund.

Under the terms of the Trust Agreement, a Trustee is liable for his own willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office, and for nothing else, and shall not be liable for errors of judgment or mistakes of fact or of law. The Trust Agreement provides for indemnification by the Trust of the Trustees and the officers of the Trust except with respect to any matter as to which such person did not act in good faith in the reasonable belief that his action was in the best interests of the Trust, but such person may not be indemnified against any liability to the Trust or the Trust shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office. The Trust Agreement also provides that any agreement or undertaking by the Trustees on behalf of the Trust is binding upon the Trust only and not on the Trustees personally.

PURCHASE, REDEMPTION, AND PRICING OF SHARES

Purchase of Shares

Minimum Investment

The minimum initial investment for each Fund is $1,000 ($50 for the Monthomatic Investment Plan described below) and there is a $50 minimum on all additional investments (excluding reinvestment of dividends and capital gains). Each Fund reserves the right to redeem its Fund accounts that are reduced to a value of less than $1,000 (for any reason other than fluctuation in the market value of the Fund's portfolio securities). Should a Fund elect to exercise this right, the investor will be notified before such redemption is processed that the value of the investor's account is less than $1,000 and that the investor will have sixty days to increase the account to at least the $1,000 minimum amount before the account is redeemed.

Monthomatic Investment Plan

A shareholder may purchase Fund shares through an automatic investment program with a minimum initial investment of $50. With the Monthomatic Investment Plan (the "Monthomatic"), additional monthly investments (minimum $50) are made automatically from the shareholder's account at a bank, savings and loan association, or credit union into the shareholder's Fund account. By enrolling in the Monthomatic, the shareholder authorizes the Fund and its agents to either draw checks or initiate Automated Clearing House ("ACH") debits against the designated account at a bank or other financial institution. Such account must have check or draft writing privileges. A shareholder may terminate the Monthomatic by sending written notice to the Transfer Agent. See "Systematic Investing?The Monthomatic Investment Plan" in the Prospectus for additional information.

Exchange Privilege

A shareholder may exchange some or all of his shares into other funds underwritten by Integrity Funds Distributor. Exchange purchases are subject to the minimum investment requirements of the fund purchased. Exchange redemptions and purchases are processed simultaneously at the share prices next determined after the exchange order is received.

If you exchange from a fund with a lower initial sales charge than the one into which you are exchanging (or from a fund with no sales charge), you will be required to pay a sales charge equal to the difference between the sales charge of the higher-load fund and the sales charge (if any) originally paid with respect to the exchanged shares.

Each exchange involves the redemption of fund shares to be exchanged and the purchase of fund shares. As a result, any gain or loss on the redemption of fund shares exchanged is reportable on the shareholder's federal income tax return. The exchange privilege may be changed or discontinued upon 60 days' written notice to shareholders and is available only to shareholders in states where such exchanges may be legally made. A shareholder considering an exchange should obtain and read the prospectus of the fund and consider the differences between it and the fund whose shares he or she owns before making an exchange.

Sales Charge Reductions and Waivers

Letters of Intent

An investor may qualify for a reduced sales charge immediately by stating his or her intention to invest in one or more of the funds in the Integrity and Viking family of funds (the "Fund Family"), during a 13-month period, an amount that would qualify for a reduced sales charge and by signing a nonbinding Letter of Intent, which may be signed at any time within 90 days after the first investment to be included under the Letter of Intent. After signing the Letter of Intent, each investment made by an investor will be entitled to the sales charge applicable to the total investment indicated in the Letter of Intent. If an investor does not complete the purchases under the Letter of Intent within the 13-month period, the sales charge will be adjusted upward, corresponding to the amount actually purchased. When an investor signs a Letter of Intent, shares of a Fund with a value of up to 5% of the amount specified in the Letter of Intent will be restricted. If the total purchases made by an investor under the Letter of Intent, less redemptions, equals or exceeds the amount specified in the Letter of Intent, the restriction on the shares will be removed. In addition, if the total purchases exceed the amount specified and qualify for a further quantity discount, the Distributor will make a retroactive price adjustment and will apply the adjustment to purchase additional shares at the then current applicable offering price. If an investor does not complete purchases under a Letter of Intent, the sales charge is adjusted upward and, if after written notice to the investor, he or she does not pay the increased sales charge, sufficient restricted shares will be redeemed at the current net asset value to pay such charge. Each Fund reserves the right to modify or terminate this program at any time.

Group Program

Each Fund has a group investment and reinvestment program (the "Group Program") which allows investors to purchase shares of a Fund with a lower minimum initial investment and with a lower sales charge if the investor and the Group Program of which he or she is a participant meet the cost saving criteria set forth below.

Description of Group Program—If the investor's Group Program (such as an employee investment program) meets the requirements described below, a Fund will modify the $1,000 initial investment requirement to such minimum investment as may be determined by the Fund. The sales charge set forth in the Prospectus for each purchase by a participant of a Group Program will be based on (i) the combined current purchases of such group of shares together with (ii) the combined net asset value of shares of such group at the time of such investment. The dealer or agent, if any, through which the Group Program was initiated will be entitled to a dealer concession or agency commission based on the sales charges paid by participants of such Group Program.

Criteria for the Group Program—The cost savings criteria to a Fund that must be met in order for a Group Program to qualify for the benefits set forth above are:

•	The administrator of an investor's investment program must have entered into an agreement with Integrity Funds Distributor.

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Such agreement must provide that the administrator must submit a single order and make payment with a single remittance for all investments during each investment period (e.g., each pay period or distribution period) by all investors who choose to invest through the Group Program.

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Such agreement must provide that the administrator will provide Integrity Fund Services with appropriate backup data for each participating investor in a computerized format compatible with Integrity Fund Services' processing system.

As further requirements for obtaining these special benefits under the Group Program, each Fund requires that investments be in the form of an open account (with no share certificates being issued), that all dividends and other distributions be reinvested in additional shares without any systematic withdrawal program described herein and that the minimum new investment in shares of a Fund by each participant in an employee investment program be at least $25 per month. Each Fund reserves the right to modify or terminate this program at any time.

Rights of Accumulation

A right of accumulation ("ROA") permits an investor to aggregate shares owned by you, your spouse and children or grandchildren under 21 (cumulatively, the "Investor") in some or all funds in the Fund Family to reach a breakpoint discount. The value of shares eligible for a cumulative quantity discount equals the cumulative cost of the shares purchased (not including reinvested dividends) or the current account market value, whichever is greater. The current market value of the shares is determined by multiplying the number of shares by the previous day's net asset value.

A purchase of shares may qualify for a ROA. The applicable sales charge will be based on the total of: (i) the Investor's current purchase of shares in the Fund Family; and (ii) the cumulative cost of shares purchased or the current market value of the shares of the Fund Family held by the Investor, whichever is greater.

For example, if the Investor owned shares worth $40,000 at the current market value and purchased an additional $10,000 of shares, the sales charge for the $10,000 purchase would be at the rate applicable to a single $50,000 purchase.

To qualify for the ROA on a purchase through a broker-dealer, when each purchase is made, the individual investor or broker-dealer must provide the respective fund in the Fund Family with sufficient information to verify that the purchase qualifies for the discount.

In order to determine your eligibility to receive a sales charge discount, it may be necessary to provide your advisor with information and records (including account statements) of all relevant accounts invested in the Fund Family.

Each Fund reserves the right to modify or terminate this program at any time.

Investments of $1 Million or More

For each Fund (other than the Kansas Insured Fund), if you invest $1 million or more, either as a lump sum or through the rights of accumulation quantity discount or letter of intent programs, you can buy shares without an initial sales charge. However, ~~for shares purchased on or after September 1, 2007 (whether as a lump sum, pursuant to the letter of intent program, or otherwise)~~ you may be subject to a 1% contingent deferred sales charge ("CDSC") on shares redeemed within 24 months of purchase (excluding shares purchased with reinvested dividends and/or distributions). For each Fund, the CDSC is based on the cumulative cost of the shares being sold or the current account market value, whichever is less. The CDSC does not apply to shares acquired by reinvesting dividends and/or distributions. Each time you place a redemption request, the Funds will sell any shares in your account that are not subject to a CDSC first. If there are not enough of these shares to meet your request, the shares will be sold in the order in which they were purchased.

Each Fund reserves the right to modify or terminate this program at any time.

Unit Investment Trust Reinvestment

Investors in any series of The Kansas Tax-Exempt Trust formerly sponsored by the Distributor may reinvest distributions of principal and interest from such trust in shares of the Kansas Fund or Kansas Insured Fund with no sales charge and no minimum investment. Investors in any series of The Nebraska Tax-Exempt Trust formerly sponsored by the Distributor may reinvest distributions of principal and interest from such trust in shares of the Nebraska Fund with no sales charge and no minimum investment. Such Funds reserve the right to modify or terminate this program at any time.

Purchases Made by Certain Broker-Dealers and Financial Institutions

Shares of ~~the~~ each Fund~~s~~ may be purchased without an initial sales charge by various individuals and institutions, including:

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current and former officers, trustees, directors, governors and employees of the Fund, its investment adviser, its principal underwriter or certain affiliated companies, for themselves, for members of their immediate families, for any company or corporation in which such persons own a 25% or greater stake, or any trust, pension, profit-sharing or other benefit plan for such persons (immediate family is defined to include the individual, his/her spouse, and their children, parents and siblings);

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registered representatives and employees (including their spouses and dependent children) of broker-dealers having selling group agreements with Integrity Funds Distributor (the Funds' underwriter) or any trust, pension, profit-sharing or other benefit plan for such persons;

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current and former employees (including their spouses and dependent children) of banks and other financial services firms that provide advisory or administrative services related to the Fund pursuant to an agreement with the Fund, Corridor or one of its affiliates, or any trust, pension, profit-sharing or other benefit plan for such persons;

•	individuals and institutions purchasing shares in connection with the acquisition of the assets of or merger or consolidation with another investment company;

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individuals and institutions acquiring shares through reinvestments of distributions from certain unit investment trusts formerly sponsored by Integrity Funds Distributor into the Kansas Fund, the Kansas Insured Fund, and the Nebraska Fund;

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investors purchasing through certain investment advisers, broker-dealers, bank trust departments and other financial services firms, who act solely as an agent for their clients under an arrangement whereby the firm receives an asset based fee or other remuneration and does not receive the standard dealer commission on the purchase;

•	certain 401(k) or 457 retirement plans if the plan is sponsored by an employer (i) with at least 50 employees or (ii) with retirement plan assets of $250,000 or more;

•	foundations and endowments, provided the foundation or endowment has assets of $1 million or more; and

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persons who retain an ownership interest in or who are the beneficial owners of an interest in Corridor, for themselves or members of their immediate families, for any company or corporation in which such persons own a 25% or greater stake, or any trust, pension, profit sharing or other benefit plan for such persons.

A Fund must be notified in advance that an investment qualifies for purchase at net asset value.

~~sold at their net asset value to broker-dealers having sales agreements with the Distributor and registered representatives and other employees of such broker-dealers, including their spouses and children; to financial institutions having sales agreements with the Distributor and employees of such financial institutions, including their spouses and children; and to any broker-dealer, financial institution, or other qualified firm which receives no commissions for selling shares to its clients.~~ The elimination of sales loads to these classes of persons is provided because of reduced sales efforts required and to encourage participation in the Funds.

Financial institutions may purchase shares of the Kansas Insured Fund for their own account or as a record owner on behalf of fiduciary or custody accounts subject to a sales charge equal to 0.75% of the public offering price (0.76% of the net amount invested), which includes a dealer allowance of 0.70% of the public offering price. State securities laws may require financial institutions purchasing for their customers to register as dealers. Financial institutions which purchase shares of the Funds for accounts of their customers may impose separate charges on these customers for account services. Corporate payroll plans which qualify as Group Programs as described above under "Sales Charge Reductions and Waivers" may also purchase shares of the Fund.

The Funds make available, free of charge, more information about sales charge reductions and waivers through the Internet at www.integrityvikingfunds.com, from the Prospectus, or from your financial advisor.

Notification of Quantity Discounts

An investor or his or her dealer or agent must notify Integrity Fund Services whenever a quantity discount is applicable to purchases. Upon such notification, an investor will receive the lowest applicable sales charge. Quantity discounts may be modified or terminated by Integrity Funds Distributor at any time. For more information about quantity discounts, contact the dealer or agent from which the Prospectus was obtained or Integrity Funds Distributor.

Redemption of Fund Shares

Any Fund shareholder may require the Fund to redeem his or her shares. All registered owners must sign a letter of instruction which needs to be signature guaranteed if the request is over $100,000, you want the check payable to someone other than the shareholder of record, or the redemption proceeds are to be mailed to an address other than the address of record. Guaranteed signatures and letters of instruction must then be sent to Integrity Fund Services at P.O. Box 759, Minot, North Dakota 58702. When certificates for shares have been issued, they must be mailed to or deposited with Integrity Fund Services, along with a signed certificate or duly endorsed stock power with signature guarantees for amounts over $100,000 and accompanied by a written request for redemption. Signature guarantees are available from a commercial bank, trust company, savings and loan association, or brokerage firm; a notary public may not provide a signature guarantee. The redemption request and signed certificate or stock power must be signed exactly as the account is registered including any special capacity of the registered owner. Telephone redemption requests by dealers or agents will no longer be processed unless authorized in writing by the shareholder of record.

Alternatively, an investor may place an order to sell shares (whether in certificate or book-entry form) through his or her dealer or agent which has a sales agreement with Integrity Funds Distributor and from which the Fund's Prospectus was received, which dealer or agent may fax, mail, or phone such request to Integrity Funds Distributor. A properly completed shareholder authorization form must accompany all redemption requests executed through your dealer or agent. The investor will receive the net asset value next determined after Integrity Funds Distributor receives such sell order from the dealer or agent, subject to any applicable CDSC. A Fund does not charge for this transaction (other than any applicable CDSC). Authorized dealers may charge additional fees for shareholder transactions or for advisory services.

Payment for shares redeemed will be made in cash as promptly as practicable but in no event later than seven days after receipt of a properly executed letter of instruction accompanied by any outstanding share certificates in proper form for transfer. When a Fund is requested to redeem shares for which it may not yet have received good payment (e.g., certified check on a United States bank), it may delay the mailing of a redemption check until such time as it has assured itself that good payment has been collected for the purchase of such shares (which will generally be within 15 calendar days).

Payment for shares redeemed may also be done through the ACH network. Redemption proceeds are sent to your bank account with the same names as the account registration through an ACH transfer.

The Funds reserve the right to redeem in-kind, that is, to pay redemption requests in cash and portfolio securities, or wholly in portfolio securities. Because you would receive portfolio securities in an in-kind redemption, you will still be subject to market risk and may incur transaction costs in selling the securities.

Additional Information

Each Fund reserves the right to withdraw all or any part of the offering of its shares and to reject purchase orders. Also, from time to time, a Fund may temporarily suspend the offering of its shares to new investors. During the period of such suspension, persons who are already shareholders of the respective Fund normally will be permitted to continue to purchase additional shares and to have dividends reinvested.

In order to facilitate redemptions and to eliminate the need for safekeeping, Integrity Fund Services ~~will no longer~~does not issue certificates for shares of the Funds.

Each Fund may suspend the right of redemption or delay payment more than seven days (a) during any period when the New York Stock Exchange ("NYSE") is closed for trading (other than customary weekend and holiday closings) or trading is restricted, as determined by the SEC, (b) when an emergency exists, as determined by the SEC, making disposal of the Fund's investments or the valuation of net assets not reasonably practicable, or (c) during any period when the SEC has by order permitted a suspension of redemption for the protection of shareholders. The NYSE is currently closed on the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. The amount received by a shareholder upon redemption may be more or less than the amount paid for such shares depending on the market value of the applicable Fund's portfolio securities at the time.

Each Fund reserves the right to redeem Fund accounts that are reduced to a value of less than $1,000 (for any reason other than fluctuation in the market value of the Fund's portfolio securities). See "Minimum Investment" above. Should a Fund elect to exercise this right, the investor will be notified before such redemption is processed that the value of the investor's account is less than $1,000 and that the investor will have sixty days to increase the account to at least the $1,000 minimum amount before the account is redeemed.

Each Fund allocates net interest income to those shares for which the Fund has received payment.

Systematic Withdrawal Program

The owner of $5,000 or more of shares of a Fund (which may not be in certificated form) may provide for the payment from his or her account of any requested dollar amount to his or her designated payee monthly, quarterly, semi-annually, or annually. Sufficient shares will be redeemed from the investor's account for the designated amount (plus any applicable CDSC) so that the payee will receive it on approximately the first or the 25th of the applicable month. Dividend distributions automatically will be reinvested under this program. Depending upon the size of the payments requested, redemptions for the purpose of making such payments may reduce or even exhaust the account. Participation in the program may be terminated at any time by the investor.

It ordinarily will be disadvantageous to an investor to purchase shares while participating in a systematic withdrawal program because he or she will be paying a sales charge to purchase shares at the same time that shares are being redeemed upon which such investor may already have paid a sales charge. Each Fund reserves the right to amend or terminate the systematic withdrawal program on thirty days' notice and investors may withdraw from the program at any time. For additional information, see "Systematic Withdrawal Program" in the Prospectus.

Offering Price

You may purchase shares of a Fund at the public offering price equal to the applicable net asset value per share plus an up-front sales charge imposed at the time of purchase as set forth in the Prospectus. Set forth below is an example of the method of computing the offering price of the shares of each of the Funds. The examples assume a purchase on July 31, 200~~8~~9, of shares from the respective Fund aggregating less than $50,000, subject to the schedule of sales charges set forth in the Prospectus, at a price based on net asset value of the shares.

	Net Asset Value per Share	Per Share Sales Charge*	Per Share Offering Price to the Public	Shares Outstanding**
Kansas Fund	$10.45~~$10.44~~	$0.46	$10.91~~$10.90~~	4,532,514~~4,653,648~~
Maine Fund	$10.62~~$10.44~~	$0.47~~$0.46~~	$11.09~~$10.90~~	1,450,676~~1,521,598~~
Nebraska Fund	$10.01~~$10.03~~	$0.44~~$0.45~~	$10.45~~$10.48~~	2,888,399~~2,715,976~~
New Hampshire Fund	$10.50~~$10.32~~	$0.47~~$0.46~~	$10.97~~$10.78~~	363,590~~356,507~~
Oklahoma Fund	$10.78~~$10.75~~	$0.48	$11.26~~$11.23~~	2,971,207~~3,909,928~~

*	4.25% of public offering price (4.44% of net asset value per share)

**	As of July 31, 200~~8~~9

	Net Asset Value per Share	Per Share Sales Charge*	Per Share Offering Price to the Public	Shares Outstanding**
Kansas Insured Fund	$11.09~~$10.94~~	$0.31	$11.40~~$11.25~~	1,458,649~~1,129,930~~

*	2.75% of public offering price (2.85% of net asset value per share)

**	As of July 31, 200~~8~~9

Shares may be purchased at the public offering price through any securities dealer having a sales agreement with Integrity Funds Distributor. Shares may also be purchased through banks and certain other financial institutions that have agency agreements with Integrity Funds Distributor. These financial institutions will receive transaction fees that are the same as the commissions to dealers and may charge their customers service fees relating to investments in the Fund. Purchase requests should be addressed to the dealer or agent from which the Prospectus was received which has a sales agreement with Integrity Funds Distributor. Such dealer or agent may place a telephone order with Integrity Funds Distributor for the purchase of Fund shares. It is a dealer's or broker's responsibility to promptly forward payment and registration instructions (or completed applications) to Integrity Fund Services for shares being purchased in order for investors to receive the next determined net asset value. Reference should be made to the wire order to ensure proper settlement of the trade. Payment for shares purchased by telephone should be received within three business days. Payment must be received within seven days of the order or the trade may be canceled and the dealer or broker placing the trade will be liable for any losses.

Each Fund receives the net asset value of all its respective shares that are sold. Integrity Funds Distributor retains the full applicable sales charge (the excess of the offering price over the net amount invested) from which it pays the uniform reallowances shown in the Prospectus to investment dealers and to its salesmen who sell Fund shares. From time to time Integrity Funds Distributor may implement programs under which dealers and their representatives may be eligible to participate in which such firms may win nominal awards for certain sales efforts or under which Integrity Funds Distributor will reallow additional concessions to any dealer that sponsors sales contests or recognition programs conforming to criteria established by Integrity Funds Distributor or participates in sales programs sponsored by Integrity Funds Distributor. These programs will not change the price that an investor pays for shares or the amount that a Fund will receive from such sale. See also "Rule 12b-1 Plans" and "Underwriter" for additional information regarding fees paid to broker-dealers and others.

For each Fund (other than the Kansas Insured Fund), if you invest $1 million or more, either as a lump sum or through the rights of accumulation quantity discount or letter of intent programs, you can buy shares without an initial sales charge (although you may be subject to a CDSC as described above under "Purchase, Redemption and Pricing of Shares—Purchase of Shares—Sales Charge Reductions and Waivers"). Integrity Funds Distributor may pay a commission of 1.00%, out of its own resources, to broker-dealers who initiate and are responsible for the purchase of shares of $1 million or more.

The Funds are designed for long-term investors and are not intended for investors that engage in excessive short-term trading activity (including purchases and sales of Fund shares in response to short-term market fluctuations) that may be harmful to the Fund, including but not limited to market timing. Short-term or excessive trading into and out of the Fund by shareholders may present risks to other shareholders of the Fund. These risks may include disruption of portfolio management strategies, increased brokerage and administrative costs, and dilution in value of Fund shares held by long-term shareholders. Each Fund reserves the right to withdraw all or any part of the offering of its shares and to reject purchase orders and will take other actions necessary to stop excessive or disruptive trading activities. Also, from time to time, a Fund may temporarily suspend the offering of its shares to new investors. During the period of such suspension, persons who are already shareholders of the respective Fund normally will be permitted to continue to purchase additional shares and to have dividends reinvested.

TAXATION OF THE FUNDS

[To be updated]

The Funds intend to comply with Subchapter M of the Internal Revenue Code (the "Code") that limits the aggregate value of all holdings (except U.S. Government securities, securities of other regulated investment companies, cash, and cash items, as defined in the Code) that exceed 5% of the Fund's total assets to an aggregate amount of 50% of such assets. Also, holdings of a single issuer (other than U.S. Government securities or the securities of other regulated investment companies) may not exceed 25% of a Fund's total assets. These limits are measured at the end of each quarter. Under the Subchapter M limits, up to 50% of a Fund's total assets may be invested in as few as two single issuers. In the event of decline of creditworthiness or default upon the obligations of one or more such issuers exceeding 5%, an investment in a Fund will entail greater risk than in a portfolio having a policy of "diversification" because a high percentage of the Fund's assets may be invested in municipal obligations of one or two issuers. Furthermore, a high percentage of investments among few issuers may result in a greater degree of fluctuation in the market value of the assets of a Fund and consequently a greater degree of fluctuation of the Fund's net asset value, because the Fund will be more susceptible to economic, political, or regulatory developments affecting these securities than would be the case with a portfolio composed of varied obligations of more issuers.

Federal Income Taxes

Set forth below is a discussion of certain U.S. federal income tax issues concerning each Fund and the purchase, ownership, and disposition of Fund shares. This discussion does not purport to be complete or to deal with all aspects of federal income taxation that may be relevant to shareholders in light of their particular circumstances. Unless otherwise noted, this discussion assumes you are a U.S. shareholder and that you hold your shares as a capital asset. This discussion is based upon present provisions of the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, which change may be retroactive. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of Fund shares, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction. This may not be sufficient for prospective investors to use for the purpose of avoiding penalties under federal tax law.

Each Fund intends to qualify annually and to elect to be treated as a regulated investment company ("RIC") under the Code.

To qualify for the favorable U.S. federal income tax treatment generally accorded to RICs, a Fund must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies and net income derived from an interest in a qualified publicly traded partnership; (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the Fund's assets is represented by cash and cash items (including receivables), U.S. Government securities, the securities of other RICs and other securities, with such other securities of any one issuer generally limited for the purposes of its calculation to an amount not greater than 5% of the value of the Fund's total assets and not greater than 10% of the outstanding voting securities of such issuer and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. Government securities or the securities of other RICs) of any one issuer, or two or more issuers which the Fund controls and are engaged in the same, similar, or related trades or businesses, or one or more qualified publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest, and net short-term capital gains in excess of net long-term capital losses) and at least 90% of its net tax-exempt interest income each taxable year.

As a RIC, each Fund generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes to shareholders. Each Fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income and net capital gain. If a Fund retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, the Fund distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year; (2) at least 98% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year; and (3) any ordinary income and capital gains for previous years that were not distributed during those years. To prevent application of the excise tax, each Fund intends to make its distributions in accordance with the calendar year distribution requirement. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by the Fund in October, November, or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

Based on information provided by the Funds, each Fund has capital loss carry-forwards for tax purposes that, as of July 31, 2009~~8~~, amounted to:

Kansas Fund	$8,124,446~~8,692,469~~
Kansas Insured Fund	$1,236,337~~1,315,125~~
Maine Fund	$464,704~~664,401~~
Nebraska Fund	$3,008,426~~3,157,412~~
New Hampshire Fund	$148,062
Oklahoma Fund	$2,245,430~~2,273,200~~

If a Fund failed to qualify as a RIC or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its shareholders) and all distributions out of earnings and profits would be taxed to shareholders as dividend income, including any dividends attributable to tax-exempt interest income earned by the Fund.

The remainder of this discussion is based on the assumption that each Fund will qualify at all times as a RIC.

Distributions

If, at the close of each quarter of the taxable year of a Fund, at least 50% of the value of the respective Fund's total assets consists of tax-exempt municipal securities, then such Fund is authorized to pay exempt-interest dividends to its shareholders. An exempt-interest dividend is any dividend or part thereof (other than a capital gain dividend) properly designated by the Fund in a written notice mailed to its shareholders within 60 days after the close of its taxable year. The maximum amount of dividends for a year that a Fund may designate as exempt-interest dividends is equal to its net tax-exempt interest earned from municipal securities for such year. Each Fund intends to invest in sufficient municipal securities so that it will qualify to pay exempt-interest dividends to its shareholders and to provide timely notice to its shareholders of the portion of its dividends that so qualify.

Exempt-interest dividends distributed to shareholders generally are excluded from gross income for federal income tax purposes except in the case of certain substantial users of facilities financed with the proceeds of certain of the bonds owned by the Fund and related persons. Such exempt-interest dividends may be taken into account in determining the alternative minimum tax, as discussed hereinafter. The percentage of income that is tax-exempt is generally applied uniformly to all distributions made during each calendar year and thus is an annual average for a Fund rather than a day-by-day determination for each shareholder whether received in shares or in cash.

Insurance proceeds received by a Fund under any insurance policies which represent maturing interest on defaulted obligations held by the Fund will be excludable from federal gross income if and to the same extent as such interest would have been so excludable if paid by the issuer of the defaulted obligation, provided that at the time such policies are purchased, the amounts paid for such policies are reasonable, customary, and consistent with the reasonable expectation that the issuer of the obligation, rather than the insurer, will pay debt service on the bonds.

The market discount rules of the Code apply to tax-exempt municipal securities purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory de minimis rule. Market discount can arise based on the price a Fund pays for municipal securities. Market discount is taxable as ordinary income. Market discount that accretes while a Fund holds a municipal security is recognized as ordinary income by the Fund when principal payments are received on the municipal security or upon sale or at redemption (including early redemption), unless the Fund elects to include market discount in taxable income as it accrues. Distributions to shareholders of a Fund, to the extent of any market discount that is included in the Fund's taxable income, is taxable to shareholders as ordinary income.

For both individuals and corporations, interest paid on certain "private activity bonds" issued on or after August 8, 1986, will be treated as an item of tax preference and may, therefore, be subject to the alternative minimum tax. To the extent provided by regulations to be issued by the Secretary of the Treasury, exempt-interest dividends paid by a Fund will be treated as interest on private activity bonds to the extent of the proportionate amount of interest on such private activity bonds received by the Fund. Such exempt-interest dividends constitute a tax preference item subject to both the individual and corporate alternative minimum tax. Each Fund will annually supply shareholders with a report indicating the percentage of Fund income attributable to bonds subject to the alternative minimum tax.

Exempt-interest dividends received by a shareholder which are not attributable to certain "private activity bonds" are not treated as a tax preference item. However, for certain corporate shareholders such dividends will be included in the computation of an adjustment item used in determining such corporation's alternative minimum tax. The adjustment item is 75% of the excess of such corporate shareholder's "adjusted current earnings" over its other alternative minimum taxable income with certain adjustments. Although exempt-interest dividends received by a shareholder will not be included in the gross income of corporations for federal income tax purposes, "adjusted current earnings" include all tax-exempt interest, including exempt-interest dividends received from the Fund. Corporate shareholders are advised to consult their tax advisors with respect to the tax consequences of the alternative minimum tax and the branch profits tax under Section 884 of the Code.

Under Section 86 of the Code, up to 85% of a social security recipient's benefits may be included in gross income for a benefit recipient if the sum of his adjusted gross income, income from tax-exempt sources such as tax-exempt bonds and distributions made by a Fund, plus 50% of his social security benefits exceed certain base amounts. Exempt-interest dividends from the Fund are still excluded from gross income to the extent described above; they are however included in the calculation of whether a recipient's income exceeds certain established amounts.

Interest on indebtedness which is incurred to purchase or carry shares of a mutual fund which distributes exempt-interest dividends during the year is not deductible for federal income tax purposes. Further, a Fund may not be an appropriate investment for persons who are "substantial users" of facilities financed by industrial development bonds held by the respective Fund or are "related persons" to such users; such persons should consult their tax advisors before investing in the respective Fund.

Dividends paid out of the Fund's investment company taxable income are generally taxable to a shareholder as ordinary income to the extent of the Fund's earnings and profits, whether paid in cash or reinvested in additional shares. Because the Funds invest in debt securities rather than stock of corporations, it is anticipated that none or only a small portion of the Fund's distributions paid to individual shareholders will be qualified dividend income eligible for taxation at long-term capital gain tax rates.

Because the Funds do not intend to invest with a view to maximizing the portion of the Fund's distributions qualifying for the dividends received deduction, any corporate shareholder who otherwise would qualify for the dividends received deduction should assume that dividends paid to it out of the Fund generally will not qualify for the dividends received deduction.

Distributions of net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, properly designated as capital gain dividends are taxable to a shareholder as long-term capital gains, regardless of how long the shareholder has held Fund shares.

Shareholders receiving distributions in the form of additional shares, rather than cash, generally will have a cost basis in each such share equal to the value of a share of the Fund on the reinvestment date. A distribution of an amount in excess of the Fund's current and accumulated earnings and profits will be treated by a shareholder as a return of capital which is applied against and reduces the shareholder's basis in his or her shares. To the extent that the amount of any such distribution exceeds the shareholder's basis in his or her shares, the excess will be treated by the shareholder as gain from a sale or exchange of the shares.

Shareholders will be notified annually as to the U.S. federal income tax status of distributions and shareholders receiving distributions in the form of additional shares will receive a report as to the value of those shares.

Sale or Exchange of Fund Shares

Upon the sale or other disposition of shares of the Fund, which a shareholder holds as a capital asset, such a shareholder may realize a capital gain or loss which will be long-term or short-term, depending upon the shareholder's holding period for the shares. Generally, a shareholder's gain or loss will be a long-term gain or loss if the shares have been held for more than one year.

Any loss realized on a sale or exchange will be disallowed to the extent that the shares disposed of are replaced (including through reinvestment of dividends) within a period of 61 days, beginning 30 days before and ending 30 days after disposition of shares or to the extent that the shareholder, during such period, acquires or enters into an option or contract to acquire substantially identical stock or securities. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. If a shareholder receives an exempt-interest dividend from a Fund and sells his or her share at a loss after holding it for six months or less, the loss will be disallowed to the extent of the amount of the exempt-interest dividend. Any loss (to the extent not disallowed as described in the prior sentence) realized by a shareholder on a disposition of Fund shares held by the shareholder for six months or less will be treated as a long-term capital loss to the extent of any distributions of net capital gain received by the shareholder with respect to such shares. In addition, a shareholder cannot take into account any sales or similar charge incurred in acquiring shares of a Fund (a "load charge") in computing gain or loss on the sale of shares of a Fund if the shareholder sells such shares within 90 days of the date the shares are acquired and the shareholder obtains and subsequently exercises the right to reinvest in shares of any mutual fund without the payment of a load charge or with the payment of a reduced charge. (However, such charges shall be treated as incurred in connection with the reinvestment in the shares and will be included in the adjusted basis of such shares.)

Nature of Fund's Investment

Certain of the Fund's investment practices are subject to special and complex federal income tax provisions that may, among other things: (i) disallow, suspend, or otherwise limit the allowance of certain losses or deductions; (ii) convert lower taxed long-term capital gain into higher taxed short-term capital gain or ordinary income; (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited); (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash; (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur; and (vi) adversely alter the characterization of certain complex financial transactions.

Futures Contracts and Options

The Fund's transactions in futures contracts and options on futures contracts will be subject to special provisions of the Code that, among other things, may affect the character of gains and losses realized by the Fund (i.e., may affect whether gains or losses are ordinary or capital, or short-term or long-term), may accelerate recognition of income to the Fund and may defer Fund losses. These rules could, therefore, affect the character, amount, and timing of distributions to shareholders. These provisions also (a) will require the Fund to mark-to-market certain types of the positions in its portfolio (i.e., treat them as if they were closed out) and (b) may cause the Fund to recognize income without receiving cash with which to make distributions in amounts necessary to satisfy the 90% distribution requirement for qualifying to be taxed as a RIC and the 98% distribution requirement for avoiding excise taxes. The Fund will monitor its transactions, will make the appropriate tax elections, and will make the appropriate entries in its books and records when it acquires any futures contract, option, or hedged investment in order to mitigate the effect of these rules and prevent disqualification of the Fund from being taxed as a regulated investment company.

Backup Withholding

The Funds may be required to withhold U.S. federal income tax from all taxable distributions and sale proceeds payable to shareholders who fail to provide the Funds with their correct taxpayer identification number or to make required certifications, or who have been notified by the Internal Revenue Service that they are subject to backup withholding. The withholding percentage is 28% until 2011, at which time the percentage will revert to 31% unless amended by Congress. Corporate shareholders and certain other shareholders specified in the Code generally are exempt from such backup withholding. Special U.S. tax certification requirements apply to non-U.S. investors. This withholding is not an additional tax. Any amounts withheld may be credited against the shareholder's U.S. federal income tax liability.

Other Transactions

Fund shareholders may be subject to state, local and foreign taxes on their Fund distributions. Shareholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

Non-U.S. Investors

U.S. taxation of a shareholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, a foreign corporation, or foreign partnership ("non-U.S. shareholder") depends on whether the income of the Fund is "effectively connected" with a U.S. trade or business carried on by the shareholder.

Income not Effectively Connected

If the income from the Fund is not "effectively connected" with a U.S. trade or business carried on by the non-U.S. shareholder, distributions of investment company taxable income, generally not including exempt-interest dividends, will generally be subject to a U.S. tax of 30% (or lower treaty rate), which tax is generally withheld from such distributions.

Distributions of capital gain dividends and any amounts retained by the Fund which are designated as undistributed capital gains will not be subject to U.S. tax at the rate of 30% (or lower treaty rate) unless the non-U.S. shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements. However, this 30% tax on capital gains of nonresident alien individuals who are physically present in the United States for more than the 182 day period only applies in exceptional cases because any individual present in the United States for more than 182 days during the taxable year is generally treated as a resident for U.S. income tax purposes; in that case, he or she would be subject to U.S. income tax on his or her worldwide income at the graduated rates applicable to U.S. citizens, rather than the 30% U.S. tax. In the case of a non-U.S. shareholder who is a nonresident alien individual, the Fund may be required to withhold U.S. income tax from distributions of net capital gain unless the non-U.S. shareholder certifies his or her non-U.S. status under penalties of perjury or otherwise establishes an exemption. If a non-U.S. shareholder is a nonresident alien individual, any gain such shareholder realizes upon the sale or exchange of such shareholder's shares of the Fund in the United States will ordinarily be exempt from U.S. tax unless the gain is U.S. source income and such shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements.

Dividends paid by the Fund to shareholders who are nonresident aliens or foreign entities and that are derived from short-term capital gains and qualifying net interest income (including income from original issue discount and market discount), and that are properly designated by the Fund as "interest-related dividends" or "short-term capital gain dividends," will generally not be subject to United States withholding tax, provided that the income would not be subject to federal income tax if earned directly by the foreign shareholder. In addition, capital gains distributions attributable to gains from U.S. real property interests (including certain U.S. real property holding corporations) will generally be subject to United States withholding tax and will give rise to an obligation on the part of the foreign shareholder to file a United States tax return. The provisions contained in the legislation relating to distributions to shareholders who are nonresident aliens or foreign entities generally would apply to distributions with respect to taxable years of the Fund beginning prior to 2010.

Income Effectively Connected

If the income from the Fund is "effectively connected" with a U.S. trade or business carried on by a non-U.S. shareholder, then distributions of investment company taxable income, generally not including exempt-interest dividends, and capital gain dividends, any amounts retained by the Fund which are designated as undistributed capital gains and any gains realized upon the sale or exchange of shares of the Fund will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents, and domestic corporations. Non-U.S. corporate shareholders may also be subject to the branch profits tax imposed by the Code. The tax consequences to a non-U.S. shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. shareholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

State Taxes

The treatment of certain dividends from each Fund under particular state taxes is discussed below. It should be noted that this treatment may change if a Fund ever fails to qualify as a RIC for federal income tax purposes. This discussion is based on state laws as enacted and construed on the date of this SAI and in certain cases is based on administrative guidance from state revenue departments. These laws and interpretations can, of course, change at any time. Only certain specific taxes are discussed below and Fund shares and Fund distributions may be subject to other state and local taxes. In addition, the discussions below are generally limited to Fund distributions attributable to certain tax-exempt interest. Generally, other distributions from a Fund are subject to all state income taxes, except that under certain circumstances, many states do provide exemptions for distributions attributable to interest on certain United States government obligations. Additionally, you may be subject to state income tax to the extent you sell or exchange fund shares and realize a capital gain on the transaction.

Generally, unlike the federal individual income tax, state income taxes do not provide beneficial treatment of long-term capital gains, including capital gains dividends from a Fund. Further, most states restrict deductions for capital losses.

Ownership of shares in a Fund could result in other state and local income tax consequences to certain taxpayers. For example, interest expense incurred or continued to purchase or carry shares of Fund, if the Fund distributes dividends exempt from a particular state income tax, generally is not deductible for purposes of that income tax.

Prospective investors should consult their tax advisors with respect to all state and local tax issues related to the ownership of shares in a Fund and the receipt of distributions from a Fund.

Kansas Fund and Kansas Insured Fund

Exempt interest dividends from the Kansas Fund and Kansas Insured Fund that are excluded from gross income for federal income tax purposes and that are attributable to interest on (i) obligations of the State of Kansas or its political subdivisions issued after December 31, 1987; (ii) obligations of the State of Kansas or its political subdivisions issued prior to January 1, 1988, the interest on which is expressly exempt from income tax under Kansas law; and (iii) obligations of possessions of the United States that are exempt from state taxation under federal law, are excluded from taxable income for purposes of the income tax imposed by the State of Kansas on individuals, fiduciaries, and corporations (other than insurance companies, banks, trust companies, and savings and loan associations). Distributions from the Kansas Fund and Kansas Insured Fund, including exempt-interest dividends, may be subject to the taxes imposed by the State of Kansas on insurance companies and on banks, trust companies, and savings and loan associations, when received by shareholders subject to such taxes.

Maine Fund

Exempt-interest dividends from the Maine Fund that are excluded from gross income for federal income tax purposes and that are derived from interest on: (i) certain obligations of the State of Maine and its political subdivisions that are exempt from Maine income taxation under Maine law; and (ii) obligations of United States possessions that are exempt from state taxation under federal law, are excluded from taxable income for purposes of the income tax imposed by the State of Maine on individuals, trusts, estates, and corporations. However, dividends taken into account in determining a taxpayer's federal alternative minimum tax liability may also be taken into account in determining the taxpayer's state minimum tax imposed by the State of Maine. Shares of the Maine Fund and dividends from the Maine Fund may also be taken into account in determining the amount of the franchise tax imposed by the State of Maine on certain financial institutions.

Nebraska Fund

Exempt-interest dividends from the Nebraska Fund that are excluded from gross income for federal income tax purposes and that are derived from and are reported to an investor as being derived from, interest on: (i) obligations of the State of Nebraska or its political subdivisions; and (ii) obligations of United States possessions that are exempt from state taxation under federal law are excluded from taxable income for purposes of the income taxes imposed by the State of Nebraska on individuals, trusts, estates, and corporations. However dividends taken into account in determining a taxpayer's federal alternative minimum tax liability may affect an investor's tax liability under the income taxes imposed by the State of Nebraska. Dividends from the Nebraska Fund could affect the maximum franchise tax rate imposed by the State of Nebraska on certain financial institutions.

New Hampshire Fund

Exempt-interest dividends from the New Hampshire Fund that are excluded from gross income for federal income tax purposes and that are derived from and are reported to an investor as being derived from, interest on obligations of the State of New Hampshire or its political subdivisions are excluded from income for purposes of the Income (Interest and Dividends) Tax and Business Profits Tax imposed by the State of New Hampshire. Exempt-interest dividends from the New Hampshire Fund that are excluded from gross income for federal income tax purposes and that are attributable to obligations of United States possessions that are exempt from state taxation under federal law may be subject to the Income (Interest and Dividends) Tax imposed by the State of New Hampshire.

Oklahoma Fund

Exempt-interest dividends from the Oklahoma Fund that are excluded from gross income for federal income tax purposes and that are attributable to interest on: (i) obligations of the State of Oklahoma or its political subdivisions, to the extent that such interest is specifically exempt from income taxation under the laws of the State of Oklahoma; and (ii) obligations of possessions of the United States that are exempt from state taxation under federal law, are excluded from taxable income for purposes of the income tax imposed by the State of Oklahoma on individuals and corporations.

The tax discussion set forth above is for general information only. Annually, shareholders of a Fund receive information as to the tax status of distributions made by the Fund in each calendar year. The foregoing relates to federal and state income taxation as in effect as of the date of this SAI. Investors should consult their own tax advisors regarding the federal, state, local, foreign, and other tax consequences of an investment in a Fund, including the effects of any change or any proposed change, in the tax laws.

DIVIDENDS

All of the net investment income of each Fund is declared daily as a dividend on shares for which the applicable Fund has received payment. Net investment income of a Fund consists of all interest income earned on portfolio assets less all expenses of such Fund. Income dividends will be distributed monthly and dividends of net realized short-term and long-term capital gains, if any, would normally be paid out once a year in December. Each Fund may at any time vary the foregoing dividend practices and, therefore, each Fund reserves the right from time to time to either distribute or retain for reinvestment such of its net investment income and its net short-term and long-term capital gains as the Board of Trustees of the Fund determines appropriate under the then current circumstances. In particular and without limiting the foregoing, each Fund may make additional distributions of net investment income or capital gain net income in order to satisfy the minimum distribution requirements contained in the Code.

Each Fund automatically will credit monthly distributions and any capital gain distributions to an investor's account in additional shares of the respective Fund valued at net asset value on the date such distributions are payable, without sales charge, unless an investor notifies Integrity Fund Services to have distributions received in cash. Distributions that are reinvested are treated as cash distributions for income tax purposes.

Dividends that are not reinvested are paid by check or transmitted electronically to your bank account. If paid by check, a check will be generated on the date on which distributions are payable for dividends to be received in cash. A shareholder can expect to receive this check within seven days. If the U.S. Postal Service cannot deliver the check or if the check remains uncashed for six months, a letter will be sent to the shareholder. If the shareholder has not cashed the check or called within a month, and if such shareholder has shares in his or her account, the check will be reinvested in the shareholder's account at the then-current net asset value. If the shareholder has a zero balance, Integrity Fund Services will contact the shareholder by phone or contact his or her broker. If the shareholder has misplaced or lost the check, a new check will be issued.

Distribution checks may be sent to parties other than the investor. Integrity Fund Services will accept a letter from the shareholder. Please attach a voided check if payable to your bank account (signature guarantee is not required). If payable to a person or address other than the person or address under which the shares are registered, a signature guarantee is required.

UNDERWRITER

Distribution of Securities

Shares of each Fund are offered on a continuous basis through Integrity Funds Distributor, a wholly-owned subsidiary of Corridor since July 31, 2009. Prior to July 31, 2009, Integrity Funds Distributor was a wholly-owned subsidiary of Integrity~~the Company~~. See "Principal Underwriter" above. Pursuant to a Distribution and Services Agreement with each Fund, Integrity Funds Distributor will purchase shares of the Funds for resale to the public, either directly or through securities brokers, dealers, banks, or other agents and is obligated to purchase only those shares for which it has received purchase orders. Integrity Funds Distributor has agreed to use its best efforts to solicit orders for the sale of the applicable Fund's shares. Integrity Funds Distributor receives for its services the excess, if any, of the sales price of a Fund's shares less the net asset value of those shares and reallows a majority or all of such amounts to the dealers who sold the shares; Integrity Funds Distributor may act as such a dealer. The staff of the SEC takes the position that dealers who receive 90% or more of the applicable sales charge may be deemed underwriters under the 1933 Act.

The following table reflects the amount of underwriting commissions for each Fund specified and the amount retained by the Distributor for each of the last three fiscal years.

	Underwriting Commissions for the Fiscal Year Ended			Amount Retained by the Distributor for the Fiscal Year Ended
	7/31/07~~6~~	7/31/08~~7~~	7/31/09~~8~~	7/31/07~~6~~	7/31/08~~7~~	7/31/09~~8~~
Kansas Fund	$18,141~~27,494~~	$37,317~~18,141~~	$53,394~~37,317~~	$3,270~~5,018~~	$4,999~~3,270~~	$9,453~~4,999~~
Kansas Insured Fund	$16,064~~6,305~~	$20,495~~16,064~~	$29,451~~20,495~~	$1,906~~697~~	$1,808~~1,906~~	$3,751~~1,808~~
Maine Fund	$7,712~~8,936~~	$10,111~~7,712~~	$38,466~~10,111~~	$1,292	$1,830~~1,292~~	$6,708~~1,830~~
Nebraska Fund	$20,630~~31,229~~	$34,417~~20,630~~	$82,384~~34,417~~	$3,797	$4,809~~3,797~~	$14,917~~4,809~~
New Hampshire Fund	$640~~9,297~~	$7,979~~640~~	$7,192~~7,979~~	$115~~1,540~~	$486~~115~~	$1,343~~486~~
Oklahoma Fund	$165,954~~68,988~~	$92,073~~165,954~~	$62,655~~92,073~~	$12,130~~13,214~~	$7,125~~12,130~~	$11,538~~7,125~~

Compensation

The following table sets forth the amount of underwriting commissions, brokerage commissions, compensation on redemptions, and any other compensation received by the Distributor from the respective Fund indicated below during the most recent fiscal year.

	Net Underwriting Discounts and Commissions	Compensation on Redemptions and Repurchases	Brokerage Commissions	Other Compensation(1)
Kansas Fund	$9,453~~4,999~~	$0	$0	$116,824~~127,697~~
Kansas Insured Fund	$3,751~~1,808~~	$0	$0	$0
Maine Fund	$6,708~~1,830~~	$0	$0	$36,946~~40,664~~
Nebraska Fund	$14,917~~4,809~~	$0	$0	$68,318~~69,542~~
New Hampshire Fund	$1,343~~486~~	$0	$0	$9,322~~9,778~~
Oklahoma Fund	$11,538~~7,125~~	$9,221~~0~~	$0	$92,345~~121,365~~

(1) Integrity Funds Distributor received this amount under the 12b-1 plan of the respective Fund.

Other Compensation to Certain Dealers

The Distributor or one or more of its affiliates, at their own expense, currently provide additional compensation to certain investment dealers that sell shares of the funds ("Integrity/Viking funds") distributed by the Distributor. The level of payments made to a particular dealer in any given year will vary. A number of factors, as enumerated in the Prospectus, will be considered in determining the level of payments. The Distributor makes these payments to help defray marketing and distribution costs incurred by particular dealers in connection with the sale of Integrity/Viking funds, including costs associated with educating a firm's financial advisors about the features and benefits of the Integrity/Viking funds. The Distributor will, on a regular basis, determine the advisability of continuing these payments. Additionally, the Distributor or one or more of its affiliates may also directly sponsor various meetings that facilitate educating financial advisors and shareholders about the Integrity/Viking funds.

In fiscal year 2010~~09~~, the Distributor expects that it will pay additional compensation to the following dealers:

Charles Schwab
Fiserv
Morgan Stanley
~~UBS Financial~~
National Financial Services
Pershing
Prudential Financial
Trust Linx
Raymond James
Edward Jones

EXPENSES OF THE FUNDS

The expenses of the Trust and of the Funds include among others:

•	organization and certain offering expenses of the Funds (including out-of-pocket expenses, but not including the Investment Adviser's overhead and employee costs);

•	fees payable to the Investment Adviser and to any other Fund advisers or consultants;

•	legal expenses;

•	auditing and accounting expenses;

•	interest expenses;

•	telephone, telex, facsimile, postage, and other communications expenses;

•	taxes and governmental fees;

•	fees, dues, and expenses incurred by or with respect to the Funds in connection with membership in investment company trade organizations;

•	cost of insurance relating to fidelity coverage for the Trust's officers and employees;

•	fees and expenses of the Funds' administrator or of any custodian, subcustodian, transfer agent, fund accounting agent, registrar, or dividend disbursing agent of the Funds;

•	payments for portfolio pricing or valuation services to pricing agents, accountants, bankers, and other specialists, if any;

•	expenses of preparing share certificates, if any;

•	other expenses in connection with the issuance, offering, distribution, or sale of securities issued by the Funds;

•	expenses relating to investor and public relations;

•	expenses of registering shares of the Funds for sale and of compliance with applicable state notice filing requirements;

•	freight, insurance, and other charges in connection with the shipment of the Funds' portfolio securities;

•

brokerage commissions or other costs of acquiring or disposing of any portfolio securities or other assets of the Funds, or of entering into other transactions or engaging in any investment practices with respect to the Funds;

•	expenses of printing and distributing prospectuses, Statements of Additional Information, reports, notices, and dividends to shareholders;

•	costs of stationery or other office supplies;

•	any litigation expenses;

•	costs of shareholders' and other meetings;

•

the compensation and all expenses (specifically including travel expenses relating to the Funds' business) of officers, Trustees, and employees of the Trust who are not interested persons of the Investment Adviser; and

•

travel expenses (or an appropriate portion thereof) of officers or Trustees of the Trust who are officers, governors, or employees of the Investment Adviser to the extent that such expenses relate to attendance at meetings of the Board of Trustees of the Trust with respect to matters concerning a Fund, or any committees thereof or advisers thereto.

~~Each Fund's expenses include, among others: management and investment advisory fees; accounting and administrative fees; taxes; brokerage fees and commissions, if any; fees of Trustees (subject to certain exceptions); any Rule 12b-1 distribution or service fees; expenses of Trustees' and shareholders' meetings; insurance premiums; expenses of redemption of shares; expenses of issue and sale of shares (to the extent not borne by the Distributor); association membership dues; charges of a Fund's custodian; bookkeeping, auditing, and legal expenses; and the fees and expenses of registering a Fund and its shares with the Securities and Exchange Commission, registering or qualifying its shares under state securities laws, and the expenses of preparing and mailing prospectuses and reports to shareholders.~~

FINANCIAL STATEMENTS

The audited financial statements of the ~~Kansas Fund, Kansas Insured Fund, Nebraska Fund, Oklahoma Fund, New Hampshire Fund (formerly New Hampshire TaxSaver Bond Fund), and Maine Fund (formerly Maine TaxSaver Fund)~~Funds for their most recent fiscal year appear in such Funds' annual reports, which are incorporated herein by reference. The Funds' annual reports are available without charge by calling 800-276-1262.

APPENDIX A—STATE FACTORS

[to be updated]

The information regarding states was obtained from official statements of issuers located in the respective states as well as from other publicly available official documents and statements. The Funds have not independently verified any of the information contained in such statements and documents. The state information below is intended only as a general summary and is not intended as a discussion of any specific factor that may affect any particular obligation or issuer. While the following summarizes certain information currently available from the above sources, it does not reflect economic conditions or developments that may have occurred or trends that may have materialized since the dates indicated. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of issuers of municipal securities, could affect or could have an adverse impact on the financial condition of a state and its various agencies and political subdivisions or U.S. territories and possessions. ~~Integrity Money~~Viking Management is unable to predict whether or to what extent such factors or other factors may affect issuers of municipal securities in which a Fund invests, the market value or marketability of these municipal securities or the ability of the respective issuers of the municipal securities acquired by a Fund to pay interest on or principal of the municipal securities.

Factors Pertaining to Kansas

[To come]

~~Since the Kansas Fund and Kansas Insured Fund each invest a significant portion of their respective assets in Kansas municipal securities, such Funds are susceptible to political, economic or regulatory factors affecting issuers of Kansas municipal obligations.~~

~~The state government is comprised of three branches: the Executive Branch, with the Governor as chief executive; the Legislative Branch, consisting of a Senate of 40 members and a House of Representatives of 125 members; and the Judicial Branch, which includes the Supreme Court, the Appeals Court and the District Trial Courts. The annual budget serves as the foundation of the state's financial planning and control. On or before October 1, agencies are required to submit annually or biennially budget estimates for the next fiscal year to the Division of Budget. These estimates are used in preparing the Governor's budget report. On or before the eighth calendar day of each regular legislative session, the Governor is required to submit the budget report to the Legislature. However in the case of the regular legislative session immediately following the election of a governor who was elected to the Office of Governor for the first time, that governor must submit the budget report to the Legislature on or before the 21st calendar day of that regular session.~~

~~According to the Kansas Department of Labor Kansas Labor Market Information News Release for July 2007, employment for non-farm jobs in the state of Kansas for June 2007 was improving. Compared to June 2006, employment increased by 32,800 jobs for a total of 1.4 million non-farm jobs. Kansas had 12 consecutive months of over-the-year job growth from June 2006 to June 2007. The unemployment rate was 4.8 percent for June 2007, compared to 4.7 percent in June 2006.~~

~~In fiscal year 2007, net assets increased by $536.5 million or 5.1 percent. Net assets of governmental activities increased by $413.4 million, and net assets of the business-type activities increased $123.1 million. The combined net assets of the state (government and business-type activities) totaled $11.1 billion at the end of 2007, compared to $10.5 billion at the end of the previous year, an increase of 5.1 percent. The largest portion of net assets reflects investment in capital assets such as land, buildings, equipment, and infrastructure (roads, bridges, and other immovable assets), less any related debt used to acquire those assets still outstanding. The state uses these capital assets to provide services to citizens; consequently, these assets are not available for future spending.~~

~~Differences existed between the original 2007 budget and the final budget. Revenue estimates were raised by approximately $140.1 million in fiscal year 2007 and expenditure estimates were raised by approximately $132.4 million in fiscal year 2007. The original estimates provided for an excess of revenues over expenditures of $73.5 million. The final budget in fiscal year 2007 provided for an excess of $81.2 million of revenues over expenditures. Subsequently, fiscal year 2007 was closed with an excess of revenues over expenditures of $198.9 million.~~

~~During 1990, the Kansas legislature enacted legislation-establishing minimum ending balances for the state General Fund to ensure financial solvency for the state. The act established targeted year-end state General Fund balances as a percentage of state expenditures for the forthcoming fiscal year. This act was phased in over several years and currently requires an ending balance of at least 7.5 percent of expenditures and demand transfers.~~

~~The focus of the state's governmental funds is to provide information on near-term inflows, outflows, and balances of expendable resources. Such information is useful in assessing the financing requirements. In particular, unreserved fund balance may serve as a useful measure of a government's net resources available for spending at the end of the fiscal year. For fiscal year 2007, the governmental funds reported a combined ending fund balance of $1.4 billion, an increase of $35.8 million in comparison with 2006. Part of this fund balance was reserved to indicate that it was not available for new spending because it had already been committed to liquidate contracts and purchase orders of the fiscal year 2006 in the amount of $1.1 billion and for advances in the amount of $144.3 million.~~

~~The General Fund is the chief operating fund of the state. At the end of fiscal year 2007, unreserved fund balance of the General Fund was $792 million, while the total fund balance reached $820.9 million. As a measure of liquidity of the General Fund, it may be useful to compare both unreserved fund balance and total fund balance to total fund expenditures. Unreserved fund balance represents 12.8 percent of total General Fund expenditures, while total fund balance represents 13.3 percent of that same amount. The fund balance in the General Fund increased by $148.9 million during fiscal year 2007.~~

~~The state of Kansas finances a portion of its capital expenditures with various debt instruments. Revenue bonds and loans from the Pooled Money Investment Board finance most debt-financed capital improvements for buildings, while "master lease" and "third-party" financing pays for most capital equipment. The state of Kansas does not have the statutory authority to issue general obligation bonds. The Legislature has authorized the issuance of specific purpose revenue bonds and other forms of long-term obligations. Kansas Development Finance Authority ("KDFA") is a public body politic and corporate, constituting an independent instrumentality of the state of Kansas. It was created to enhance the ability of the state to finance capital improvements and improve access to long-term financing for state agencies, political subdivisions, public and private organizations, and businesses. The total long-term bond debt obligations decreased by $51.7 million during fiscal year 2007. The key factor in this decrease was the scheduled and early principal paid on bonds exceeded the bonds issued during fiscal year 2007. Bonds issued during fiscal year 2007 included $13.2 million for state of Kansas Projects, KDFA Series 2006L, $24.8 million for Transportation Revolving Funds, KDFA Series 2006 TR, $27.8 million for KSU Housing System, KDFA Series 2007A, $6.3 million for KU Recreation Center Expansion, KFDA 2007E, and $34.5 million for the IMPACT program, KDFA Series 2007F.~~

~~The state's total long-term debt obligation showed a net decrease of $13.7 million (0.3 percent) during fiscal year 2007. This decrease was primarily due to a $37.8 million decrease in revenue bonds, a $13.9 million decrease in STAR bonds, and a $38 million increase in other long-term obligations.~~

~~The state of Kansas has no general obligation debt rating because it issues no general obligations debt by Constitutional law; however, as of November 2008, S&P and Moody's assigned an issuer credit rating of AA+ and Aa2 respectively, to the state of Kansas. There can be no assurances that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local Kansas issuers may be unrelated to the creditworthiness of obligations issued by the state of Kansas, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.~~

~~The state is a defendant in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the state arising from alleged torts, alleged breaches of contracts, condemnation proceedings and other alleged violations of state and Federal laws. Known claims, asserted and unasserted, have been evaluated for the likelihood of an unfavorable outcome. After review, it is the state's opinion, according to the state's financial report, that its ultimate liability in these cases, if any, is not expected to have a material adverse effect on the state's financial position.~~

~~The above information provided is only a brief summary of the complex factors affecting the financial situation in Kansas and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the preceding information. It is based in part on information obtained from various state and local agencies in Kansas or contained in Official Statements for various Kansas municipal obligations.~~

Factors Pertaining to Maine

[To come]

~~Since the Maine Fund invests a significant portion of its assets in Maine municipal securities, the Maine Fund is susceptible to political, economic or regulatory factors affecting issuers of Maine municipal obligations.~~

~~Maine continued to grow consistent with the other New England states in 2007. The state is home to many renowned institutions of higher education, both public and private, industries, vacation areas, and world famous retailers, keeping the economy relatively stable and an incubator for new ideas and growth. Unemployment remained close to the national average due to these stabilization factors. Maine's economy remained diversified.~~

~~Inflation continued to rise in 2007. The Consumer Price Index rose by 2.6 percent from July 2006 to July 2007; however, fuel and utilities prices rose much faster. The rise in oil prices to over $90 a barrel in late fall 2007 put pressure on both household and government budgets.~~

~~Personal income continued to rise in Maine faster than inflation. Personal income is estimated to have risen by 3.9 percent in calendar year 2007. The moderate growth in 2007 is in contrast to the much slower growth in 2005 when the state was affected by a number of events, the most significant of which was the Base Realignment and Closure Commission process. Unemployment hovered around the national average throughout 2007. The rate in Maine stood at 4.8 percent in September of 2007, which was slightly above the national rate of 4.7 percent.~~

~~The First Regular Session of the 123rd Legislature as a part of Public Law 2007, Chapter 240, enacted the Governor's initiative making sweeping reform in the administrative structure of local school districts. The legislation will have long lasting effects on the delivery of administrative service to schools. The reform known as "School Consolidation" proposed to reduce the number of local school districts from 240 to no more than 80 districts. The consolidation of school administrative districts was the most far reaching and significant legislation proposed or enacted since the Sinclair Act of 1957 that created the School Administrative District system. Also enacted in Public Law 2007, Chapter 240, was the establishment of an Irrevocable Trust to account for and invest funds set aside to amortize the unfunded liabilities of the state employee, teachers, and county and municipal firefighters and law enforcement personnel participating in the plan. The initial deposit to the trust was expected to amount to $90.0 million.~~

~~For the 2007 fiscal year, the final legally adopted budgeted expenditures for the General Fund amounted to $3.1 billion, an increase of about $166 million from the original legally adopted budget of approximately $2.9 billion. Actual expenditures on a budgetary basis amounted to approximately $62.9 million less than those authorized in the final budget; however, after deducting the encumbered obligations that will come due in fiscal year 2008, $17.1 million of unobligated funds remained as a result of a continuing concerted effort to control spending, primarily in the broad categories of education and social services. Actual revenues exceeded final budget forecasts by $33.7 million.~~

~~As a part of the final budget adjustment for fiscal year 2007, the legislature approved a direct appropriation to the state's Budget Stabilization Fund in the amount of $35.6 million. The additional appropriation increased the balance in the Fund to $115.5 million as of June 30, 2007.~~

~~Additional spending pressures were mounting in the State's Medicaid program which required additional General Fund support to ensure that "cycle payments" were made on a timely basis. This required additional cuts in other state funded programs beyond the adjustments necessary to meet the revenue downturn.~~

~~The Maine Constitution provides that the legislature shall not create any debt which exceeds $2.0 million except to suppress insurrection, to repel invasion or for purposes of war except when two-thirds of the legislature and a majority of the voters authorize the issuance of debt. The Constitution also provides that tax anticipation loans must be repaid during the fiscal year of issuance. Constitutional amendments have been adopted which also allow the legislature to authorize the issuance of bonds to insure payments on revenue bonds of up to $4.8 million for local public school building projects; in the amount of up to $4.0 million to guarantee student loans; to insure payments on up to $1.0 million of mortgage loans for Indian housing; to insure payments on up to $4.0 million of mortgage loans or small business loans to war veterans; and to insure payments on up to $90 million of mortgage loans for industrial, manufacturing, fishing, agricultural, and recreational enterprises. This last authorization has been limited statutorily to a maximum of $87.5 million available for issue through the Finance Authority of Maine.~~

~~When issuing General Obligation Bonds, the state of Maine pledges its full faith and credit to repay the financial obligation. Unless certain tax revenue streams are specifically restricted, states typically pledge all of their tax raising powers to secure the obligations. The major bond rating agencies regularly assess the capacity and willingness of the state to repay its general obligation debt. Moody's Investors Service and Standard & Poor's make their assessments, in large part, by examining four basic analytical areas: economy, financial performance and flexibility, debt burden and administration. The economic base is the most critical element in determining the rating. Growth and diversity in the demographics, tax base, and employment base of the state over the last decade are indicators of future growth prospects and debt repayment capabilities. Generally, states with higher income levels and diverse economic bases have superior debt repayment capabilities and are better protected from sudden shocks or unexpected volatility in the economy. Because a strong economy does not always ensure a state's ability to meet debt payments, the state's financial management and performance are also key factors.~~

~~Financial analysis involves several factors, including: accounting and reporting methods; revenue and expenditure patterns; annual operating and budgetary performance; leverage and equity positions; budget and financial planning; and contingency obligations. These factors present a clear indication of the financial strengths and weaknesses of the state. The rating agencies' analyses of these factors provide the framework for judging Maine's capacity to manage economic, political, and financial uncertainties.~~

~~At 2007 fiscal year-end, the state had $920 million in general obligation and other long-term debt outstanding. During fiscal year 2007, the state reduced outstanding long-term obligations by $79.8 million for outstanding general obligation bonds and $227.5 million for other long-term debt. Also during fiscal year 2007, the state incurred $318.3 million of additional long-term obligations.~~

~~When issuing General Obligation Bonds, the state of Maine pledges its full faith and credit to repay the financial obligation. Unless certain tax revenue streams are specifically restricted, states typically pledge all of their tax raising powers to secure the obligations. As of November 2008, all outstanding general obligation bonds of the state of Maine are rated AA by S&P and Aa3 by Moody's. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.~~

~~The above information provided is only a brief summary of the complex factors affecting the financial situation in Maine and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the preceding information. It is based in part on information obtained from various state and local agencies in Maine or contained in Official Statements for various Maine municipal obligations.~~

Factors Pertaining to Nebraska

[To come]

~~Since the Nebraska Fund invests a significant portion of its assets in Nebraska municipal securities, the Nebraska Fund is susceptible to political, economic or regulatory factors affecting issuers of Nebraska municipal obligations.~~

~~The state of Nebraska, located at the heart of the Great Plains, has a population of about 1.7 million people. Along with positive population growth, the state has enjoyed regular economic growth during the past few years. Historically, the state's economy is less cyclical than the national economy; that is, it typically does not grow as quickly as the national economy during periods of expansion but also does not contract as much during periods of recession. With more than 44 million of the state's 49 million acres used for farming and ranching, agriculture is a leading component of the Nebraska economy. Thus, any changes in agriculture and in the agricultural economy may have significant consequences for the overall Nebraska economy.~~

~~The state was admitted to the Union as the thirty-seventh state in 1867. Nebraska's government is divided into three branches: legislative, executive and judicial. Nebraska is the only state with a Unicameral Legislature, which has 49 non-partisan members. The chief executive is the governor, who is elected for a four-year term. Within the executive branch are various departments and agencies that perform a variety of functions. Since Nebraska's constitution generally allows no indebtedness, government expenses of such departments and agencies must be met on a pay-as-you-go basis. The state provides a full range of services including: the construction and maintenance of highways and infrastructure, education, social and health services, public safety, conservation of natural resources, economic development, and recreation facilities and development.~~

~~Budgetary control of state expenditures is maintained chiefly by three processes. First, a budget is required to be adopted through passage of appropriation bills by the legislature. Second, the appropriated funds are allocated by program and fund type and are controlled by the executive branch through an allotment process. The Legislature may also enact a supplemental appropriation bill and other appropriation bills as it deems necessary. Finally, the state's accounting system is designed to budget check each expenditure to ensure the appropriation is not exceeded.~~

~~The General Fund operations of the state are almost entirely dependent upon the income and sales taxes the state receives each year. Such taxes represent over 92 percent of all General Fund revenues. Net revenue from income taxes and sales taxes from all funds for the fiscal year ended June 30, 2007 increased $85 million over the prior year, due to the steady, solid growth in Nebraska in all areas: jobs, income and revenue. In finalizing the biennium budget for the fiscal years ending June 30, 2008 and June 30, 2009, the legislature, as required by the state constitution, balanced the budget.~~

~~For the year ended June 30, 2006 there was a continued increase in taxes collected, as net tax revenue from all taxes, on a fund basis, exceeded the prior year by $212 million. Income and sales taxes from all funds increased $227 million over last year, chiefly due to a $192 million jump in income taxes collected. This reflects an improved economy, more capital gains being reported and increased salaries being paid. Employment continues to have steady, moderate growth. For the fiscal year ending June 30, 2007, the state's General Fund ended the fiscal year with a $1.114 billion cash and investments balance.~~

~~Long-term liabilities totaled $499 million at June 30, 2007, which is a slight decrease from the prior year. Most of these liabilities consist of claims payable for workers' compensation, medical excess liability, unemployment compensation, employee health insurance, and Medicaid, in addition to the calculated amount for accrued vacation and vested sick leave due employees when they retire.~~

~~The focus of the state's Governmental Funds is to provide information on near-term inflows and outflows and the availability of spendable resources. In particular, the unreserved balance may provide some indication of the state's net resources available for spending at the end of the fiscal year. (Unreserved balances may be designated or undesignated. If they are designated, they are unreserved only as long as they are used for the purposes of the fund involved. In the Governmental Funds, most of the unreserved balances reside in designated funds.) At June 30, 2007, the state's Governmental Funds reported combined ending fund balances of $2,813 million. The total unreserved balances amounted to $2,153 million.~~

~~The General Fund is the chief operating fund of the state. The major General Fund liability is the estimated tax refunds payable of $291 million. Such refunds payable are $11 million less than the expected taxes owed the state. Other assets of the General Fund available to pay non tax-refund liabilities exceed such liabilities by $961 million.~~

~~Article XIII of the Nebraska Constitution prohibits the state from incurring debt in excess of one hundred thousand dollars. However, there is a provision in the constitution that permits the issuance of revenue bonds for: (1) construction of highways; and (2) construction of water conservation and management structures. The state can enter into capital lease and other financing contracts provided that the contracts include cancellation of clauses if the Legislature does not appropriate funds to continue the lease or financing agreement.~~

~~When issuing General Obligation Bonds, the state of Nebraska pledges its full faith and credit to repay the financial obligation. Unless certain tax revenue streams are specifically restricted, states typically pledge all of their tax raising powers to secure the obligations. As of November 2008, all outstanding general obligation bonds of the state of Nebraska are rated AA+ by S&P and are unrated by Moody's. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.~~

~~The above information provided is only a brief summary of the complex factors affecting the financial situation in Nebraska and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the preceding information. It is based in part on information obtained from various state and local agencies in Nebraska or contained in Official Statements for various Nebraska municipal obligations.~~

Factors Pertaining to New Hampshire

[To come]

~~Since the New Hampshire Fund invests a significant portion of its assets in New Hampshire municipal securities, the New Hampshire Fund is susceptible to political, economic or regulatory factors affecting issuers of New Hampshire municipal obligations.~~

~~The state has retained its advantages over other states in the region with low unemployment, low tax burdens, highly educated and skilled workforce, and a small and accessible government. New Hampshire had the seventh best overall business tax climate in the nation and the best in the Northeast in 2007, according to the 2008 State Business Tax Climate Index Ranking from the Tax Foundation.~~

~~Regional economic growth will remain low and below the national average through the remainder of the decade due to the broadening effects of the housing credit crisis and rising energy prices. Real gross product growth (the output of goods and services) will average just 2.2 percent a year through 2011, which was below the national average of 2.6 percent over the same time period. The weakest time for the regional economy was expected to be over fourth quarter 2007 and first quarter 2008 with growth rates of 1.6 percent and 1.7 percent, respectively. These growth forecasts were indicative of the broadening effects of the national credit crisis and the economic vulnerabilities extending from the housing market to other sectors of the economy.~~

~~With this regional backdrop, New Hampshire was expected to lead the region during the forecast period with annual growth in gross state product (GSP) of 3 percent. New Hampshire was forecast to lead the region in employment growth as well, growing at 1.7 percent annually, and will be the only state to grow at a rate above the national average. As of June 2007, New Hampshire's seasonally adjusted total non-farm employment grew by 1.5 percent from June of 2006, and the state's unemployment rate was 4.0 percent, which continued to track lower than New England (4.6 percent) and the national average (4.5 percent). In addition, as of June 2007 New Hampshire was expected to be one of only two states in the region to have growth in real per capita income above the national average, with the state forecasted to grow at 2.9 percent per year.~~

~~Housing prices in New Hampshire and across the region were expected to continue to decline through the second half of 2008 with a slow and modest recovery to follow. Delinquencies for non-prime mortgages and associated foreclosures were expected to continue well into 2008. The peak-to-trough decline in the region in median housing prices was expected to be just below 10 percent in 2008, as compared with the national decline of just over 10 percent. Economists remained concerned, however, due to the uncertainty as to the extent of financial institution losses yet to come in the U.S. residential mortgage market.~~

~~The combined General and Education Fund surplus at June 30, 2007 was $150.7 million. >Fund Balances have been on the rise since the last recession period low point of $17.3 million in fiscal 2003. Prior to 2007 year-end transfers, the current year 2007 operating surplus was $47.3 million for the General and Education Funds combined. A portion of the cumulative combined surplus of $81.7 million (2007 surplus of $47.3 million and carry forward surplus of $34.4 million) was transferred to the Rainy Day Fund at the end of 2007. In accordance with Chapter 263:111, Laws of 2007, the $40.6 million surplus remaining in the Education Trust Fund at June 30, 2007 was transferred to the General Fund. In addition, pursuant to Chapter 263:110, Laws of 2007, any surplus in excess of $20.0 million for the close of the fiscal biennium ending June 30, 2007 was not deposited into the Rainy Day Fund but remained in the General Fund. As a result, $20.0 million was transferred from the General Fund, bringing the balance in the Rainy Day Account to $89.0 million at June 30, 2007.~~

~~After the Rainy Day transfer, the combined General and Education Fund surplus at June 30, 2007 was $61.7 million. The surplus was primarily revenue driven as a result of greater than expected collections. Strong performance from Business Taxes and the Interest and Dividends Tax more than offset the unfavorable results seen in the Real Estate Transfer tax. Total General and Education Fund unrestricted revenue for fiscal 2007 was $2,291.2 million or $87.9 million (4 percent) greater than plan. Net appropriations, including anticipated budget reductions and savings from budget initiatives, for the General and Education Fund were $2,229.6 million, which was a minimal increase over the prior year.~~

~~The state budget is prepared on a biennial basis. Prior to the start of each biennium, all departments of the state are required by law to transmit to the commissioner of the Department of Administrative Services requests for capital and operating expenses and estimates for revenue for the ensuing biennium. Following public hearings and consultation with various department heads, the Governor prepares a recommended budget. The budget is forwarded to the Legislature by February 15th of the odd year for consideration. The Legislature performs its review of the proposed budget and can make further adjustments. The budget passed by the Legislature is forwarded to the Governor to be enacted into law or to be vetoed.~~

~~The state's investment in capital assets for its governmental and business-type activities as of June 30, 2007, amounted to $5.2 billion, with accumulated depreciation amounts of $2.4 billion, leaving a net book value of $2.8 billion, an increase of $146.3 million from the prior year. The investment in capital assets includes equipment, real property, infrastructure, computer software, and construction in progress. Infrastructure assets are items that are normally immovable, of value only to the state and include only roads and bridges. The net book value of the state's infrastructure for its roads and bridges approximates $1.5 billion, which increased $63.3 million from 2006 as 2007 additions of $114.4 million exceeded depreciation of $51.1 million.~~

~~The state may issue general obligation bonds, revenue bonds, and notes in anticipation of such bonds authorized by the Legislature and Governor and Council. The state may also directly guarantee certain authority or political subdivision obligations. At the end of fiscal year 2007, the state had total bonded debt outstanding of $984.3 million. Of this amount, $715.3 million are general obligation bonds, which are backed by the full faith and credit of the state. The remainder of the state's bonded debt is Turnpike revenue bonds, which are secured by the specified revenue sources within the Turnpike System.~~

~~On December 13, 2006, the state issued $75.0 million of general obligation capital improvement bonds. The interest rates of these serial bonds range from 3.5 percent to 5.0 percent, and the maturity dates range from 2008 through 2026. The state does not have any debt limitation, except for contingent debt guarantees.~~

~~As of November 2008, all outstanding general obligation bonds of the state of New Hampshire are rated AA by S&P and Aa2 by Moody's. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.~~

~~The above information provided is only a brief summary of the complex factors affecting the financial situation in New Hampshire and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the preceding information. It is based in part on information obtained from various state and local agencies in New Hampshire or contained in Official Statements for various New Hampshire municipal obligations.~~

Factors Pertaining to Oklahoma

[To come]

~~Since the Oklahoma Fund invests a significant portion of its assets in Oklahoma municipal securities, the Oklahoma Fund is susceptible to political, economic or regulatory factors affecting issuers of Oklahoma municipal obligations.~~

~~From Oklahoma's lowest employment after the 2001-2002 recession, Oklahoma's job growth for 2007 was 1.5 percent versus 1.3 percent at the national level. Strong job gains relative to the U.S. pushed state population gains above the 1 percent mark in 2007.~~

~~Oklahoma emerged from the revenue shortfall years of fiscal year 2002 and fiscal year 2003 with solid revenue growth in fiscal year 2004 through 2007. Actual revenue collected again exceeded 100 percent of the estimate and a deposit of $75.9 million was made into the Rainy Day Fund. This is the third year in a row and only the third time since the creation of the Rainy Day Fund that the fund balance reached the maximum allowed by law. The legal maximum is equal to 10 percent of the prior fiscal year's general revenue fund appropriations, or $571.6 million for fiscal year 2007.~~

~~Receipts from all of the four major taxes (income tax, sales tax, gross production tax and motor vehicle tax) exceeded revenues of fiscal year 2006, producing a combined total of $5.9 billion, or 88 percent of total General Revenue Fund receipts. The total of major taxes collected increased $140 million or 2.7 percent from that of the prior year. As compared to fiscal year 2006, collections from income taxes increased by $128 million, or 4.8 percent; sales taxes increased by $76 million, or 5.3 percent; motor vehicle taxes increased by $25.7 million, or 11.0 percent and gross production taxes on gas decreased by $103 million, or 16 percent.~~

~~The assets of the state exceeded its liabilities at fiscal year ending June 30, 2007 by $13.4 billion. Of this amount, $3.4 billion was reported as "unrestricted net assets." Unrestricted net assets represent the amount available to be used to meet the state's ongoing obligations to citizens and creditors.~~

~~The state's total net assets increased by $1.1 billion (an 8.6 percent increase) in fiscal year 2007, less than the 12 percent increase from the previous fiscal year. Net assets of governmental activities increased by $904 million (an 8.0 percent increase), while net assets of the business-type activities showed an increase of $153 million (a 14.4 percent increase).~~

~~As of the close of fiscal year 2007, the state's governmental funds reported a combined ending fund balance of $6.2 billion, an increase of $496 million in comparison with the prior year. Of this total amount, $3.45 billion represents the "unreserved fund balances", all being in the general fund. Of this $3.45 billion, $555 million (increased $13 million) is in the Cash Flow Reserve Fund and $571 million (increased $76 million) is in the Rainy Day Fund leaving $2.3 billion (decreased $13.7 million) as undesignated for the general fund. This $2.3 billion is roughly 16.5 percent of the total governmental funds expenditures for fiscal year 2007. This ratio decreased 1.5 percent in fiscal year 2007.~~

~~The state's total long-term debt obligations showed a net increase of $67.5 million (3.76 percent) in the governmental type activities and a net decrease of $75 million (11.4 percent) the business type activities during fiscal year 2007. The key factor causing the governmental type increase was the issuance of $96 million in new ODOT revenue bonds. The decrease in the business type activities was primarily due to the annual debt service requirements by the Oklahoma Water Resources Board.~~

~~The focus of the state's governmental funds is to provide information on near-term inflows, outflows, and balances of spendable resources. Such information is useful in assessing the state's financing requirements. In particular, unreserved fund balance may serve as a useful measure of a government's net resources available for spending at the end of the fiscal year.~~

~~As of the end of the fiscal year 2007, the state's governmental funds reported combined ending fund balances of $6.2 billion, an increase of $520 million from the prior year. More than one half ($3.4 billion or 56 percent) of this total amount constitutes unreserved fund balance, which is available for spending in the coming year. The remainder of fund balance is reserved to indicate that it is not available for new spending because it has already been committed 1) to liquidate contracts and purchase orders of the prior fiscal year ($439 million), 2) to pay debt service ($145 million), 3) to be held in permanent trust funds for education, wildlife and prevention of tobacco related health issues ($1.9 billion) or 4) for a variety of other restricted purposes ($147 million).~~

~~The general fund is the chief operating fund of the state. At the end of fiscal year 2007, unreserved fund balance of the general fund was $3.4 billion, while the total fund balance increased $235 million to $4.2 billion. As a measure of the general fund's liquidity, it may be useful to compare both unreserved fund balance and total fund balance to total fund expenditures. Unreserved fund balance represents 24.6 percent of total general fund expenditures (down from 26 percent in fiscal year 2006) while total fund balance represents 30 percent of that same amount (down from 31 percent in fiscal year 2006). Overall the fund balance of the state's general fund increased by $235 million during fiscal year 2007. This is a 5.9 percent increase from fiscal year 2006.~~

~~General obligation bonds are backed by the full faith and credit of the state, including the state's power to levy additional taxes to ensure repayment of the debt. Accordingly, all general obligation debt currently outstanding was approved by a vote of the citizens. Prior to a 1993 general obligation bond program, except for refunding bonds, the state last issued general obligation bonds in 1968. Certain maturities of those bonds were advance refunded in 1977 and again in 2003. As of June 30, 2007, the outstanding general obligation net debt of the state of Oklahoma was $233.5 million. This figure excludes the self-supporting taxable bonds of the Oklahoma Industrial Finance Authority, which are secured by the repayment of loans made to private businesses. State revenues have never been required to support debt service payments on these obligations.~~

~~As of November 2008, all outstanding general obligation bonds of the state of Oklahoma are rated AA+ by S&P and Aa3 by Moody's. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.~~

~~The above information provided is only a brief summary of the complex factors affecting the financial situation in Oklahoma and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the preceding information. It is based in part on information obtained from various state and local agencies in Oklahoma or contained in Official Statements for various Oklahoma municipal obligations.~~

APPENDIX B—RATINGS OF INVESTMENTS

The following descriptions of debt security ratings are based on information provided by Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's Ratings Services ("S&P").

Description of Bond Ratings

Moody's Municipal Long-Term Debt Ratings

The four highest long-term ratings of Moody's for municipal obligations are Aaa, Aa, A, and Baa.

Aaa	Issuers or issues rated Aaa demonstrate the strongest creditworthiness relative to other U.S. municipal or tax-exempt issuers or issues.
Aa	Issuers or issues rated Aa demonstrate very strong creditworthiness relative to other U.S. municipal or tax-exempt issuers or issues.
A	Issuers or issues rated A present above-average creditworthiness relative to other U.S. municipal or tax-exempt issuers or issues.
Baa	Issuers or issues rated Baa represent average creditworthiness relative to other U.S. municipal or tax-exempt issuers or issues.
Note:

Moody's appends numerical modifiers 1, 2 and 3 to each generic rating category from Aa through Caa. The modifier 1 indicates that the issuer or obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

S&P Long-Term Issue Ratings

The four highest long-term ratings of S&P for debt obligations are AAA, AA, A, and BBB.

AAA	An obligation rated AAA has the highest rating assigned by S&P. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.
AA	An obligation rated AA differs from the highest-rating obligations only to a small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.
A

An obligation rated A is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB

An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Plus (+) or Minus (-)	The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

Description of Municipal Short-Term Ratings

Moody's Municipal Short-Term Obligation Ratings

MIG 1

This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

MIG 2	This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.
MIG 3	This designation denotes acceptable credit quality. Liquidity and cash flow protection may be narrow, and market access for refinancing is likely to be less well-established.
SG	This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

S&P's Municipal Note Ratings

SP-1	Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.
SP-2	Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.
SP-3	Speculative capacity to pay principal and interest.

Description of Other Short-Term Debt Ratings

Moody's Short-Term Ratings

P-1	Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.
P-2	Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.
P-3	Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term debt obligations.
NP	Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

S&P's Short-Term Issue Ratings

A-1

A short-term obligation rated A-1 is rated in the highest category by S&P. The obligor's capacity to meet its financial commitment is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

A-2

A short-term obligation rated A-2 is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

A-3

A short-term obligation rated A-3 exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B

A short-term obligation rated B is regarded as having significant speculative characteristics. Ratings of B-1, B-2, and B-3 may be assigned to indicate finer distinctions within the "B" category. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B-1

A short-term obligation rated B-1 is regarded as having significant speculative characteristics, but the obligor has a relatively stronger capacity to meet its financial commitments over the short term compared to other speculative-grade obligors.

B-2

A short-term obligation rated B-2 is regarded as having significant speculative characteristics, and the obligor has an average speculative-grade capacity to meet its financial commitments over the short term compared to other speculative-grade obligors.

B-3

A short-term obligation rated B-3 is regarded as having significant speculative characteristics, and the obligor has a relatively weaker capacity to meet its financial commitments over the short term compared to other speculative grade obligors.

C

A short-term obligation rated C is currently vulnerable to non-payment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D

A short-term obligation rated D is in payment default. The D rating category is used when payments on an obligation are not made on the due date even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The D rating will also be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

INTEGRITY MANAGED PORTFOLIOS

PART C
OTHER INFORMATION

ITEM 23: EXHIBITS

(a)	Agreement and Declaration of Trust dated August 10, 1990(1)

(b)	By-laws of Registrant(1)

(c)	Specimen Certificate for the Kansas Municipal Fund(1)

(d)	(1)	~~Management and~~ Investment Advisory Agreement between Registrant and ~~Integrity Money~~Viking Fund Management, ~~Inc.~~LLC ("~~Integrity Money~~Viking Management") on behalf of the Kansas Municipal Fund(~~2~~11)

	(2)	~~Management and~~ Investment Advisory Agreement between Registrant and ~~Integrity Money~~Viking Management on behalf of the Kansas Insured Intermediate Fund(~~2~~11)

	(3)	~~Management and~~ Investment Advisory Agreement between Registrant and ~~Integrity Money~~Viking Management on behalf of the Nebraska Municipal Fund(~~2~~11)

	(4)	~~Management and~~ Investment Advisory Agreement between Registrant and ~~Integrity Money~~Viking Management on behalf of the Oklahoma Municipal Fund(~~2~~11)

	(5)	~~Management and~~ Investment Advisory Agreement between Registrant and ~~Integrity Money~~Viking Management on behalf of the Maine Municipal Fund(~~2~~11)

	(6)	~~Management and~~ Investment Advisory Agreement between Registrant and ~~Integrity Money~~Viking Management on behalf of the New Hampshire Municipal Fund(~~2~~11)

(e)	(1)	(i) Distribution and Services Agreement between Registrant and Integrity Funds Distributor, Inc. ("Integrity Funds Distributor") on behalf of the Kansas Municipal Fund(4)

(ii) Distribution and Services Agreement between Registrant and Integrity Funds Distributor on behalf of the Kansas Insured Intermediate Fund(4)

(iii) Distribution and Services Agreement between Registrant and Integrity Funds Distributor on behalf of the Nebraska Municipal Fund(4)

(iv) Distribution and Services Agreement between Registrant and Integrity Funds Distributor on behalf of the Oklahoma Municipal Fund(4)

(v) Distribution and Services Agreement between Registrant and Integrity Funds Distributor on behalf of the Maine Municipal Fund(3)

(vi) Distribution and Services Agreement between Registrant and Integrity Funds Distributor on behalf of the New Hampshire Municipal Fund(3)

	(2)	Dealer Agreement(4)

(f)	Not Applicable

(g)	Custody Agreement with Wells Fargo Bank, N.A. on behalf of all Series(5)

(h)	(1)	Transfer Agency Agreement between Registrant and Integrity Fund Services, Inc. ("Integrity Fund Services") on behalf of all Series(9)

	(2)	Accounting Services Agreement between Registrant and Integrity Fund Services on behalf of all Series(3)

	(3)	Administration Services Agreement between Registrant and Integrity Fund Services on behalf of all Series(9)

	(4)	Management Fee Waiver and Expense Reimbursement Agreement between Registrant and Viking Management on behalf of all Series(11)

(i)	(1)	Opinion and Consent of Chapman and Cutler for the Kansas Municipal Fund dated November 14, 1990(1)

	(2)	Opinion and Consent of Chapman and Cutler for the Kansas Insured Intermediate Fund dated November 12, 1992(1)

	(3)	Opinion and Consent of Chapman and Cutler for the Nebraska Municipal Fund dated November 16, 1993(1)

	(4)	Opinion and Consent of Chapman and Cutler for the Oklahoma Municipal Fund dated September 25, 1996(6)

(5)

Opinion and Consent of Chapman and Cutler for the Kansas Municipal Fund, the Kansas Insured Intermediate Fund, the Nebraska Municipal Fund, and the Oklahoma Municipal Fund (the "Original Series") dated November 29, 1999(1)

	(6)	Opinion and Consent of Peter A. Quist for the Original Series dated November 29, 2000(7)

	(7)	Opinion and Consent of Gordon Dihle for the Original Series dated November 26, 2001(5)

	(8)	Opinion and Consent of Gordon Dihle for the Original Series dated November 27, 2002(8)

	(9)	Opinion and Consent of Chapman and Cutler LLP dated September 29, 2003(4)

	(10)	Opinion and Consent of Chapman and Cutler LLP dated December 22, 2003(4)

	(11)	Opinion and Consent of Stradley Ronon Stevens & Young, LLP(2)

	(12)	Opinion and Consent of Chapman and Cutler LLP(9)

	(13)	Consent of Chapman and Cutler LLP(~~10~~11)

(j)	Consent of Independent Auditors—Brady, Martz & Associates(~~10~~11)

(k)	Not applicable

(l)	Subscription agreement with Ranson Managed Portfolios(1)

(m)	(1)	Shareholder Services Plan for the Kansas Municipal Fund(4)

	(2)	Shareholder Services Plan for the Nebraska Municipal Fund(4)

	(3)	Shareholder Services Plan for the Oklahoma Municipal Fund(4)

	(4)	Shareholder Services Plan for the Maine Municipal Fund(3)

	(5)	Shareholder Services Plan for the New Hampshire Municipal Fund(3)

(n)	Not applicable

(o)	Reserved

(p)	Code of Ethics(10)

(z)	Power of Attorney Authorization(10)

(1)	Previously filed with and incorporated by reference to Post-Effective Amendment Number 43 filed on November 30, 1999.

(2)	Previously filed with and incorporated by reference to Post-Effective Amendment Number 51 filed on November 24, 2004.

(3)	Previously filed with and incorporated by reference to Post-Effective Amendment Number 49 filed on September 29, 2003.

(4)	Previously filed with and incorporated by reference to Post-Effective Amendment Number 50 filed on December 22, 2003.

(5)	Previously filed with and incorporated by reference to Post-Effective Amendment Number 45 filed on November 26, 2001.

(6)	Previously filed with and incorporated by reference to Post-Effective Amendment Number 25 filed on September 25, 1996.

(7)	Previously filed with and incorporated by reference to Post-Effective Amendment Number 44 filed on November 29, 2000.

(8)	Previously filed with and incorporated by reference to Post-Effective Amendment Number 47 filed on November 27, 2002.

(9)	Previously filed with and incorporated by reference to Post-Effective Amendment Number 54 filed on November 30, 2006.

(10)	~~Filed herewith.~~Previously filed with and incorporated by reference to Post-Effective Amendment Number 56 filed on November 28, 2008.

(11)	To be filed on amendment.

ITEM 24: PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

To the best of Registrant's knowledge, as of ~~November 28, 2008,~~September 30, 2009, no person is either directly or indirectly controlled by or under common control with Registrant.

ITEM 25: INDEMNIFICATION

The following is a summary of the rights of indemnification set forth in the Agreement and Declaration of Trust of Registrant (see Exhibit (a)). Article VIII of the Agreement and Declaration of Trust of Registrant provides generally that any person who is or has been a Trustee or officer of Registrant (including persons who serve at the request of Registrant as directors, trustees or officers of another organization and including persons who served as officers and trustees of the Registrant) shall be indemnified by Registrant to the fullest extent permitted by law against liabilities and expenses reasonably incurred by such person in connection with any claim, suit, or proceeding in which such person becomes involved as a party or otherwise by virtue of being or having been such a Trustee, director, or officer and against amounts incurred in settlement thereof. It is further provided in such Agreement and Declaration of Trust that no indemnification shall be provided in the event that it is determined that such person was engaged in willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office or that such person did not act in good faith in the reasonable belief that his action was in the best interests of Registrant. In the event of a settlement or other disposition not involving a final determination of the foregoing matters by a court or other body, no indemnification shall be provided unless a determination is made by a vote of a majority of the Disinterested Trustees acting on the matter or a written opinion of independent legal counsel. The right to indemnification as so provided may be insured against by policies maintained by the Registrant and shall continue as to any person who has ceased to be a Trustee or officer of Registrant.

Expenses of preparation and presentation of a defense by a person claiming indemnification may be advanced by Registrant provided generally that such person undertakes to repay any such advances if it is ultimately determined that he is not entitled to indemnification and provided that either such undertaking is secured by appropriate security or a majority of the Disinterested Trustees acting on the matter or independent legal counsel in a written opinion determines that there is reason to believe that such person ultimately will be found entitled to indemnification.

The Agreement and Declaration of Trust provides further that in the event that any shareholder or former shareholder shall be found to be personally liable solely by reason of his being a shareholder and not because of acts or omissions of such person, such shareholder shall be entitled, out of assets of the Registrant, to be indemnified against all loss and expense arising from such liability (provided there is no liability to reimburse any shareholder for taxes paid by reason of such shareholder's ownership of shares or for losses suffered by reason of any changes in value of any of Registrant's assets).

The Agreement and Declaration of Trust (Article IV, Section 2(o)) provides specifically that the Trustees have the power to purchase and pay for insurance out of assets of Registrant as they deem necessary or appropriate for the conduct of its business including policies insuring shareholders, Trustees, officers, employees, agents, investment managers, principal underwriters, or independent contractors of the Registrant against claims or liabilities arising by reason of such persons holding or having held any such office or position with Registrant or by reason of any action alleged to have been taken or omitted by any such person in such office or position including any action taken or omitted that may be determined to constitute negligence whether or not the Registrant would have the power to indemnify such person against such liability.

The provisions with respect to indemnification in the Agreement and Declaration of Trust of Registrant do not affect any rights of indemnification that persons other than those specifically covered may have whether under contract or otherwise under law.

In addition to the foregoing, the distribution and services agreements with the Funds' Distributor provide that the respective fund will indemnify and hold harmless the Distributor and each of its directors and officers and each person, if any, who controls the Distributor within the meaning of Section 15 of the Securities Act of 1933 against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages, or expense and reasonable counsel fees incurred in connection therewith), arising by reason of any person acquiring any shares, based upon the ground that the registration statement, prospectus, shareholder or other information filed or made public by the respective fund (as from time to time amended), included an untrue statement of a material fact or omitted to state a material fact required to be stated or necessary in order to make the statements not misleading under the 1933 Act, or any other statute or the common law. However, the applicable fund does not agree to indemnify the Distributor or hold it harmless to the extent that the statement or omission was made in reliance upon, and in conformity with, information furnished to the fund by or on behalf of the Distributor. In no case (i) is the indemnity of the fund in favor of the Distributor or any person indemnified to be deemed to protect the Distributor or any person against any liability to the fund or its security holders to which the Distributor or such person would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties under the applicable distribution and services agreement, or (ii) is the fund to be liable under its indemnity agreement contained in Section 8 of the distribution and services agreement with respect to any claim made against the Distributor or any person (or after the Distributor or the person shall have received notice or service on any designated agent). However, failure to notify the respective fund of any claim shall not relieve the fund from any liability which it may have to the Distributor or any person against whom such action is brought otherwise than on account of its indemnity agreement contained in Section 8 of the respective distribution and services agreement. The applicable fund shall be entitled to participate at its own expense in the defense, or if it so elects, to assume the defense of any suit brought to enforce any claims, but if the fund elects to assume the defense, the defense shall be conducted by counsel chosen by it and satisfactory to the Distributor or persons or defendant or defendants in the suit. In the event, the applicable fund elects to assume the defense of any suit and retain counsel, the Distributor, officers or Trustees or controlling person or persons, defendant or defendants in the suit, shall bear the fees and expenses of any additional counsel retained by them. If the respective fund does not elect to assume the defense of any suit, it will reimburse the Distributor, officers and Trustees or controlling person or persons, defendant or defendants in the suit, for the reasonable fees and expenses of any counsel retained by them. The applicable fund agrees to notify the Distributor promptly of the commencement of any litigation or proceedings against it or any of its officers or Trustees in connection with the issuance or sale of any of the shares of the respective fund.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees, officers, and controlling persons of the Registrant pursuant to the provisions of Registrant's Agreement and Declaration of Trust, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liability (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer, or controlling person of Registrant in the successful defense of any action, suit, or proceeding) is asserted by such Trustee, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 26: BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISERS

The business of ~~Integrity Money~~Viking Fund Management, ~~Inc.~~LLC, is summarized under "Investment Adviser" in the Statement of Additional Information constituting Part B of this Registration Statement, which summary is incorporated herein by reference.

The information required by this Item 26 with respect to each director, officer or partner of the Registrant's adviser, ~~Integrity Money~~Viking Fund Management, ~~Inc.~~LLC, is incorporated by reference to Form ADV filed by ~~Integrity Money~~Viking Fund Management, ~~Inc.~~LLC, with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended (File No. 801-~~33131~~56605).

ITEM 27: PRINCIPAL UNDERWRITERS

(a)

Integrity Funds Distributor, Inc. acts as principal underwriter for the Funds as well as for Integrity Fund of Funds, Inc., The Integrity Funds and Viking Mutual Funds.~~Integrity Funds Distributor, Inc. acts as principal underwriter for the Funds as well as for ND Tax-Free Fund, Inc., Integrity Fund of Funds, Inc., and The Integrity Funds.~~

(b)	The information required by the following table is provided with respect to each director, officer, or partner of each principal underwriter named in the response to Item 20.

	NAME AND PRINCIPAL BUSINESS ADDRESS	POSITIONS AND OFFICES WITH UNDERWRITER	POSITIONS AND OFFICES WITH REGISTRANT
	Shannon D. Radke PO Box 500 Minot, North Dakota 58702	Director, President	President
	Toben Taft PO Box 500 Minot, North Dakota 58702	Director, Vice President	None
	Laura K. Anderson ~~1 North Main Street~~PO Box 500 Minot, North Dakota 58702~~58703~~	~~President~~Director, Secretary	None
	~~Peter A. Quist 1 North Main Street Minot, North Dakota 58703~~	~~Vice President Secretary Director~~	~~Vice President Secretary~~
	~~John Carlson 1 North Main Street~~  James Johnson PO Box 500 Minot, North Dakota 58702~~58703~~	Director, Treasurer	None

(c)	Not applicable

ITEM 28: LOCATION OF ACCOUNTS AND RECORDS

Wells Fargo Bank, NA, Trust & Custody Solutions, 801 Nicollet Mall, Suite 700, Minneapolis, MN 55479, serves as Registrant's Custodian and will maintain all records related to that function. Integrity Fund Services, Inc. ("Integrity Fund Services"), serves as Registrant's transfer agent and maintains all records related to that function. Integrity Fund Services also serves as Registrant's accounting service agent and maintains all records related to that function. ~~Integrity Money Management, Inc.~~Viking Fund Management, LLC serves as Registrant's investment adviser and Integrity Funds Distributor, Inc., serves as Registrant's principal underwriter and maintain all records related to those functions, respectively. Registrant maintains all of its corporate records. The street address of each of the foregoing (other than the custodian) is 1 North Main Street, Minot, North Dakota 58703.

ITEM 29: MANAGEMENT SERVICES

Not applicable

ITEM 30: UNDERTAKINGS

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant ~~certifies that it meets all of the requirements for effectiveness of this registration statement under rule 485(b) under the Securities Act and~~ has duly caused this Post-effective Amendment Number ~~56~~57 to Registrant's Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minot, State of North Dakota, on the ~~28th day of November, 2008~~30th day of September, 2009.

INTEGRITY MANAGED PORTFOLIOS

By:	/s/Shannon D. Radke~~Robert E. Walstad~~
Shannon D. Radke~~Robert E. Wasltad~~
~~Interim~~ President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment Number ~~56~~57 to the Registration Statement has been signed below by the following persons in the capacities indicated on September 30, 2009~~November 28, 2008~~:

Signature	Title

/s/Shannon D. Radke~~Robert E. Walstad~~	~~Interim~~President~~, Trustee, and Chairman of the Board~~
Shannon D. Radke~~Robert E. Walstad~~	(Principal Executive Officer)

/s/Adam Forthun	Treasurer
Adam Forthun	(Principal Financial and Accounting Officer)

/s/Robert E. Walstad
Trustee and Chairman of the Board

Jerry M. Stai*	Trustee	)	By:	/s/Robert E. Walstad
Orlin W. Backes*	Trustee	)		Robert E. Walstad
R. James Maxson*	Trustee	)		Attorney-in-Fact

*

An original power of attorney authorizing Robert E. Walstad to execute any amendment to Registration Statement No. 33-36324 for each of the trustees of the Registrant on whose behalf this Post-Effective Amendment No. 57~~56~~ to the Registration Statement is being filed has been executed and ~~is being~~ filed ~~herewith~~ with the Securities and Exchange Commission with Post-Effective Amendment No. 56 to the Registration Statement.

~~(i)~~	~~(13)~~	~~Consent of Chapman and Cutler LLP~~

~~(j)~~	~~Consent of Independent Auditors—Brady, Martz & Associates~~

~~(p)~~	~~Code of Ethics~~

~~(z)~~	~~Power of Attorney Authorization~~